EXHIBIT 2.1

EXECUTION COPY

ACQUISITION AGREEMENT

dated as of October 8, 2012

between

STANLEY BLACK & DECKER, INC.

and

SPECTRUM BRANDS, INC.

ARTICLE I DEFINITIONS
Section 1.01	Certain Defined Terms
Section 1.02	Interpretation
ARTICLE II PURCHASE AND SALE OF PURCHASED COMPANIES EQUITY INTERESTS AND TRANSFERRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES
Section 2.01	Purchase and Sale of Purchased Companies Equity Interests and Transferred Assets; Exclusion of Excluded Assets
Section 2.02	Assumption of Assumed Liabilities; Retention of Retained Liabilities
Section 2.03	HHI Purchase Price; TLM Purchase Price; Allocation of HHI Purchase Price and TLM Purchase Price
Section 2.04	HHI Purchase Price Adjustment
Section 2.05	TLM Purchase Price Adjustment
Section 2.06	The Closings
Section 2.07	Deliveries for the First Closing.
Section 2.08	Deliveries for the Second Closing
Section 2.09	Accounting
Section 2.10	Transfer of Xiaolan, Charlotte PTO, TLM Philippines and Shenzhen Assets
Section 2.11	Withholding
Section 2.12	Net Xiaolan Cash.
Section 2.13	Foreign Acquisition Agreements
ARTICLE III REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE PURCHASED COMPANIES EQUITY INTERESTS
Section 3.01	Organization, Standing and Power.
Section 3.02	Authority; Execution and Delivery; Enforceability
Section 3.03	No Conflicts; Consents and Approvals
Section 3.04	Equity Interests in the Transferred Entities; Equity Interests in Other Persons.
ARTICLE IV REPRESENTATIONS AND WARRANTIES RELATING TO THE TRANSFERRED ENTITIES AND THE TRANSFERRED ASSETS
Section 4.01	Organization and Good Standing.
Section 4.02	Financial Statements
Section 4.03	No Undisclosed Liabilities; Absence of Certain Changes or Events.
Section 4.04	Absence of Litigation
Section 4.05	Compliance with Laws
Section 4.06	Governmental Licenses and Permits
Section 4.07	Assets Other Than Real Property Interests
Section 4.08	Real Property
Section 4.09	Seller’s Employee Benefit Plans

i

Section 4.10	Employee Matters
Section 4.11	Environmental Matters
Section 4.12	Contracts
Section 4.13	Brokers or Finders
Section 4.14	Intellectual Property
Section 4.15	Taxes
Section 4.16	Insurance
Section 4.17	Customer Relationships
Section 4.18	Supplier Relationships
Section 4.19	Inventory
Section 4.20	Products
Section 4.21	Affiliate Transactions
Section 4.22	HHI/TLM Bank Accounts
Section 4.23	TLM Inventory and Cash
Section 4.24	TLM Separation; Other Arrangements
Section 4.25	Exclusivity of Representations and Warranties
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER
Section 5.01	Organization and Good Standing
Section 5.02	Authority
Section 5.03	No Conflict; Consents and Approvals
Section 5.04	Absence of Litigation
Section 5.05	Securities Act
Section 5.06	Brokers or Finders
Section 5.07	Financing
Section 5.08	Solvency
Section 5.09	Knowledge re Second Closing Approvals
Section 5.10	Exclusivity of Representations and Warranties
ARTICLE VI COVENANTS
Section 6.01	Conduct of Business Prior to the Closings
Section 6.02	Access to Information
Section 6.03	Confidentiality; Publicity
Section 6.04	Efforts and Actions to Cause the Closings to Occur
Section 6.05	Bulk Sales
Section 6.06	Insurance
Section 6.07	Certain Services and Benefits Provided by Affiliates; Intercompany Matters; Further Assurances
Section 6.08	Other Intellectual Property
Section 6.09	Ancillary Agreements
Section 6.10	Maintenance of Books and Records; Cooperation
Section 6.11	Deletion of Non-Transferred Software
Section 6.12	Endorsement of Checks
Section 6.13	Divestment of the Business
Section 6.14	TLM Acquisition

Section 6.15	Financing
Section 6.16	Certain Covenants
Section 6.17	Pre-Closing Restructuring
Section 6.18	Bank Accounts
Section 6.19	Notification of Certain Matters
Section 6.20	Exclusivity
Section 6.21	Financial Statements
Section 6.22	Assistance with Form 8-K Reporting Obligation
Section 6.23	TLM Ancillary Agreements; TLM Separation Plan
ARTICLE VII EMPLOYEE MATTERS
Section 7.01	Offers of Employment
Section 7.02	Assumption of Assumed Benefit Plans; Transfer of Related Assets
Section 7.03	Liability for Employees
Section 7.04	U.S. Tax Matters
Section 7.05	No Employee Rights
Section 7.06	Listed Employees
Section 7.07	Deferred Transfer Employee
ARTICLE VIII TAX MATTERS
Section 8.01	Transfer Taxes
Section 8.02	Tax Characterization of Adjustments
Section 8.03	Real Estate and Property Taxes
Section 8.04	Tax Returns
Section 8.05	Tax Information and Cooperation
ARTICLE IX CONDITIONS TO FIRST CLOSING
Section 9.01	Conditions to Obligations of Seller
Section 9.02	Conditions to Obligations of Purchaser
Section 9.03	Frustration of Closing Conditions
ARTICLE X CONDITIONS TO SECOND CLOSING
Section 10.01	Conditions to Obligations of Seller
Section 10.02	Conditions to Obligations of Purchaser
Section 10.03	Frustration of Closing Conditions
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER
Section 11.01	Termination prior to First Closing
Section 11.02	Effect of Termination and Abandonment prior to First Closing; Termination Fees
Section 11.03	Termination prior to Second Closing
Section 11.04	Effect of Termination and Abandonment prior to Second Closing; Termination Fees
Section 11.05	Limitations; Acknowledgement

ARTICLE XII INDEMNIFICATION
Section 12.01	Indemnification; Remedies
Section 12.02	Notice of Claim; Defense
Section 12.03	No Duplication; Exclusive Remedy
Section 12.04	Limitation on Set-Off
Section 12.05	Mitigation
Section 12.06	Potential Contributors
Section 12.07	Tax Indemnification
Section 12.08	Effect of Knowledge
Section 12.09	TLM Indemnification
Section 12.10	Mexican Statutory Plan Underfunding; TLM Separation
ARTICLE XIII GENERAL PROVISIONS
Section 13.01	Waiver
Section 13.02	Expenses
Section 13.03	Notices
Section 13.04	Headings
Section 13.05	Severability
Section 13.06	Entire Agreement
Section 13.07	Assignment
Section 13.08	No Third-Party Beneficiaries
Section 13.09	Amendment
Section 13.10	Governing Law; Submission to Jurisdiction
Section 13.11	Counterparts
Section 13.12	Waiver of Jury Trial
Section 13.13	Enforcement
Section 13.14	No Presumption

ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT (this “Agreement”) is dated as of October 8, 2012, between Stanley Black & Decker, Inc., a Connecticut corporation (“Seller”), and Spectrum Brands, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller beneficially owns and operates (directly and through certain Subsidiaries) the HHI Business;

WHEREAS, Seller, and its wholly owned Subsidiaries listed as Subsidiary Transferors on Exhibit A, are the direct owners of the equity interests in each of the entities set forth opposite such Person’s name in Exhibit A (such entities are collectively referred to as the “HHI Companies” and such equity interests are collectively referred to as the “HHI Companies Equity Interests”);

WHEREAS, the applicable HHI Company is the direct or indirect owner of all the equity interests in each of the entities listed below such HHI Company’s name in Exhibit A (such entities are collectively referred to as the “HHI Company Subsidiaries” and such equity interests are collectively referred to as the “HHI Company Subsidiaries’ Equity Interests”);

WHEREAS, Seller’s wholly owned Subsidiary owns 89.3% of the issued and outstanding common shares of Tong Lung Metal Industry Co. Ltd., a Taiwan corporation (“TLM Taiwan”), which is the owner of the TLM Business, including 100% of the equity interests in Lucky (International) Samoa, Ltd., a Samoan corporation (“Lucky Samoa”), which in turn owns approximately 99% of the equity interests in Tong Lung Philippines Metal Industry Co., Inc., a Philippines corporation (“TLM Philippines” and such equity interests, the “TLM Philippines Equity Interests”), and Seller is in the process of acquiring all of the remaining issued and outstanding shares of TLM Taiwan (such acquisition, the “TLM Acquisition”);

WHEREAS, Seller, the Subsidiary Transferors, the HHI Companies and the HHI Company Subsidiaries, on the one hand, and TLM Taiwan and its Subsidiaries (including TLM Philippines), on the other hand, conduct the HHI Business and TLM Business, respectively (the HHI Companies, the HHI Company Subsidiaries and TLM Philippines are collectively referred to as the “Transferred Entities”);

WHEREAS, at the First Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller and the Subsidiary Transferors desire to sell and transfer to Purchaser or its designees, and Purchaser or its designees desire to purchase and accept and assume from Seller and the Subsidiary Transferors, the HHI Companies Equity Interests, the Transferred HHI Assets and the Assumed HHI Liabilities (the “First Acquisition”);

WHEREAS, at the Second Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to cause TLM Taiwan and Lucky Samoa, as applicable, to sell and transfer to Purchaser or its designees, and Purchaser or its designees desire to purchase and accept and assume from TLM Taiwan and Lucky Samoa, as applicable, the

TLM Philippines Equity Interests, the Transferred TLM Assets and the Assumed TLM Liabilities (the “Second Acquisition”);

WHEREAS, immediately after the Closings, Purchaser or its designees shall (a) directly own the Purchased Companies Equity Interests and the Transferred Assets, (b) directly be responsible for the Assumed Liabilities, and (c) indirectly own the HHI Company Subsidiaries’ Equity Interests (the Purchased Companies Equity Interests and the HHI Company Subsidiaries’ Equity Interests are collectively referred to as the “Transferred Equity Interests”); and

WHEREAS, concurrently with the execution of this Agreement, Purchaser is entering into agreements regarding certain retention and severance benefits of Mr. Gregory J. Gluchowski, Jr., and certain other members of senior management and key employees of the Business, which agreements shall be effective as of the First Closing Date.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01                      Certain Defined Terms.  As used in this Agreement, the following terms have the following meanings:

“Accounting Arbitrator” has the meaning specified in Section 2.04(d).

“Acquired Competitive Business” has the meaning specified in Section 6.16(a).

“Acquired Intellectual Property” has the meaning specified in Section 4.14(a).

“Action” means any claim, demand, litigation, action, cause of action, suit, audit, dispute, review, hearing, charge, indictment, complaint or other judicial or administrative proceeding, at law or in equity, before or by any Governmental Authority or arbitration or other similar dispute resolution proceeding.

“Affiliate” means, with respect to any specified Person, any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” has the meaning specified in the Preamble.

“Ancillary Agreements” means the HHI Ancillary Agreements, the TLM Ancillary Agreements, and any Foreign Acquisition Agreements.

“Applicable Anti-bribery Law” means the United States Foreign Corrupt Practices Act and all other anti-bribery and anti-corruption laws to which the Business is subject.

“Apportioned Obligations” has the meaning specified in Section 8.03.

“Assumed Benefit Plan” has the meaning specified in Section 4.09.

“Assumed HHI Liabilities” means all Liabilities of Seller and its Subsidiaries (other than a Transferred Entity) to the extent relating to the Transferred HHI Assets or the HHI Business, whether or not known or accrued and whether arising before or after the First Closing, but excluding the Retained Liabilities.

“Assumed Liabilities” means the Assumed HHI Liabilities and the Assumed TLM Liabilities.

“Assumed TLM Liabilities” means all Liabilities of TLM Taiwan and its Subsidiaries (other than TLM Philippines) to the extent relating to the Transferred TLM Assets or the TLM Business, whether or not known or accrued and whether arising before or after the Second Closing, but excluding the Retained Liabilities.

“Audited Financial Statements” has the meaning specified in Section 4.02(a).

“Base HHI Purchase Price” has the meaning specified in Section 2.03(a)(ii).

“Base TLM Purchase Price” has the meaning specified in Section 2.03(b).

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement; provided that governmental statutory benefit plans and plans, programs, policies, or agreements required to be maintained by applicable Law shall not be considered Benefit Plans for any purpose under this Agreement.

“Business” means the HHI Business and the TLM Business, collectively.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or Hartford, Connecticut.

“Cap” has the meaning specified in Section 12.01(b)(v).

“Capital Expenditure Forecast” has the meaning specified in Section 6.01(a).

“Cash and Cash Equivalents” means “cash and cash equivalents” as such term is used in the Financial Statements that is:

(a)           held in the United States (including all territories, possessions and commonwealths thereof);

(b)           held outside of the United States by the Xiamen Entity, but in the case of this clause (b), in an amount not to exceed Five Million Dollars ($5,000,000);

(c)           held outside of the United States by the Chinese Joint Venture multiplied by 85% (or, if applicable, such lesser percentage of the equity interests of the Chinese Joint Venture held by Seller and its Subsidiaries to be sold to Purchaser at the First Closing), but in the case of this clause (c), in an amount not to exceed an amount equal to Three Million Dollars ($3,000,000);

(d)           held outside of the United States by the Mexican Entities, but in the case of this clause (d), in an amount not to exceed Two Million Dollars ($2,000,000); and

(e)           held outside of the United States by TLM Philippines, but in the case of this clause (e), in an amount not to exceed One Million Dollars ($1,000,000), but only to the extent of the excess, if any, above Five Million Dollars ($5,000,000) held outside the United States by TLM Philippines;

provided, that “Cash and Cash Equivalents” shall not include any collateralized cash, restricted cash (it being understood that cash that is not able to be distributed as a result of statutory fund requirements under applicable Laws shall not be considered collateralized cash or restricted cash), or, except as set forth in clauses (b), (c), (d) and (e) above, any cash or cash equivalents that are located outside of the United States.  For the avoidance of doubt, clauses (b), (c) and (d) of this definition of Cash and Cash Equivalents shall not be applicable where Cash and Cash Equivalents is used in the definition of TLM Closing Net Indebtedness.

“CDIY” means Seller’s Construction & Do-It-Yourself business segment, as described in Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, but after giving effect to the transactions contemplated hereby.

“Charlotte PTO Commercial Equipment” has the meaning specified in Section 2.10(c).

“Charlotte PTO Facility” means the Pack to Order Facility located at 3031 Pleasant Road, Fort Mill, South Carolina 29708.

“Chinese Joint Venture” means Stanley (Zhongshan) Hardware Co., Ltd.

“Chinese Joint Venture Agreement” means the Joint Venture Contract between Zhongshan Xiaolan Industrial Company and Stanley Works China Investments Limited for the Establishment of Stanley (Zhongshan) Hardware Co., Ltd., dated as of July 15, 1997, as amended.

“Chinese Joint Venture Termination Costs” means any fee or amount payable to Zhongshan Xiaolan Industrial Company or any of its Affiliates or shareholders or any Chinese Governmental Authority in connection with the termination of the Chinese Joint Venture

Agreement and the winding up of the Chinese Joint Venture to the extent that termination and winding up has commenced on or prior to December 31, 2015 or notice of the intention to terminate the Chinese Joint Venture on or prior to December 31, 2015 has been given; provided that, for the avoidance of doubt, Chinese Joint Venture Termination Costs shall not include (a) any payments to such Persons in connection with a buy-out of any such Person’s interests in the operations or entities arising from the Chinese Joint Venture Agreement when such buy-out is not in connection with the termination and winding up of such operations or (b) any amounts distributed pro rata to such Persons by the Chinese Joint Venture based on the relative proportions of their equity interests in the Chinese Joint Venture upon such termination and winding up.

“Chinese Joint Venture Excess Termination Costs” means the Chinese Joint Venture Termination Costs minus $3,000,000, to the extent the result is a positive number.

“Claim Notice” has the meaning specified in Section 12.02(a).

“Closing Date” means the First Closing Date or the Second Closing Date, as applicable.

“Closing Date Employees” has the meaning specified in Section 7.01(a).

“Closing Xiaolan Cash” means (a) the amount of “cash and cash equivalents” (as such term is used in the Financial Statements) in local currency held by the Chinese Joint Venture as of immediately before the effective time of the First Closing (as set forth in Section 2.06(a)), multiplied by 85% (or, if applicable, such lesser percentage of the equity interests of the Chinese Joint Venture held by Seller and its Subsidiaries to be sold to Purchaser at the First Closing), less (b) the amount determined pursuant to clause (c) of the definition of “Cash and Cash Equivalents” in the final determination of HHI Closing Net Indebtedness (but only after converting such amount back into local currency at the rate utilized in Section 2.04(f)); provided, that “Closing Xiaolan Cash” shall not include any collateralized cash or restricted cash (it being understood that cash that is not able to be distributed as a result of statutory fund requirements under applicable Laws shall not be considered collateralized cash or restricted cash).

“Closings” means the First Closing and the Second Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commingled A/R” means any accounts receivable of the Business to the extent such accounts receivable (a) are due to a Subsidiary Transferor organized in Asia or Central or South America, and (b) were in the ordinary course of business consistent with past practice billed to the applicable customer on a single invoice together with other accounts receivable relating to any business of Seller or its Subsidiaries other than the Business.

“Compliant” means, with respect to any Required Information, that such Required Information (other than projections, other forward-looking information and information of a general economic or industry-specific nature, which shall be prepared in good faith based upon assumptions that Seller and its applicable Subsidiaries believe to be reasonable at the time made and are, and continue to be, reasonable at the First Closing) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading under the circumstances.  For the avoidance of doubt, (a) financial data shall not be deemed to fail to be Compliant by reason of staleness so long as the financial statements included in the Required Information are Current during the entire Marketing Period and (b) the Financial Statements and financial statements prepared on a basis consistent with the Financial Statements shall not be deemed to fail to be Compliant by reason of a difference between the operations and related assets and liabilities covered thereby and the HHI Business being sold hereunder, so long as the Financial Statements or such financial statements, as the case may be, are accompanied by an unaudited reconciliation, in all material respects reflecting the operations and related assets and liabilities covered thereby to the HHI Business being sold hereunder, which reconciliation shall be provided concurrently therewith (the “Unaudited Reconciliation”).  For the avoidance of doubt, the failure to provide the applicable Unaudited Reconciliation shall render the Financial Statements or such financial statements not Compliant in the event that there is a material difference between the operations and related assets and liabilities being covered thereby and the HHI Business being sold hereunder.

“Confidentiality Agreement” has the meaning specified in Section 6.03(a).

“Consent” has the meaning specified in Section 3.03(b).

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The term “Controlled” shall have a correlative meaning.

“Current” means that (a) both with respect to financial statements and financial information: (i) the financial statements included in the Required Information include audited statements of operations, changes in business equity and cash flows that cover at least an aggregate period of two years ended (or three years ended if the then-current date is after February 12, 2013) on a date that occurred no earlier than 409 days before the then-current date and that include corresponding audited balance sheets where the date of the most recent balance sheet is not earlier than 409 days before the then-current date, (ii) if (A) the then-current date is after November 8, 2012 but on or before February 12, 2013, the financial statements included in the Required Information include audited statements of operations, changes in business equity and cash flows that cover the nine-month period ended September 29, 2012, together with a corresponding audited balance sheet as of September 29, 2012 or (B) the then-current date is after February 12, 2013, the financial statements included in the Required Information include audited statements of operations, changes in business equity and cash flows that cover the 12-month period ended December 29, 2012, together with a corresponding audited balance sheet as of December 29, 2012 and (iii) if the date of the most recent audited balance sheet included in the Required Financial Information is more than 130 days earlier than the then-current date, the financial statements included in the Required Information include unaudited statements of operations and cash flows that cover an interim period of no less than one fiscal quarter commencing on the day after the date of such most recent audited balance sheet through a date that is no earlier than 130 days before the then-current date, together with a corresponding unaudited interim balance sheet as of the last day of the period covered by such statements of operations and cash flows (as well as unaudited interim financial statements for the corresponding period one year earlier) and (b) with respect to other information included in the Required Information that such information, except as otherwise provided in the definition of Required Information, is as of the date of the most recent balance sheet included in the Required Information.  Notwithstanding the foregoing, clause (ii) shall apply only to the extent that both (x) the initial purchasers for a Rule 144A bond offering being conducted by Purchaser during the Marketing Period are requiring customary accountant comfort letters with respect to unaudited financial data or statements relating to the HHI Business as of dates after or for periods ending after June 30, 2012 and before December 30, 2012 and (y) such comfort letters can be provided but Seller's independent auditors are unwilling to confirm to Purchaser that there is no technical bar to their delivery of the audit report required by Section 6.22 in light of the delivery of the relevant comfort letter.

“Current Employees” has the meaning specified in Section 7.01(a).

“Current Environmental Noncompliance” means any violation of any applicable Environmental Law that occurred at any Real Property prior to the applicable Closing.

“Current Site Contamination” means any Release that occurred at any Real Property prior to the applicable Closing.

“Debt Financing” has the meaning specified in Section 5.07(a).

“Debt Financing Commitment” has the meaning specified in Section 5.07(a).

“Deductible” has the meaning specified in Section 12.01(b)(iii).

“Deed of Assignment” means the Deed of Assignment to be executed by the parties thereto on the Second Closing Date, a form of which is attached hereto as Exhibit P.

“Deferred Transfer Employee” means each individual, as of the applicable date of determination, (i) whose employment will transfer to Purchaser or its Affiliate pursuant to the TLM Transition Services Agreement or (ii) who is listed on Section 1.01(m) of the Seller Disclosure Schedule.

“Deferred Transfer Employee Benefit Plan” means each Benefit Plan entered into, maintained, sponsored or contributed to by Seller or any of its Subsidiaries or to which Seller or any of its Subsidiaries has any obligation to contribute, or with respect to which Seller or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement), in each case with respect to any Deferred Transfer Employee or to any beneficiary or dependent thereof.

“Designated Site” means the properties listed on Section 1.01(a) of the Seller Disclosure Schedule.

“Direct Claim” has the meaning specified in Section 12.02(a).

“Disagreement Notice” has the meaning specified in Section 2.04(c).

“Employee” means any HHI Employee, TLM Employee, Listed Employee, or Deferred Transfer Employee.

“Employee Indemnified Party” has the meaning specified in Section 6.06(c).

“Environmental Claim” has the meaning specified in Section 12.01(b)(vii).

“Environmental Law” means any applicable Law, Permit or common law relating to pollution, protection of the environment, natural resources or exposure to or the presence of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.11(a)(i).

“Equipment” means computers (including personal computers), furniture, fixtures, machinery, vehicles and telecommunications, manufacturing and other equipment and other interests in tangible personal property, excluding in all cases any Intellectual Property covering, embodied in or connected to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Citibank, N.A.

“Estimated HHI Closing Net Indebtedness” has the meaning specified in Section 2.03(c).

“Estimated HHI Purchase Price” has the meaning specified in Section 2.03(c).

“Estimated Modified Working Capital” has the meaning specified in Section 2.03(c).

“Estimated TLM Closing Net Indebtedness” has the meaning specified in Section 2.03(d).

“Estimated TLM Purchase Price” has the meaning specified in Section 2.03(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules, regulations, schedules and forms thereunder.

“Excluded Assets” means the following assets, properties and rights of Seller or any of its Subsidiaries (other than any Transferred Entity):

(a)           the minute books, stock ledgers and Tax records of Seller and its Subsidiaries;

(b)           all claims, causes of action and rights of Seller and its Subsidiaries against any third party to the extent primarily relating to any Retained Liabilities (including rights of set off, rights to refunds and rights of recoupment from or against any such third party, except to the extent that such rights of set off, rights to refunds or rights of recoupment would otherwise be assets of the Business if enforced or collected on);

(c)           all rights to Tax refunds, credits or similar benefits relating to the Transferred Assets or the Business attributable to periods, or portions of periods, ending on or before the applicable Closing Date (which, in the case of Property Taxes and similar ad valorem obligations covered by Section 8.03, shall be allocated in a manner consistent with Section 8.03);

(d)           all rights to Tax refunds, credits or similar benefits attributable to Taxes imposed on TLM Taiwan or any of its Subsidiaries, other than TLM Philippines;

(e)           all rights of Seller and its Subsidiaries under this Agreement and the Ancillary Agreements;

(f)           the assets, properties and rights (including Intellectual Property) described by category on Section 1.01(b) of the Seller Disclosure Schedule and used for the purpose of providing Overhead and Shared Services and, other than as provided in the HHI Transition Services Agreement, or the TLM Transition Services Agreement, the rights of the Business to receive from Seller or any of its Affiliates any Overhead and Shared Services;

(g)           all cash and cash equivalents (except to the extent included in HHI Closing Net Indebtedness or TLM Closing Net Indebtedness and except for cash and cash equivalents of the Business held outside of the United States) and all bank accounts (except for the four Canadian accounts listed or described in Section 6.18 of the Seller Disclosure Schedule);

(h)           except for the Transferred Equity Interests, all stock or other equity interests in any Person;

(i)           the Seller Policies (but excluding proceeds thereunder to the extent contemplated by Section 6.06(c));

(j)           except as required by applicable Law or to the extent segregated under any Assumed Benefit Plan, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including the HHI Benefit Plans, Listed Employee Benefit Plans and TLM Benefit Plans);

(k)           the Commingled A/R;

(l)           the assets, interests and rights (including Intellectual Property) not primarily used or held for use in connection with the operation or conduct of the Business, including the assets, interests and rights (including Intellectual Property) used or held for use in connection with the operation or conduct of any business of Seller or its Subsidiaries as of the applicable Closing Date other than the Business and not primarily used or held for use in connection with the operation or conduct of the Business;

(m)           the Shared Contracts;

(n)           the Excluded TLM Assets;

(o)           the assets, interests and rights (including Intellectual Property) set forth on Section 1.01(c) of the Seller Disclosure Schedule; and

(p)           all rights and interests in and to the real property listed on Section 4.08(g) of the Seller Disclosure Schedule.

“Excluded CDIY Hardware” means those products sold by CDIY as of the date hereof (excluding, for the avoidance of doubt, Residential Locksets) and natural evolutions of such products within their product categories (it being understood that with respect to such products that are (a) sold by CDIY as of the date hereof and (b) identical in all material respects to those products that the HHI Business sells through Home Centers as of the date hereof, the Restricted Parties shall not during the Restricted Period re-brand such CDIY products under the “Stanley” name and distribute or sell such re-branded products through Home Centers).

“Excluded Hardware” means hinges, padlocks and accessories, pivots, door stops, plates, kick plates, armored plates, pull and push plates, pulls, backplates, exits, closers, security hardware (such as utility locks), barrel bolts, bolts and hasps, exterior door trim, handles, interior hardware, cabinet latches, knob handles, flush bolts, coordinators, surface bolts, door holders, door bumpers and door silencers as of the date hereof sold by Seller and its Subsidiaries (other than in connection with the Business and excluding, for the avoidance of doubt, Residential Locksets) and natural evolutions of any of the foregoing products within their product categories.

“Excluded Products” means, as of the date hereof, any of (a) the products in the commercial security hardware line manufactured, sold or produced by Seller or any of its Subsidiaries (including TLM Taiwan and its Subsidiaries) as further described on Section 1.01(d)(1) of the Seller Disclosure Schedule (including cylindrical and tubular locksets, auxiliary deadbolts, exit devices and door closers branded “K2”); (b) the products in CDIY and the Industrial business segment and the Stanley Automatic Doors and Convergent Security Solutions groups manufactured, sold or produced by Seller or any of its Subsidiaries (except to the extent manufactured or sold by the Business, other than in connection with any of the Supply Agreements); and (c) to the extent not included in clause (a) or (b), in the case of those products sold to third parties by both the Business, on the one hand, and the commercial security hardware line of Seller and its Subsidiaries, on the other hand, (i) such specific products shall not be deemed “Excluded Products” to the extent manufactured or sold by the Business (other than in connection with any of the Supply Agreements) and (ii) such specific products shall be deemed “Excluded Products” to the extent that they are listed on Section 1.01(d)(2) of the Seller Disclosure Schedule.

“Excluded TLM Assets” means all of TLM Taiwan’s and its Subsidiaries’ (other than TLM Philippines’) right, title and interest in and to (wherever located):

(a)           the equipment and tooling set forth on Section 1.01(x)(i) of the Seller Disclosure Schedule;

(b)           all equipment and tooling primarily used or held for use in connection with the operation or conduct of the business of TLM Taiwan and its Subsidiaries (other than the TLM Business), but excluding the equipment and tooling set forth on Section 1.01(y)(i) of the Seller Disclosure Schedule;

(c)           all inventory (including any inventory held on behalf of TLM Philippines), except for the finished goods inventory of TLM Taiwan and its Subsidiaries (including any inventory held on behalf of TLM Philippines) constituting Products of the TLM Business;

(d)           all vehicles and office furniture, except for the vehicles and office furniture set forth on Section 1.01(z)(iv) of the Seller Disclosure Schedule;

(e)           all Intellectual Property (other than Trademarks) primarily used or held for use in connection with the operation or conduct of the business of TLM Taiwan and its Subsidiaries (other than the TLM Business), including the Intellectual Property set forth on Section 1.01(x)(v) of the Seller Disclosure Schedule, but excluding the Intellectual Property set forth on Section 1.01(y)(v) of the Seller Disclosure Schedule; and

(f)           all other property and assets, real, personal, mixed, tangible and intangible, of every kind and description, whether or not reflected on the books and records of TLM Taiwan and its Subsidiaries (other than TLM Philippines) and wherever located that is not a Transferred TLM Asset.

“Excluded Transferred Entity Assets” means the following assets, properties and rights of the Transferred Entities:

(a)           all claims, causes of action and rights of Seller and its Subsidiaries against any third party to the extent primarily relating to any Retained Liabilities (including rights of set off, rights to refunds and rights of recoupment from or against any such third party, except to the extent that such rights of set off, rights to refunds or rights of recoupment would otherwise be assets of the Business if enforced or collected on);

(b)           all rights to Tax refunds, credits or similar benefits relating to the Transferred Assets or the Business attributable to periods, or portions of periods, ending on or before the applicable Closing Date (which, in the case of Property Taxes and similar ad valorem obligations covered by Section 8.03, shall be allocated in a manner consistent with Section 8.03);

(c)           all cash and cash equivalents (except to the extent included in HHI Closing Net Indebtedness or TLM Closing Net Indebtedness and except for cash and cash equivalents of the Business held outside of the United States) and the “global pool” bank accounts that will be closed prior to the First Closing;

(d)           except as required by applicable Law or to the extent segregated under any Assumed Benefit Plan, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including the HHI Benefit Plans, Listed Employee Benefit Plans and the TLM Benefit Plans); and

(e)           the assets, interests and rights (including Intellectual Property) set forth on Section 1.01(e) of the Seller Disclosure Schedule.

“Financial Statements” has the meaning specified in Section 4.02(a).

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitment (including, for the avoidance of doubt, any alternative debt financings pursuant to Section 6.15) in connection with the transactions contemplated hereby, including the Persons named in Section 5.07 and Persons party to any joinder agreements, indentures or credit agreements entered into pursuant to the Debt Financing Commitment or relating thereto, together with their respective Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

“Financing Termination Fee” has the meaning specified in Section 11.02(b)(i).

“First Acquisition” has the meaning specified in the Recitals.

“First Closing” has the meaning specified in Section 2.06(a).

“First Closing Date” has the meaning specified in Section 2.06(a).

“Foreign Acquisition Agreements” has the meaning specified in Section 2.13.

“Former Employee” means any individual formerly employed by (i) Seller or any of its Subsidiaries in connection with the operation of the Business or (ii) any of the Transferred Entities.

“Former HHI Employee” means any individual formerly employed by the HHI Business.

“Former TLM Employee” means any individual formerly employed by the TLM Business.

“FSA Plan” has the meaning specified in Section 7.01(l).

“Governmental Authority” means: (i) any federal, state, provincial, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, organization, arbitrator or arbitral body (public or private), (ii) any self-regulatory organization (including any stock exchange), or (iii) any subdivision, department or branch of any of the foregoing.

“Government Instrumentality” means any public international organization or enterprise partially- or wholly owned or -controlled by a Governmental Authority.

“Governmental Official” means an official, employee, or representative of any Governmental Authority or Government Instrumentality.

“Governmental Order” means any decision, ruling, order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum, petroleum products, asbestos in any form that is friable or polychlorinated biphenyls and (b) any chemical, material or other substance regulated as hazardous or as a pollutant, contaminant or waste under any Environmental Law.

“HHI Allocation Certificate” has the meaning specified in Section 2.03(e).

“HHI Ancillary Agreements” means the HHI Assignment and Assumption Agreement, the HHI Bill of Sale, the HHI Transition Services Agreement, the IP Assignment Agreements, the HHI Supply Agreement, the TLM Purchase Price Escrow Agreement, the Reading Lease Agreement, the Trademark License Agreement, and the SmartKey Trademark License Agreement.

“HHI Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the First Closing Date, a form of which is attached hereto as Exhibit B.

“HHI Benefit Plan” means each Benefit Plan entered into, maintained, sponsored or contributed to by Seller or any of its Subsidiaries or to which Seller or any of its Subsidiaries has any obligation to contribute, or with respect to which Seller or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement), in each case with respect to any HHI Employee or Former HHI Employee or to any beneficiary or dependent thereof.

“HHI Bill of Sale” means the bill of sale and conveyance to be executed by Seller and certain of its Subsidiaries on the First Closing Date, a form of which is attached hereto as Exhibit C.

“HHI Business” means the residential hardware and home improvement business, to the extent currently operated by Seller, the HHI Companies and the HHI Company Subsidiaries, consisting of the design, manufacture, distribution and sale of Products, excluding, except when “HHI Business” is used in the Recitals, the definitions of “Transferred HHI Assets,” “Assumed HHI Liabilities” and “Retained Liabilities,” Section 4.07(a), Section 4.17 and Section 4.18, the Excluded Assets, the Excluded Transferred Entity Assets, the Retained Liabilities, the Excluded Products and the Overhead and Shared Services.  For the avoidance of doubt, the HHI Business shall in any event exclude the TLM Business.

“HHI Closing Net Indebtedness” means, as of immediately before the effective time of the First Closing (as set forth in Section 2.06(a)), the amount (which may be positive or negative), equal to the difference of (a) the aggregate amount of all Cash and Cash Equivalents (determined on a combined basis in accordance with U.S. GAAP in a manner consistent with the Audited Financial Statements) included in the Transferred HHI Assets or held by any Transferred Entity (other than TLM Philippines) as of such time, minus (b) the aggregate amount (determined on a combined basis in accordance with U.S. GAAP in a manner consistent with the Audited Financial Statements) as of such time, without double counting, of all outstanding Indebtedness of the Transferred Entities (other than TLM Philippines) and Indebtedness of the HHI Business to the extent included in the Assumed HHI Liabilities.

“HHI Closing Statement” has the meaning specified in Section 2.04(c).

“HHI Companies” has the meaning specified in the Recitals.

“HHI Companies Equity Interests” has the meaning specified in the Recitals.

“HHI Company Subsidiaries” has the meaning specified in the Recitals.

“HHI Company Subsidiaries’ Equity Interests” has the meaning specified in the Recitals.

“HHI Employee” means each individual who, as of the applicable date of determination is (i) on the employment rolls of, or is a consultant to, any Transferred Entity (other than TLM Philippines), other than those individuals identified on Section 1.01(f) of the Seller Disclosure Schedule or (ii) exclusively or primarily engaged in the HHI Business, as determined in good faith by Seller, each of whom shall be listed on Section 1.01(g) of the Seller Disclosure Schedule, other than a Listed Employee or Deferred Transfer Employee.

“HHI Objections Notice” has the meaning specified in Section 2.03(e).

“HHI Purchase Price” has the meaning specified in Section 2.03(a)(ii).

“HHI Purchaser Termination Fee” has the meaning specified in Section 11.02(b)(ii).

“HHI Response Period” has the meaning specified in Section 2.03(e).

“HHI Seller Termination Fee” has the meaning specified in Section 11.02(c).

“HHI Supply Agreement” means the supply agreement to be executed by the parties thereto on the First Closing Date in the form of Exhibit G.

“HHI/TLM Bank Account” has the meaning specified in Section 6.18.

“HHI Transition Services Agreement” means the Transition Services Agreement between Seller and Purchaser in the form of Exhibit D.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (i) any obligations for borrowed money, (ii) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including “earn-out” payments), (iv) any capital lease obligations, (v) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements, (vi) the amount set forth on Section 1.01(h) of the Seller Disclosure Schedule, (vii) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing, and (viii) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by Seller to any of its Subsidiaries, by a Subsidiary of Seller to Seller or by one Subsidiary of Seller to another Subsidiary of Seller (it being understood that all such intercompany Indebtedness shall be cancelled at or prior to the applicable Closing pursuant to Section 6.07(b) without any liability to Purchaser).  For the avoidance of doubt, “Indebtedness” shall exclude (x) any item to the extent taken into account in the determination of Modified Working Capital, and (y) the Chinese Joint Venture Termination Costs.

“Indemnified Party” has the meaning specified in Section 12.02(a).

“Indemnifying Party” has the meaning specified in Section 12.02(a).

“Insurance Policies” has the meaning specified in Section 4.16.

“Intellectual Property” means all proprietary and intellectual property rights, in any jurisdiction, including (a) inventor’s certificates, patent disclosures and invention disclosures, and patents and patent applications, together with reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (b) trademarks, domain names, service marks, brand names, certification marks, trade dress, logos, trade names, corporate names and other indications of origin, together with the goodwill associated therewith (“Trademarks”); (c) original works of authorship, copyrights, moral rights, and rights equivalent thereto, including the rights of attribution, assignation and integrity; (d) trade secrets, know-how and confidential business information; (e) computer software, including programs applications, source and object codes, data bases and documentation related to the foregoing; (f) other similar tangible or intangible intellectual property or proprietary rights to the foregoing (in whatever form or medium); and (g) all applications to register, registrations and renewals or extensions of the foregoing.

“Inventory” means all inventory of the Business that would constitute “inventory” as such term is used in the Financial Statements and all inventories of raw materials, work-in-process, finished goods, demonstration equipment, office and other supplies, parts, packaging materials and other accessories related thereto that, in each of the foregoing cases, are held at, or are in transit from or to, the facilities of the Business, or located at customers’ premises on consignment from the Business.

“IRS” means the United States Internal Revenue Service.

“IP Assignment Agreements” means the intellectual property assignment agreements to be executed by the parties thereto on the First Closing Date in the form of Exhibit E.

“IP License” has the meaning specified in Section 4.12(a)(vii).

“Knowledge of Seller” or “Seller’s Knowledge” means the knowledge of any of the individuals listed in Section 1.01(i) of the Seller Disclosure Schedule and shall be deemed to include such knowledge as could have been obtained upon due inquiry by any such individuals.

“Labor Contracts” has the meaning specified in Section 4.10(a).

“Labor Organization” has the meaning specified in Section 4.10(a).

“Law” means any law, statute, regulation, rule, code, decree, constitution, ordinance, treaty, rule of common law, decree, directive, criteria, guideline or policy, administered or enforced by or on behalf of, any Governmental Authority, including any Governmental Order.

“Leased Real Property” has the meaning specified in Section 4.08(a).

“Leave Employees” has the meaning specified in Section 7.01(a).

“Liabilities” means debts, liabilities and obligations (including guarantees and other forms of credit support), whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, on- or off-balance sheet, including those arising under any Law or Action and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise.

“Licensed Intellectual Property” has the meaning specified in Section 4.14(a).

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, security interest, claim, encumbrance, restriction, covenant, condition, encroachment or other survey defect, charge, option, pledge, easement, purchase right, instrument, preference, priority, option, right of first refusal, conditional sale agreement, covenant, condition or other similar restriction (including restriction on transfer), or any other interest in property, of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Listed Employee” means each individual who, as of the applicable date of determination, is exclusively or primarily engaged in the HHI Business, as determined in good faith by Seller, each of whom shall be listed on Section 1.01(j) of the Seller Disclosure Schedule.

“Listed Employee Benefit Plan” means each Benefit Plan entered into, maintained, sponsored or contributed to by Seller or any of its Subsidiaries or to which Seller or any of its Subsidiaries has any obligation to contribute, or with respect to which Seller or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement), in each case with respect to any Listed Employee or to any beneficiary or dependent thereof.

“Losses” means all debts, losses, damages, expenses, Liabilities, obligations, demands, suits, proceedings, assessments or claims of any kind (including any Action brought by any Governmental Authority or other Person), judgments, awards, civil and criminal penalties, fines, Taxes, levies, imposts, duties, deficiencies, charges and settlements (whether payable to a third party or otherwise), and all costs and expenses (including interest, court costs and reasonable fees and expenses of counsel, accountants and other outside consultants and expert witnesses) of investigating, defending or asserting any of the foregoing.

“Lucky Samoa” has the meaning specified in the Recitals.

“Marketing Period” means the first period of eighteen (18) Business Days after the date of this Agreement commencing on the first day on which: (a) Purchaser shall have received (provided, that Purchaser is permitted to provide such information to the Financing Sources upon receipt) the Required Information from Seller pursuant to Section 6.15(c), and such Required Information is Compliant and Current; and (b) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.02 (other than clause (c) thereof) to fail to be satisfied assuming the First Closing were to be scheduled for any time during such eighteen (18) Business Day period (it being understood that if Seller in good faith reasonably believes that the conditions in clauses (a) and (b) hereof have been satisfied and would be satisfied throughout and on the last day of such eighteen (18) Business Day period and delivers to Purchaser a written notice to this effect, then the Marketing Period shall be deemed to have commenced on the date of such notice (subject to all of the provisos below) unless, as of the date of the delivery of such notice, Purchaser in good faith reasonably believes that one or more conditions in clauses (a) or (b) hereof have not been satisfied or such conditions would not be satisfied throughout and on the last day of such eighteen (18) Business Day period and, within five (5) Business Days of such receipt, delivers a written notice to Seller to that effect (stating with reasonable specificity which Required Information Seller has not been delivered or is not Compliant, or which elements of the conditions in clause (b) have not been satisfied)); provided, that such period shall end no earlier than five (5) Business Days after the first date that the conditions set forth in Section 9.02(c) shall have been satisfied; provided, further, that the Marketing Period shall not include November 21, 2012 through and including November 23, 2012 (and therefore, for purposes of this definition, November 20, 2012 and November 24, 2012 shall be deemed consecutive days) and if the Marketing Period has not been completed on or prior to December 19, 2012, the Marketing Period shall commence no earlier than January 2, 2013; provided, further, that the “Marketing Period” shall not commence or be deemed to have commenced if, prior to the completion of such eighteen (18) Business Day period, (i) the applicable independent accountants of the Business shall have withdrawn their audit opinions with respect to any year-end audited financial statements set forth in the Required Information (in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the such financial statements of the Business for the applicable periods by the applicable independent public accounting firm or another independent public accounting firm reasonably acceptable to Purchaser), (ii) the financial statements or any other information included in the Required Information fail to be Current, Compliant and in accordance with the requirements of the Required Information, as applicable, in which case the Marketing Period shall not be deemed to commence until the receipt by Purchaser of updated Required Information that would be Current, Compliant and in accordance with the requirements of the Required Information, (iii) Seller or the Subsidiary Transferors shall have publicly announced any intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence, at the earliest, unless and until such restatement has been completed and the Required Information has been amended and updated or Seller and the Subsidiary Transferors have determined that no restatement shall be required, or (iv) the conditions in clauses (a) or (b) are not satisfied, and the Marketing Period shall not commence or be deemed to commence unless and until the applicable Required Information has been amended and updated, if necessary, and the conditions in clauses (a) and (b) would be satisfied throughout and on the last day of such new eighteen (18) Business Day period; provided, further, that the Marketing Period shall end on any earlier date on which (x) the Debt Financing is consummated or (y) both (i) the definitive documentation for the term loan facility contemplated by the Debt Financing Commitment has been executed and (ii) Purchaser or its Subsidiary has completed a bond offering the proceeds of which, together with the proceeds of the term loan facility described in clause (i) that can be utilized to make payments at the First Closing, are sufficient to make the payments at the First Closing contemplated by this Agreement in full (including such an offering in which the proceeds are held in escrow or trust pending the First Closing).  Notwithstanding anything herein to the contrary, (x) the Marketing Period shall commence no earlier than the earliest of (1) the date on which the audited financial statements of Purchaser for the fiscal year ended September 30, 2012 are available, (2) November 29, 2012, and (3) the date set forth in a prior written consent of Purchaser, and (y) the absence on any date of any financial information relating to the TLM Business shall not constitute grounds on such date for the Marketing Period not occurring.  For the avoidance of doubt, the Marketing Period shall not be deemed to have commenced upon the commencement of a Rule 144A offering commenced prior to the date described in clause (x) of the preceding sentence.

“Material Adverse Effect” means any event, change or circumstance that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of the HHI Business and/or the TLM Business (as applicable and as the context requires), taken as a whole, but in each case shall not include the effect of events, changes and circumstances relating to (a) any general condition affecting the industries and markets in which the Business operates or the residential housing industry, (b) macroeconomic factors, exchange rates, interest rates or general financial, credit, debt or capital market conditions (including changes in interest or exchange rates), (c) earthquakes, floods, hurricanes, tornadoes, natural disasters or other acts of nature, (d) general global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof, (e) changes in Law, generally accepted accounting principles or official interpretations of the foregoing, (f) compliance with this Agreement (other than Section 6.01 or Section 3.03) or the Ancillary Agreements or any action taken or omitted to be taken by Seller or any of its Subsidiaries (including the Transferred Entities) at the written request of Purchaser that neither Seller nor its Subsidiaries is obligated to take, or omit from taking, pursuant to this Agreement or the Ancillary Agreements, (g) the transactions contemplated hereby or any announcement of this Agreement or any Ancillary Agreements or the identity of Purchaser or any of its Affiliates, (h) any failure by the Business or any of the Transferred Entities to meet projections, forecasts or estimates (but not the underlying reasons for or factors contributing to such failure), or (i) any breach by Purchaser of this Agreement; provided, however, that the foregoing clauses (a), (b), (d) and (e) shall not apply to the extent such events, changes or circumstances have had or are reasonably likely to have, individually or in the aggregate, a disproportionate effect on the HHI Business and/or the TLM Business (as applicable and as the context requires), taken as a whole, compared to other Persons which operate in the same industries in which the Business operates (in which case only such extent of the effect of such events, changes or circumstances shall be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contract” has the meaning specified in Section 4.12.

“Materials” has the meaning specified in Section 6.08(g).

“Mexican Entities” means Black & Decker HHI Mexico S. De R.L. de C.V., Weiser Lock Mexico S. de R.L. C.V. and Fanal S.A. de C.V.

“MICP” means the 2012 HHI MICP Plan.

“Modified Working Capital” has the meaning specified in Section 2.04(a).

“Monterrey Site” means the facility at 301 Ave Nogalar Sur (Monterrey), San Nicolas de los Garza, Nuevo Leon, Mexico.

“Net Xiaolan Cash” means the sum of (a) the Closing Xiaolan Cash (as finally determined under Section 2.12) plus (b) any interest actually earned by Purchaser or its Subsidiaries on the Closing Xiaolan Cash from the First Closing Date until the date of the applicable payment of the Net Xiaolan Cash or Sale Proceeds (as the case may be) by Purchaser to Seller pursuant to Section 2.12(c), less (c) any amount of Closing Xiaolan Cash which Purchaser is able to use as of the date of such determination to offset amounts that Seller would have otherwise borne pursuant to Section 12.01(a)(viii) and (ix).

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Offered Employees” has the meaning specified in Section 4.09(e).

“Overhead and Shared Services” means the following ancillary corporate or shared services provided to or in support of the Business: travel and entertainment services, computer hardware and software support services, fleet services, select commodity and raw materials arrangements, procurement services, treasury and cash processing services, legal and risk management (including insurance) services (including workers’ compensation), executive management  services, investor and  public relations, business development services, payroll services, payment services, information technology and telecommunications services, consolidation and technical accounting, tax planning, compliance and audit services, accounting and internal audit services, Sarbanes-Oxley compliance and audit services, asset protection services, pricing center of excellence services, project management office services, corporate marketing services, organizational development services, employee benefits services, credit, billing, collections, accounts receivable and accounts payable services, freight, logistics and expediter services, real estate management (procurement, disposition related), corporate property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.

“Owned Intellectual Property” has the meaning specified in Section 4.14(a).

“Owned Real Property” has the meaning specified in Section 4.08(b).

“Permits” means licenses, permits, approvals, certificates, authorizations, operating permits, easements, registrations, qualifications, rulings, waivers, variances or other forms of permission, consents, exemptions, plans and the like, used or held for use in connection with the ownership, conduct or operation of the Business of any Governmental Authority.

“Permitted Activities” means the distribution or sale (including the acts of owning, operating, controlling, managing, financing or participating in, or attempting to do any of the foregoing, with respect to any business in connection with such distribution or sale) by the Restricted Parties of (a) ANSI Grade 1 or ANSI Grade 2 (or equivalent) locksets through the Shared (Residential/Commercial) Distribution Channel, (b) ANSI Grade 1 or ANSI Grade 2 (or equivalent) locksets through Non-Home Center Retail and Private Hardware Stores in South America, Central America or the Caribbean, (c) ANSI Grade 1 or ANSI Grade 2 (or equivalent) cylindrical, tubular or mortise locksets, auxiliary deadbolts, or any commercial hardware, exit devices or door closers branded “K2”, “Stanley”, “Sargent & Greenleaf”, “Precision” or “Best” so long as such products are not distributed through the Residential Distribution Channel, (d) Excluded CDIY Hardware, (e) Excluded Hardware (except as otherwise provided in clauses (d) and (e) of the definition of “Restricted Activities”), or (f) the inventory set forth in Item 5 of Schedule 1.01(c) of the Seller Disclosure Schedule.

“Permitted Liens” means the following Liens:  (a) Liens for Taxes not yet due and payable or the validity of which is being timely contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with U.S. GAAP on the Financial Statements (or otherwise in accordance with applicable accounting standards) consistent with past practice; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law, in each case, arising or incurred in the ordinary course of business and not yet delinquent or being contested in good faith and, to the extent required by U.S. GAAP (or otherwise required by applicable accounting standards), for which adequate accruals or reserves have been established in accordance with U.S. GAAP on the Financial Statements (or otherwise in accordance with applicable accounting standards); (c) Liens on Owned Real Property that do not render title unmarketable and do not affect the current use, value (as currently used), current operation or enjoyment (as currently used); (d) zoning, entitlement, building and land use regulations, customary covenants and conditions, defects of title, easements, encroachments, rights-of-way, restrictions and other similar non-monetary charges or encumbrances not interfering with the ordinary conduct of the Business consistent with past practice which do not, individually or in the aggregate, have a material adverse effect on the value of the Transferred Assets and the present use or operation of such Transferred Assets and do not secure Indebtedness; (e) Liens that will be released prior to or as of the applicable Closing; (f) licenses of or grants of rights to Intellectual Property ancillary to commercial agreements entered into in the ordinary course of business (including with respect to manufacturing, customer, supply, distribution, retail and marketing agreements); and (g) Liens arising under any of the Transaction Documents.

“Person” means any natural person, corporation, company, general or limited partnership, association, firm, limited liability company, limited liability partnership, trust or other legal entity or organization, including any Governmental Authority.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by Seller or any of its Subsidiaries allows the identification of or contact with a natural person or can be used to identify a natural person.

“Post-Closing Tax Period” means any taxable period (or portions thereof) of the Transferred Entities beginning after the First Closing Date or with respect to TLM Philippines, the Second Closing Date.

“Post-Signing Returns” has the meaning specified in Section 6.01(b)(xv).

“Pre-Closing Restructuring” has the meaning specified in Section 6.17.

“Pre-Closing Tax Period” means any taxable period (or portions thereof) of the Transferred Entities ending on or prior to the First Closing Date or with respect to TLM Philippines, the Second Closing Date.

“Pressure Vessel Permit” means the Permit to Operate Pressure Vessel dated February 24, 2010 issued by the Department of Labor and Employment of the Philippines, which permit expired on February 24, 2011.

“Privacy Policy” has the meaning specified in Section 4.14(e).

“Products” means those products listed on Exhibit F.  For the avoidance of doubt, Products excludes the Excluded Products.

“Property Taxes” has the meaning specified in Section 8.03.

“Proposal” has the meaning specified in Section 6.20(a).

“Proration Amount” has the meaning specified in Section 8.03.

“Purchased Companies” means the HHI Companies and TLM Philippines, collectively.

“Purchased Companies Equity Interests” means the HHI Companies Equity Interests and the TLM Philippines Equity Interests, collectively.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Purchaser or any of its Affiliates or with respect to which Purchaser or any of its Affiliates is a party or has any liability to and in which any Transferred Employee, or any beneficiary thereof, is or becomes eligible to participate or derive a benefit.

“Purchaser Designees” has the meaning specified in Section 6.02.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 5.01 (Organization and Good Standing), Section 5.02 (Authority) and Section 5.06 (Brokers or Finders) and the corresponding representations and warranties of Purchaser set forth in any certificate delivered by Purchaser pursuant to Section 9.01(a) and Section 10.01(c).

“Purchaser Indemnified Persons” has the meaning specified in Section 12.01(a).

“Purchaser Related Parties” means Purchaser, the Financing Sources and any of their former, current and future Subsidiaries or Affiliates and each of their respective former, current and future Representatives, lenders, successors and assigns.

“Purchaser Termination Fee” means any of the HHI Purchaser Termination Fee, the Financing Termination Fee or the TLM Purchaser Termination Fee, as applicable.

“Purchaser’s Closing Form 8-K” shall mean the Purchaser’s filing with the SEC on Form 8-K pursuant to Item 2.01 of SEC Form 8-K in connection with the closing of the transactions contemplated hereby.

“Purchaser’s Savings Plan” has the meaning specified in Section 7.01(n).

“Reading Lease Agreement” means the lease agreement to be entered into between Seller and Purchaser in respect of the Reading Site at the First Closing, the form of which is attached hereto as Exhibit N.

“Reading Site” means the facility at 841 East Wyomissing Boulevard, Reading, Pennsylvania.

“Real Property” has the meaning specified in Section 4.08(b).

“Real Property Leases” has the meaning specified in Section 4.08(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating or disposing of a Hazardous Material into or through the environment.

“Representatives” has the meaning specified in Section 6.15(c).

“Required Information” shall mean (a) audited combined statements of operations, changes in business equity and cash flows and audited combined balance sheets, in each case, for the HHI Business and accompanied by an opinion issued by an independent registered public accounting firm, (together with any Unaudited Reconciliation, to the extent applicable) that are both Current and Compliant (it being understood that, to the extent Current and Compliant, the Audited Financial Statements shall satisfy this clause (a)), (b) if the date of the most recent audited balance sheet under the immediately preceding clause (a) is more than 135 days earlier than the then-current date, unaudited interim combined statements of operations and cash flow and unaudited interim balance sheets, in each case, for the HHI Business, (together with any Unaudited Reconciliation, to the extent applicable) that are both Current and Compliant, (c) financial and other information reasonably necessary to prepare a description of the HHI Business and financial information reasonably necessary to prepare a management discussion and analysis, in each case that is customary for a Rule 144A bond offering and, in the case of the management discussion and analysis, corresponds to the financial statements included in subclauses (a) and (b) and is consistent in scope with the financial information regarding the HHI Business set forth in the Confidential Information Memorandum, dated May 2012, (d) unaudited financial statements for such periods as necessary to conform the financial statements of the HHI Business to the periods covered in Purchaser’s financial statements, together with such other financial data as may be necessary to prepare appropriate pro forma financial statements of the type and form customarily included in offering documents for a Rule 144A bond offering, and (e) such pertinent and customary (as compared to other transactions of this size and nature) information, to the extent reasonably available without undue burden or expense to Seller and its Subsidiaries (including financial information not covered by subclauses (a) and (b) above) as may be reasonably requested by Purchaser.

“Residential Builder’s Hardware” means the builder’s hardware products described in item 1(b) through (e), item 6 and item 7 of Exhibit F, but excluding Residential Locksets.

“Residential Distribution Channel” means sales and distribution through the following channels:

(a)           “Home Centers” means retail stores of home improvement and construction products commonly referred to as a big-box format store, including their respective online sales and distribution of those products; for example, Home Depot,  Lowes, Menards, B&Q (U.K., Canada), Kingfisher (Europe, China, Canada), RONA (Canada), Sodimac (Chile, Latin America, South America), EPA (South America), Leroy Merlin/ADEO (Europe), Telenhorte (Brazil), HomebBase (U.K.), Wickes (U.K.), Castorama (Europe, France), SACO (Saudi Arabia), Bricko House (Belgium, Europe), Obi (Germany, Europe, Australia), Praktiker (Germany, Europe), Hornback (Australia), Zeus (Australia, Germany), Globus (Australia) Bunnings (Australia), Mitre 10 (Australia), and HomeMart (China), Maxeda (Europe), Intergamma (Europe), MassMart (South Africa), EASY (Chile, Latin America) and CNC (Brazil);

(b)           “Non-Home Center Retail” means stores that are not classified as a retail store of home improvement and construction products commonly referred to as cooperative buying arrangements or mass merchants, including their respective online sales and distribution of those products; for example, Wal-Mart, Target, Ace Hardware and Tru-Value; and

(c)           “Privately Owned Hardware Stores” means stores that are not classified as Home Centers or Non-Home Center Retail but sell hardware products to end-users/consumers, including through their respective online sales and distribution of those products.

“Residential Locksets” means (a) ANSI Grade 3 and non-graded locksets (including ANSI Grade 3 or below (or equivalent) cylindrical or tubular bored locksets); (b) ANSI Grade 1 and ANSI Grade 2 (or equivalent) locksets sold through the Residential Distribution Channel; and (c) ANSI Grade 2 (or equivalent) locksets sold online other than through commercial-oriented websites.

“Restricted Activities” means owning, operating, controlling, managing, financing or participating in, or attempting to do any of the foregoing, with respect to any business that is engaged in the distribution or sale of:

(a)           Residential Locksets in the Territory;

(b)           Residential Builder’s Hardware in the Territory;

(c)           plumbing fittings, fixtures and accessories in the Territory;

(d)           Excluded Hardware through the Residential Distribution Channel in the United States (including all territories, possessions and commonwealths thereof), Canada, Mexico, Australia, Europe or the Philippines; or

(e)           Excluded Hardware through Home Centers in South America, Central America or the Caribbean.

“Restricted Assets” has the meaning specified in Section 2.01(c).

“Restricted Financing Commitment Amendments” has the meaning specified in Section 6.15(a).

“Restricted Parties” means Seller, its Subsidiaries and their respective Controlled Affiliates (other than, prior to the Second Closing or the termination of the Second Closing Provisions and the abandonment of the Second Closing pursuant to this Agreement, TLM Taiwan and its Subsidiaries), collectively.

“Restricted Period” means a period commencing on the First Closing Date, or, if later, the Second Closing Date, and ending five (5) years following the First Closing Date, or, if later, the Second Closing Date; provided, that such period shall be automatically extended by any period in which a Restricted Party is violation of the covenants in Section 6.16.

“Retained Environmental Liabilities” means (i) any Liabilities arising out of any Release or any noncompliance with Environmental Laws at (A) any Designated Sites (except, in the case of the Reading Site, for any such Liabilities for which the tenant is obligated to indemnify the landlord under the Reading Lease Agreement), (B) any other real property formerly owned, leased or operated in connection with the Business or by any predecessor or (C) any Superfund Sites or any other third-party real property where wastes generated in connection with the Business or any predecessor were disposed prior to the applicable Closing, to the extent arising out of the disposal of such wastes; (ii) any Liability arising out of any Release at Monterrey Site prior to the First Closing; (iii) any Liability arising out of (A) any Release prior to the First Closing Date in connection with the Chinese Joint Venture or (B) any noncompliance with Environmental Laws existing prior to the First Closing Date by the Chinese Joint Venture; (iv) any Liability arising out of any noncompliance with Environmental Laws existing prior to the First Closing at the Xiamen Site; (v) any Liability arising out of (A) any Release prior to the Second Closing Date in connection with the TLM Business or (B) any noncompliance with Environmental Laws in connection with the TLM Business existing prior to the Second Closing; and (vi) any Liability arising out of any noncompliance with Environmental Laws in connection with Purchaser’s ownership or operation of the assets set forth on Section 2.10 of the Seller Disclosure Schedule during the period prior to the transfer of such assets to Seller or a designated Subsidiary of Seller pursuant to Section 2.10 (other than any such liability arising out of Purchaser’s gross negligence); provided that for the avoidance of doubt subsection (iv) of this definition shall not include any Liability for any Release at or from the Xiamen Site (other than any Liability associated with the noncompliance of any Release with Environmental Laws).

“Retained Liabilities” means the following Liabilities of Seller and its Subsidiaries (including, if applicable, the Transferred Entities):

(a)           all Liabilities to the extent not relating to the Transferred HHI Assets, the Transferred TLM Assets, the HHI Business or the TLM Business (other than the Assumed Liabilities);

(b)           the Liabilities expressly retained by Seller pursuant to Article VII of this Agreement in respect of (i) any of the Former Employees or Employees or (ii) any of the HHI Benefit Plans, Listed Employee Benefit Plans, TLM Benefit Plans, or Deferred Transfer Employee Benefit Plans (in each case, other than the Assumed Benefit Plans);

(c)           subject to Section 8.01, all Liabilities for Taxes imposed on Seller or any Subsidiary Transferor relating to the Transferred Assets or the Business or otherwise for all periods, or portions of periods, ending on or before applicable Closing Date (which, in the case of Property Taxes and similar ad valorem obligations covered by Section 8.03, shall be allocated in a manner consistent with Section 8.03);

(d)           subject to Section 8.01, all Liabilities for Taxes imposed on (i) TLM Philippines for all periods, or portions of periods, ending on or before the Second Closing Date and (ii) TLM Taiwan or any of its Subsidiaries, other than TLM Philippines;

(e)           all Liabilities of Seller or its Subsidiaries to the extent relating to the Excluded Assets (except to the extent otherwise provided in Article VII with respect to the HHI Benefit Plans, Listed Employee Benefit Plans, TLM Benefit Plans or Deferred Transfer Employee Benefit Plans), Excluded Transferred Entity Assets or the Overhead and Shared Services;

(f)           all Liabilities of Seller and its Subsidiaries (other than the Transferred Entities) arising under this Agreement and the Ancillary Agreements;

(g)           all Retained Environmental Liabilities;

(h)           any Liabilities of Seller and its Subsidiaries arising in connection with the ownership, operation, disposition or dissolution of TLM Taiwan’s “3G” business (other than Liabilities arising from the Trademarks of the “3G” business or the Contracts related to such Trademarks); and

(i)           the Liabilities set forth on Section 1.01(k) of the Seller Disclosure Schedule.

“Retained Trademarks” has the meaning specified in Section 6.07(c).

“Sale Proceeds” has the meaning specified in Section 2.12(c).

“SEC” means the United States Securities and Exchange Commission.

“Second Acquisition” has the meaning specified in the Recitals.

“Second Closing” has the meaning specified in Section 2.06(b).

“Second Closing Date” has the meaning specified in Section 2.06(b).

“Second Closing Provisions” has the meaning specified in Section 11.03.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning specified in the Preamble.

“Seller Bank Account” has the meaning specified in Section 6.18.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date hereof.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.01 (Organization, Standing and Power), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.04 (Equity Interests in the Transferred Entities; Equity Interests in Other Persons), Section 4.01 (Organization and Good Standing), and Section 4.13 (Brokers or Finders) and the corresponding representations and warranties of Seller set forth in any certificate delivered by Seller pursuant to Section 9.02(a) and Section 10.02(b).

“Seller Indemnified Persons” has the meaning specified in Section 12.01(c).

“Seller Licensed IP” has the meaning specified in Section 4.14(a).

“Seller Policies” has the meaning specified in Section 4.16.

“Seller Related Parties” means Seller and any of its former, current and future Subsidiaries or Affiliates and each of their respective former, current and future Representatives, lenders, successors and assigns.

“Seller’s Savings Plan” has the meaning specified in Section 7.01(n).

“Seller Termination Fee” means any of the HHI Seller Termination Fee or the TLM Seller Termination Fee, as applicable.

“Shared Contracts” has the meaning specified in Section 4.12(b).

“Shared (Residential/Commercial) Distribution Channel” means sales and distribution through the following channels:

(a)            “New Construction and Related Distribution” means distributors that support residential new construction, both detached and multifamily, including their respective online sales and distribution.  Examples include Top Notch (U.S.) and Berg (U.S.);

(b)            “Hardware Wholesaler” means providers of wholesale product that may or may not sell to end-users/consumers, including their respective online sales and distribution.  Such providers include “home builders” and “general contractors” that use locksets for residential applications for maintenance, repair and operation suppliers (MRO) and industrial suppliers.  Hardware Wholesalers would then sell products to door shops, lumber yards, finish contractors, iron mongers, locksmiths, institutional maintenance departments, etc.  Examples include Grainger, HD Supply and Huntington Hardware; and

(c)           Stand-alone online retail websites.

“Shenzhen Assets” has the meaning specified in Section 2.10(e)(i).

“Shenzhen Site” means the facility located at Dalany Ave., Building 2, Basan District, Shenzhen, China.

“SmartKey IP” has the meaning specified in Section 4.14(f).

“SmartKey Products” has the meaning specified in Section 4.14(f).

“SmartKey Trademark License Agreement” means the trademark license agreement to be executed by the parties thereto on the First Closing Date in the form of Exhibit Q.

“Specified Representations” means the representations and warranties of Seller set forth in Section 4.02(e) (Financial Statements), Section 4.03(e) (No Undisclosed Liabilities; Absence of Certain Changes or Events), Section 4.07(a) and (c) (Assets Other than Real Property Interests), Section 4.09 (Seller’s Employee Benefit Plans), Section 4.10 (Employee Matters), Section 4.11 (Environmental Matters), Section 4.14 (Intellectual Property) and Section 4.24 (TLM Separation; Other Arrangements) and the corresponding representations and warranties of Seller set forth in any certificate delivered by Seller pursuant to Section 9.02(a) and Section 10.02(b).

“Straddle Period” has the meaning specified in Section 12.07(c).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.  For the avoidance of doubt, prior to the applicable Closing Date, Subsidiaries of the Company shall include each of the Transferred Entities to be sold by Seller to Purchaser at the applicable Closing.

“Subsidiary Transferor” means each Subsidiary of Seller that holds any of the Transferred HHI Assets or Purchased Companies Equity Interests, including the Subsidiaries of Seller listed on Exhibit A under the heading “Subsidiary Transferors.”

“Superfund Sites” means the properties listed on Section 1.01(l) of the Seller Disclosure Schedule.

“Supply Agreements” means the HHI Supply Agreement and the TLM Supply Agreement.

“Tax” or “Taxes” means (i) any and all taxes, charges (including customs duties or fines), fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any federal, state, provincial, local, or foreign tax authority, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer, gains taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto, (ii) any and all Liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group, and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Asset” has the meaning specified in Section 8.04(c).

“Tax Controversy” has the meaning specified in Section 12.07(e)(i).

“Tax Indemnified Party” has the meaning specified in Section 12.07(e)(i).

“Tax Indemnifying Party” has the meaning specified in Section 12.07(e)(i).

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information required to be supplied to a Tax authority relating to Taxes.

“Tax Sharing Agreements” has the meaning specified in Section 4.15(f).

“Termination Date” has the meaning specified in Section 11.01(b).

“Termination Fee” means any Purchaser Termination Fee or Seller Termination Fee, as applicable.

“Territory” means the United States (including all territories, possessions and commonwealths thereof), Canada, Mexico, Australia, South America, Central America, the Caribbean, Europe and the Philippines.

“Third-Party Claim” has the meaning specified in Section 12.02(a).

“TLM Acquisition” has the meaning specified in the Recitals.

“TLM Allocation Certificate” has the meaning specified in Section 2.03(f).

“TLM Ancillary Agreements” means the TLM Assignment and Assumption Agreement, the TLM Bill of Sale, the TLM Supply Agreement, the TLM Transition Services Agreement, the Deed of Assignment and the TLM Separation Plan.

“TLM Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the Second Closing Date, a form of which is attached hereto as Exhibit B.

“TLM Benefit Plan” means each Benefit Plan entered into, maintained, sponsored or contributed to by Seller or any of its Subsidiaries (including TLM Taiwan and TLM Philippines) or to which any of the foregoing has any obligation to contribute, or with respect to which any of the foregoing has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement), in each case with respect to any TLM Employee or Former TLM Employee or to any beneficiary or dependent thereof.

“TLM Bill of Sale” means the bill of sale and conveyance to be executed by TLM Taiwan on the Second Closing Date, a form of which is attached hereto as Exhibit C.

“TLM Business” means the residential hardware and home improvement business, to the extent currently operated by TLM Taiwan and its Subsidiaries, consisting of the design, manufacture, distribution and sale of Products, excluding, except when “TLM Business” is used in the Recitals, the definitions of “Transferred TLM Assets, “Assumed TLM Liabilities” and “Retained Liabilities” and Section 4.07(a), the Excluded Assets, the Excluded Transferred Entity Assets, the Retained Liabilities, the Excluded Products and the Overhead and Shared Services.  For the avoidance of doubt, the TLM Business shall in any event exclude the HHI Business.

“TLM Closing Net Indebtedness” means, as of immediately before the effective time of the Second Closing (as set forth in Section 2.06(b)), the amount (which may be positive or negative), equal to the difference of (a) the aggregate amount of all Cash and Cash Equivalents (determined on a combined basis in accordance with U.S. GAAP) included in the Transferred TLM Assets or held by TLM Philippines as of such time, minus (b) the aggregate amount (determined on a combined basis in accordance with U.S. GAAP) as of such time, without double counting, of all outstanding Indebtedness of TLM Philippines and Indebtedness of the TLM Business to the extent included in the Assumed TLM Liabilities.

“TLM Closing Statement” has the meaning specified in Section 2.05(b).

“TLM Employee” means each individual who, as of the applicable date of determination, is on the employment rolls of TLM Philippines.

“TLM Objections Notice” has the meaning specified in Section 2.03(f).

“TLM Philippines” has the meaning specified in the Recitals.

“TLM Philippines Commercial Equipment” has the meaning specified in Section 2.10(d).

“TLM Philippines Equity Interests” has the meaning specified in the Recitals.

“TLM Purchase Price” has the meaning specified in Section 2.03(b).

“TLM Purchase Price Escrow Account” means the escrow account established pursuant to the TLM Purchase Price Escrow Agreement.

“TLM Purchase Price Escrow Agreement” means the Escrow Agreement by and among Purchaser, Seller and the Escrow Agent in the form of Exhibit L.

“TLM Purchaser Termination Fee” has the meaning specified in Section 11.04(b).

“TLM Response Period” has the meaning specified in Section 2.03(f).

“TLM Seller Termination Fee” has the meaning specified in Section 11.04(c).

“TLM Separation Plan” has the meaning specified in Section 6.23(b).

“TLM Supply Agreement” means the definitive supply agreement to be prepared by the parties between the date hereof and the Second Closing pursuant to Section 6.23 and executed by the parties thereto on the Second Closing Date; provided, however, if the parties fail to prepare or otherwise agree on such definitive supply agreement by the time the Second Closing is to occur pursuant to Section 2.06(b), Exhibit H shall constitute the TLM Supply Agreement for all purposes hereunder.

“TLM Taiwan” has the meaning specified in the Recitals.

“TLM Transition Services Agreement” means the definitive transition services agreement to be prepared by the parties between the date hereof and the Second Closing pursuant to Section 6.23 and executed by the parties thereto on the Second Closing Date; provided, however, if the parties fail to prepare or otherwise agree on such definitive transition services agreement by the time the Second Closing is to occur pursuant to Section 2.06(b), Exhibit H shall constitute the TLM Transition Services Agreement for all purposes hereunder.

“Tong Lung Site” means the facility at Subic Bay Gateway Park Phase II, Subic Bay Freeport Zone, Municipality of Subic, Province of Zambales, Philippines.

“Trademark” has the meaning specified in the definition of Intellectual Property.

“Trademark License Agreement” means the trademark license agreement to be executed by the parties thereto on the First Closing Date in the form of Exhibit I.

“Transaction Documents” means this Agreement, the Ancillary Agreements and any certificate or other document delivered by any party hereto or thereto in connection herewith or therewith, collectively.

“Transfer Date” has the meaning specified in Section 7.01(a).

“Transfer Taxes” mean all transfer, goods, services, sales, use, real or personal property transfer, documentary, value-added, stamp and all other similar Taxes or other like charges, together with interest, penalties or additional amounts imposed with respect thereto.

“Transferable Permits” means all those Permits and Environmental Permits required in connection with the operation of the Business (and all applications pertaining thereto) that are transferable under applicable Law (including Environmental Laws) from Seller to Purchaser or its Designees without a filing with, notice to, or consent or approval of any Governmental Authority.

“Transferred Assets” means the Transferred HHI Assets and the Transferred TLM Assets.

“Transferred Employee” has the meaning specified in Section 7.01(a).

“Transferred Entities” has the meaning specified in the Recitals.

“Transferred Entity Voting Debt” has the meaning specified in Section 3.04(a).

“Transferred Equity Interests” has the meaning specified in the Recitals.

“Transferred HHI Assets” means all of Seller’s and its Subsidiaries’ (other than the HHI Companies’, the HHI Company Subsidiaries’ and TLM Taiwan and its Subsidiaries’) right, title and interest in and to all property and assets, real, personal, mixed, tangible and intangible, of every kind and description, whether or not reflected on the books and records of Seller and its Subsidiaries and wherever located, that are primarily used or held for use in connection with the operation or conduct of the HHI Business, including those assets, properties and rights set forth on Section 1.01(n) of the Seller Disclosure Schedule, but excluding the Excluded Assets and the Excluded Transferred Entity Assets.

“Transferred TLM Assets” means all of TLM Taiwan’s and its Subsidiaries’ (other than TLM Philippines’) right, title and interest in and to (wherever located):

(a)           the equipment and tooling set forth on Section 1.01(y)(i) of the Seller Disclosure Schedule;

(b)           all equipment and tooling primarily used or held for use in connection with the operation or conduct of the TLM Business, but excluding the equipment and tooling set forth on Section 1.01(x)(i) of the Seller Disclosure Schedule;

(c)           any finished goods inventory of TLM Taiwan and its Subsidiaries (including any inventory held on behalf of TLM Philippines) constituting Products of the TLM Business;

(d)           the vehicles and office furniture set forth on Section 1.01(z)(iv) of the Seller Disclosure Schedule; and

(e)           the rights to the name “Tong Lung Metal Industry” and all Intellectual Property primarily used or held for use in connection with the operation or conduct of the TLM Business, including the Intellectual Property set forth on Section 1.01(y)(v) of the Seller Disclosure Schedule, but excluding the Intellectual Property set forth on Section 1.01(x)(v) of the Seller Disclosure Schedule;

provided, however, for the avoidance of doubt, “Transferred TLM Assets” shall exclude all property and assets, real, personal, mixed, tangible and intangible, of every kind and description, whether or not reflected on the books and records of TLM Taiwan and its Subsidiaries (other than TLM Philippines) and wherever located that are used or held for use exclusively or primarily in the “3G” business of TLM Taiwan, other than any Trademarks or any Contracts related to such Trademarks.

“Transferred Policies” has the meaning specified in Section 4.16.

“Trust” has the meaning specified in Section 7.02(a).

“Unaudited Financial Statements” has the meaning specified in Section 4.02(a).

“Unaudited Reconciliation” has the meaning specified in the definition of the term “Compliant”.

“U.S. GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

“U.S. Transferred Employee” shall mean any Employee who is principally employed in the United States of America as of the applicable Closing Date (or, if applicable, such later date that such employee commences employment with Purchaser or any of its Affiliates).

“VDR” means the electronic data room for Project Kappa maintained by IntraLinks.

“WARN Act” has the meaning specified in Section 4.10(c).

“Willful Breach” shall mean, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (a) causes such party to be in breach of such representation, warranty, agreement or covenant and (b) such party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.

“WWTP” has the meaning specified in Section 6.14(b).

“Xiamen Entity” means Black & Decker (Xiamen) Industrial Co., Ltd.

“Xiamen Site” means the facility at Plot 7, Export Processing Zone, 55 Hai Jing Zhong, Xiamen, China.

“Xiaolan Cash Statement” has the meaning specified in Section 2.12(a).

“Xiaolan Commercial Equipment” has the meaning specified in Section 2.10(a)(i).

“Xiaolan Commercial Equipment Transfer” has the meaning specified in Section 2.10(a)(iii).

“Xiaolan End Date” means the earliest of: (a) the date that is eighteen (18) months following the First Closing, (b) the date on which Purchaser or its Affiliate is required by any Governmental Authority or the landlord of the Xiaolan Site (other than due to a willful breach of the Xiaolan Site lease by Purchaser or any of its Affiliates) to vacate all or a substantial portion of the existing Xiaolan Site, and (c) the date that is thirty (30) days after (i) Seller has obtained all requisite Permits to transfer the Xiaolan Commercial Equipment or the Xiaolan Plating Equipment, as applicable, to Taiwan or another location designated by Seller and (ii) in the case of the Xiaolan Commercial Equipment, as applicable, if Seller intends to transfer the Xiaolan Commercial Equipment to Taiwan, Purchaser has relocated Purchaser’s equipment set forth on Schedule 1.01(o) of the Seller Disclosure Schedule out of the Chia Yi facility in Taiwan to another location.

“Xiaolan Plating Equipment” has the meaning specified in Section 2.10(b)(i).

“Xiaolan Site” means the facility at 37 Yongning Road, Xiaolan, Zhongshan, China.

Section 1.02                      Interpretation. Unless the context otherwise requires expressly:

(a)           Words in the singular shall include the plural and vice versa, and words of one gender shall include the other genders, in each case, as the context requires;

(b)           the term “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph, clause, subclause, Exhibit and Schedule references are to the Articles, Sections, paragraphs, clauses, subclauses, Exhibits and Schedules to this Agreement unless otherwise specified;

(c)           the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified;

(d)           the terms “Dollars” and “$” mean U.S. Dollars, the lawful currency of the United States of America;

(e)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.02, is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(f)           references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(g)           with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(h)           the word “or” shall be disjunctive but not exclusive;

(i)           references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(j)           references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(k)           references to “made available” shall mean that such documents or information referenced shall have been contained in the VDR at least two (2) days prior to the date of this Agreement;

(l)           if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(m)           references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of the date of the execution and delivery of this Agreement.”

ARTICLE II

PURCHASE AND SALE OF PURCHASED COMPANIES EQUITY INTERESTS AND TRANSFERRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

Section 2.01                      Purchase and Sale of Purchased Companies Equity Interests and Transferred Assets; Exclusion of Excluded Assets.

(a)           On the terms and subject to the conditions set forth in this Agreement, at the First Closing, Seller shall (or, as applicable, shall cause the Subsidiary Transferors to) sell, transfer, convey, assign and deliver to Purchaser (or, as applicable, one or more Affiliates of Purchaser designated by Purchaser not less than five (5) Business Days prior to the First Closing Date), and Purchaser shall (or, as applicable, shall cause such Affiliates of Purchaser to) purchase and accept from Seller (or, as applicable, the Subsidiary Transferors) all of Seller’s and Subsidiary Transferors’ right, title and interest in the HHI Companies Equity Interests and all of Seller’s and its Subsidiaries’ right, title and interest in the Transferred HHI Assets, in each case free and clear of all Liens other than Liens created by or through Purchaser or any of its Affiliates and other than, in the case of HHI Companies Equity Interests, Liens related to applicable securities Laws and the relevant governing documents of the applicable HHI Company and, in the case of the Transferred HHI Assets, Permitted Liens.

(b)           On the terms and subject to the conditions set forth in this Agreement, at the Second Closing, Seller shall cause (i) Lucky Samoa to sell, transfer, convey, assign and deliver to Purchaser (or, as applicable, one or more Affiliates of Purchaser designated by Purchaser not less than five (5) Business Days prior to the Second Closing Date), and Purchaser shall (or, as applicable, shall cause such Affiliates of Purchaser to) purchase and accept from Lucky Samoa all of Lucky Samoa’s right, title and interest in the TLM Philippines Equity Interests free and clear of all Liens other than Liens created by or through Purchaser or any of its Affiliates and other than Liens related to applicable securities Laws and the relevant governing documents of TLM Philippines, and (ii) TLM Taiwan to sell, transfer, convey, assign and deliver to Purchaser (or, as applicable, one or more Affiliates of Purchaser designated by Purchaser not less than five (5) Business Days prior to the Second Closing Date), and Purchaser shall (or, as applicable, shall cause such Affiliates of Purchaser to) purchase and accept from TLM Taiwan all of TLM Taiwan’s right, title and interest in the Transferred TLM Assets free and clear of all Liens other than Liens created by or through Purchaser or any of its Affiliates and other than, in the case of the Transferred TLM Assets, Permitted Liens.

(c)           Notwithstanding any other provision in this Agreement to the contrary (but without prejudice to any Purchaser Indemnified Party’s rights under Article XII or the condition precedent set forth in Section 9.02(f)), no asset, claim, right or benefit, the assignment or transfer of which is otherwise contemplated by this Agreement, shall be assigned or transferred if such assignment or transfer (or attempt to make such an assignment or transfer) without the consent or approval of a third party would constitute a breach or other contravention of the rights of such third party (such assets, claims, rights or benefits being collectively referred to herein as “Restricted Assets”) until such consent or approval is obtained, at which time such Restricted Asset shall be automatically assigned or transferred.  If any such consent or approval is not obtained prior to the applicable Closing, (i) each party shall use its reasonable best efforts to obtain any such consent or approval, (ii) the assigning party shall endeavor to provide the assignee party with the benefits under each Restricted Asset as if such Restricted Asset had been assigned to the assignee party (including by means of any licensing, operating, subcontracting, sublicensing or subleasing arrangement), if the same is permitted under the applicable Restricted Asset and (iii) the assignee party shall bear all the costs, liabilities and burdens with respect to any such Restricted Asset to the extent that it receives the benefit of such Restricted Asset under  clause (ii), in each case, subject to the limitation set forth in the final sentence of Section 6.04(a).  Notwithstanding anything to the contrary herein, the foregoing provisions of this Section 2.01(c) shall not apply with respect to the HHI Companies Equity Interests, the HHI Company Subsidiaries’ Equity Interests, and the TLM Philippines Equity Interests.

Section 2.02                      Assumption of Assumed Liabilities; Retention of Retained Liabilities.

(a)           At the First Closing, Purchaser shall (or shall cause one or more of its Affiliates designated by Purchaser in writing not less than five (5) Business Days prior to the First Closing Date to) assume and become obligated to pay, perform and discharge when due, all Assumed HHI Liabilities.

(b)           At the Second Closing, Purchaser shall (or shall cause one or more of its Affiliates designated by Purchaser in writing not less than five (5) Business Days prior to the Second Closing Date to) assume and become obligated to pay, perform and discharge when due, all Assumed TLM Liabilities.

(c)           At the applicable Closing, Seller and its applicable Subsidiaries, as the case may be, shall keep or assume at the applicable Closing and remain or become at the applicable Closing obligated to pay, perform and discharge when due all Retained Liabilities.

Section 2.03                      HHI Purchase Price; TLM Purchase Price; Allocation of HHI Purchase Price and TLM Purchase Price.

(a)           Subject to the terms and conditions of this Agreement, in consideration of the transfer of the HHI Companies Equity Interests and the Transferred HHI Assets under Section 2.01(a), (i) Purchaser or its designated Affiliate(s) (as applicable) shall assume and become obligated to pay, perform and discharge, when due, the Assumed HHI Liabilities and (ii) Purchaser shall pay, or cause to be paid, to Seller an amount of cash equal to One Billion Three Hundred Million Dollars ($1,300,000,000) (the “Base HHI Purchase Price”) plus (A) the amount, which may be positive or negative, equal to the Modified Working Capital minus One Hundred and Fifty-Three Million Dollars ($153,000,000), plus (B) the amount, which may be positive or negative, of the HHI Closing Net Indebtedness (the Base HHI Purchase Price, so adjusted, the “HHI Purchase Price”).

(b)           Subject to the terms and conditions of this Agreement, in consideration of the transfer of the TLM Philippines Equity Interests and the Transferred TLM Assets under Section 2.01(b), Purchaser or its designated Affiliates (as applicable) shall assume and become obligated to pay, perform and discharge, when due, the Assumed TLM Liabilities and Purchaser shall pay, or cause to be paid by release of the TLM Purchaser Price Escrow Account, to Seller an amount of cash equal to One Hundred Million Dollars ($100,000,000) (the “Base TLM Purchase Price”) plus the amount, which may be positive or negative, of the TLM Closing Net Indebtedness (the Base TLM Purchase Price, so adjusted, the “TLM Purchase Price”).

(c)           As used in this Agreement, the “Estimated HHI Purchase Price” shall mean an amount equal to the Base HHI Purchase Price plus (A) the amount, which may be positive or negative, equal to the Estimated Modified Working Capital minus One Hundred and Fifty-Three Million Dollars ($153,000,000), plus (B) the amount, which may be positive or negative, equal to the Estimated HHI Closing Net Indebtedness.  For purposes of determining the amount of cash to be paid as the Estimated HHI Purchase Price by Purchaser at the First Closing pursuant to Section 2.07(b)(ii), Seller shall prepare and deliver to Purchaser, not less than three (3) Business Days before the First Closing Date, a written statement certified by an officer of Seller setting forth Seller’s good faith estimate of: (i) the Modified Working Capital (such amount, the “Estimated Modified Working Capital”), (ii) the HHI Closing Net Indebtedness (which shall set forth with specificity the amount of Cash and Cash Equivalents for each of the categories described in clauses (a) through (d) of the definition of “Cash and Cash Equivalents”) (the “Estimated HHI Closing Net Indebtedness”), and (iii) the Estimated Purchase Price.  Seller agrees that it shall prepare such statement in accordance with, as applicable, the definition of “HHI Closing Net Indebtedness” and, in the case of the Estimated Modified Working Capital, such statement shall be prepared in accordance with Exhibit K, and Seller shall deliver together with such statement any supporting documentation and additional information as may be reasonably requested by Purchaser with respect to any estimated amounts used by Seller in calculating the amounts set forth on such statement.  Seller shall consult in good faith with Purchaser in the preparation of such statement and shall provide Purchaser with a draft thereof showing the components of Estimated Modified Working Capital and Estimated HHI Closing Net Indebtedness (together with any supporting work papers) at least six (6) Business Days prior to the First Closing Date and shall consider in good faith the reasonable comments provided by Purchaser prior to preparing the final calculation of the Estimated HHI Purchase Price.

(d)           As used in this Agreement, the “Estimated TLM Purchase Price” shall mean an amount equal to the Base TLM Purchase Price plus the amount, which may be positive or negative, equal to the Estimated TLM Closing Net Indebtedness.  For purposes of determining the amount of cash to be paid as the Estimated TLM Purchase Price by Purchaser at the Second Closing pursuant to Section 2.08(b)(ii), Seller shall prepare and deliver, not less than three (3) Business Days before the Second Closing Date, a written statement certified by an officer of Seller setting forth Seller’s good faith estimate of (i) the TLM Closing Net Indebtedness (which shall set forth with specificity the amount of Cash and Cash Equivalents for the category described in clause (e) of the definition of “Cash and Cash Equivalents”) (the “Estimated TLM Closing Net Indebtedness”), and (ii) a good faith estimate of the Estimated TLM Purchase Price.  Seller agrees that it shall prepare such statement in accordance with, as applicable, the definition of “TLM Closing Net Indebtedness” and Seller shall deliver together with such statement any supporting documentation and additional information as may be reasonably requested by Purchaser with respect to any estimated amounts used by Seller in calculating the amounts set forth on such statement.  Seller shall consult in good faith with Purchaser in the preparation of such statement and shall provide Purchaser with a draft thereof showing the components of Estimated TLM Closing Net Indebtedness (together with any supporting work papers) at least six (6) Business Days prior to the Second Closing Date and shall consider in good faith the reasonable comments provided by Purchaser prior to preparing the final calculation of the Estimated TLM Purchase Price.

(e)           The Base HHI Purchase Price shall be allocated as provided in Exhibit J.  Within thirty (30) days after the HHI Purchase Price shall have been deemed to be final pursuant to Section 2.04 below, Purchaser shall deliver to Seller a certificate which shall reasonably allocate the HHI Purchase Price and the Assumed HHI Liabilities among the HHI Companies, the HHI Company Subsidiaries and the Transferred HHI Assets based on the allocation of the Base HHI Purchase Price in Exhibit J and in accordance with Section 1060 of the Code (the “HHI Allocation Certificate”).  Seller shall have a period of five (5) Business Days after the delivery of the HHI Allocation Certificate (the “HHI Response Period”) to present in writing to Purchaser notice of any objections Seller may have to the allocation set forth therein (an “HHI Objections Notice”). Unless Seller timely objects, such HHI Allocation Certificate shall be binding on the parties without further adjustment, absent manifest error. If Seller shall raise any objections within the HHI Response Period, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute.  If the parties fail to agree within fifteen (15) days after the delivery of the HHI Objections Notice, then the disputed items shall be resolved by the Accounting Arbitrator, whose determination shall be final and binding on the parties.  The Accounting Arbitrator shall resolve the dispute within thirty (30) days after the item has been referred to it.  The costs, fees and expenses of the Accounting Arbitrator shall be borne equally by Seller and Purchaser.  Purchaser and Seller shall (and shall cause their respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) report the national, federal, state, provincial and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the HHI Allocation Certificate.  Except as otherwise required by applicable Law, neither Purchaser nor Seller shall (and neither party shall permit its respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) take a position inconsistent with the HHI Allocation Certificate on any Tax Return or filings (including any forms required to be filed pursuant to Section 1060 of the Code).  Each of Seller and Purchaser shall cooperate with the other in preparing IRS Form 8594 or any equivalent statements required by any Governmental Authority charged with the collection of any income Tax for filing within a reasonable period before its filing due date.

(f)           The Base TLM Purchase Price shall be allocated as provided in Exhibit J.  Within thirty (30) days after the TLM Purchase Price shall have been deemed to be final pursuant to Section 2.05 below, Purchaser shall deliver to Seller a certificate which shall reasonably allocate the TLM Purchase Price and the Assumed TLM Liabilities among TLM Philippines and the Transferred TLM Assets based on the allocation of the Base TLM Purchase Price in Exhibit J and in accordance with Section 1060 of the Code (the “TLM Allocation Certificate”).  Seller shall have a period of five (5) Business Days after the delivery of the TLM Allocation Certificate (the “TLM Response Period”) to present in writing to Purchaser notice of any objections Seller may have to the allocation set forth therein (a “TLM Objections Notice”). Unless Seller timely objects, such TLM Allocation Certificate shall be binding on the parties without further adjustment, absent manifest error. If Seller shall raise any objections within the TLM Response Period, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute.  If the parties fail to agree within fifteen (15) days after the delivery of the TLM Objections Notice, then the disputed items shall be resolved by the Accounting Arbitrator, whose determination shall be final and binding on the parties.  The Accounting Arbitrator shall resolve the dispute within thirty (30) days after the item has been referred to it.  The costs, fees and expenses of the Accounting Arbitrator shall be borne equally by Seller and Purchaser.  Purchaser and Seller shall (and shall cause their respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) report the national, federal, state, provincial and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the TLM Allocation Certificate.  Except as otherwise required by applicable Law, neither Purchaser nor Seller shall (and neither party shall permit its respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) take a position inconsistent with the TLM Allocation Certificate on any Tax Return or filings (including any forms required to be filed pursuant to Section 1060 of the Code).  Each of Seller and Purchaser shall cooperate with the other in preparing IRS Form 8594 or any equivalent statements required by any Governmental Authority charged with the collection of any income Tax for filing within a reasonable period before its filing due date.

Section 2.04                      HHI Purchase Price Adjustment.

(a)           Seller has prepared the attached Exhibit K, which lists certain current assets and current liability accounts and certain accounting principles, methodologies and policies used in the determination of such accounts, as well as an illustrative calculation of Modified Working Capital as of September 1, 2012 for informational purposes only (and not as a representation or warranty).  Such accounts of the HHI Business, cumulatively, as of immediately before the effective time of the First Closing (as set forth in Section 2.06(a)), determined in accordance with this Section 2.04, Exhibit K, and the principles, methodologies and policies set forth in Exhibit K and, to the extent not set forth therein, in accordance with U.S. GAAP, which shall be applied on a basis consistent with the Audited Financial Statements, shall constitute the “Modified Working Capital.”  For the avoidance of doubt, amounts included in the determination of HHI Closing Net Indebtedness or TLM Closing Net Indebtedness shall be excluded from the determination of the Modified Working Capital.

(b)           If the HHI Purchase Price as finally determined in accordance with this Section 2.04 is less than the Estimated HHI Purchase Price, Seller shall pay to Purchaser the total amount of such deficit, and if the HHI Purchase Price as finally determined in accordance with this Section 2.04 exceeds the Estimated HHI Purchase Price, Purchaser shall pay to Seller the total amount of such excess, in either case by wire transfer of immediately available U.S. dollar funds to an account designated by the party receiving payment, within three (3) Business Days after the final determination of the HHI Purchase Price, plus interest on such amount, accrued from the First Closing Date to the date of such payment at the prime rate applicable from time to time as announced by Citibank, N.A.

(c)           As promptly as practicable (and, in any event, within sixty (60) days after the First Closing), Seller shall prepare and deliver to Purchaser a statement setting forth Seller’s calculation of (i) Modified Working Capital, (ii) HHI Closing Net Indebtedness (which shall set forth with specificity the amount of Cash and Cash Equivalents for each of the categories described in clauses (a) through (d) of the definition of “Cash and Cash Equivalents”), and (iii) the HHI Purchase Price pursuant to this Section 2.04 (the “HHI Closing Statement”).  The parties agree to provide each other and their respective Representatives access to their respective books, records and personnel to the extent relating to the HHI Business throughout the periods during which the HHI Closing Statement is being prepared or evaluated and any disputes that may arise under this Section 2.04 are being resolved.  If Purchaser disagrees with the determination of the HHI Closing Statement, Purchaser shall notify Seller in writing of such disagreement within sixty (60) days after delivery of the HHI Closing Statement, which written notice shall set forth any such disagreement in reasonable detail (“Disagreement Notice”).  If Purchaser fails to deliver a Disagreement Notice by the end of such 60-day period, Purchaser shall be deemed to have accepted the HHI Closing Statement delivered by Seller.  Matters included in the calculations in the HHI Closing Statement to which Purchaser does not object in the Disagreement Notice shall be deemed accepted by Purchaser and shall not be subject to further dispute or review.  Purchaser and Seller shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

(d)           If Purchaser and Seller are unable to resolve any disagreement as contemplated by Section 2.04(c) within thirty (30) days after delivery by Purchaser of a Disagreement Notice, Purchaser and Seller shall jointly select a mutually acceptable third party accounting firm, the retention of which will not give rise to present or potential future auditor independence problems for Seller, Purchaser or any of their respective Affiliates or Subsidiaries, as determined by the reasonable discretion of Seller and Purchaser, to resolve such disagreement (the firm so selected shall be referred to herein as the “Accounting Arbitrator”).  The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the HHI Closing Statement as to which Purchaser has disagreed pursuant to a Disagreement Notice and Purchaser and Seller have not resolved their disagreement.  The scope of the disputes to be resolved by the Accounting Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions or procedures used to prepare the HHI Closing Statement, and whether there were mathematical errors in the calculation of the HHI Closing Statement, and the Accounting Arbitrator shall not make any other determination.  The Accounting Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review.  In resolving any such disagreement, the Accounting Arbitrator may not assign a value to such item greater than the greatest value for such item claimed by Seller in the HHI Closing Statement or by Purchaser in the Disagreement Notice or less than the lowest value for such item claimed by Seller in the HHI Closing Statement or by Purchaser in the Disagreement Notice.  Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to all parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  Such report shall be final and binding upon the parties, absent manifest error.  The fees, costs and expenses of the Accounting Arbitrator arising in connection with this Section 2.04 shall be borne by the parties in such proportion to reflect the relative amount of each party’s determination that has been modified pursuant to the Accounting Arbitrator’s report.  For example, if Purchaser claims in the Disagreement Notice that it is entitled to an adjustment payment of $100,000, but the Accounting Arbitrator determines that Purchaser has a valid claim for only $30,000, then Seller shall bear 30% of the fees, costs and expenses of the Accounting Arbitrator and Purchaser shall bear the other 70% of such fees, costs and expenses.

(e)           Purchaser and Seller agree that any payments made pursuant to this Section 2.04 shall be allocated in a manner consistent with any allocation agreed to pursuant to Section 2.03(e).

(f)           With respect to Cash and Cash Equivalents and Indebtedness of the HHI Business denominated in currencies other than U.S. dollars, the current foreign exchange rate for each such currency as of immediately before the effective time of the First Closing as published by Reuters, shall be used to convert such amounts into U.S. dollars for purposes of determining HHI Closing Net Indebtedness in connection with the adjustments pursuant to this Section 2.04.

Section 2.05                      TLM Purchase Price Adjustment.

(a)           If the TLM Purchase Price as finally determined in accordance with this Section 2.05 is less than the Estimated TLM Purchase Price, Seller shall pay to Purchaser the total amount of such deficit, and if the TLM Purchase Price as finally determined in accordance with this Section 2.05 exceeds the Estimated TLM Purchase Price, Purchaser shall pay to Seller the total amount of such excess, in either case by wire transfer of immediately available U.S. dollar funds to an account designated by the party receiving payment, within three (3) Business Days after the final determination of the TLM Purchase Price, plus interest on such amount, accrued from the Second Closing Date to the date of such payment at the prime rate applicable from time to time as announced by Citibank, N.A.

(b)           As promptly as practicable (and, in any event, within 60 days after the Second Closing), Seller shall prepare and deliver to Purchaser a statement setting forth Seller’s calculation of (i) TLM Closing Net Indebtedness (which shall set forth with specificity the amount of Cash and Cash Equivalents for the category described in clause (e) of the definition of “Cash and Cash Equivalents”), and (ii) the TLM Purchase Price pursuant to this Section 2.05 (the “TLM Closing Statement”).  The parties agree to provide each other and their respective Representatives access to their respective books, records and personnel to the extent relating to the TLM Business throughout the periods during which the TLM Closing Statement is being prepared or evaluated and any disputes that may arise under this Section 2.05 are being resolved.  If Purchaser disagrees with the determination of the TLM Closing Statement, Purchaser shall notify Seller of such disagreement within 60 days after delivery of the TLM Closing Statement by delivering a Disagreement Notice.  If Purchaser fails to deliver a Disagreement Notice by the end of such 60-day period, Purchaser shall be deemed to have accepted the TLM Closing Statement delivered by Seller.  Matters included in the calculations in the TLM Closing Statement to which Purchaser does not object in the Disagreement Notice shall be deemed accepted by Purchaser and shall not be subject to further dispute or review.  Purchaser and Seller shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

(c)           If Purchaser and Seller are unable to resolve any disagreement as contemplated by Section 2.05(b) within thirty (30) days after delivery by Purchaser of a Disagreement Notice, Purchaser and Seller shall jointly refer the matter to the Accounting Arbitrator.  The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the TLM Closing Statement as to which Purchaser has disagreed pursuant to a Disagreement Notice and Purchaser and Seller have not resolved their disagreement.  The scope of the disputes to be resolved by the Accounting Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions or procedures used to prepare the TLM Closing Statement, and whether there were mathematical errors in the calculation of the TLM Closing Statement, and the Accounting Arbitrator shall not make any other determination.  The Accounting Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review.  In resolving any such disagreement, the Accounting Arbitrator may not assign a value to such item greater than the greatest value for such item claimed by Seller in the TLM Closing Statement or by Purchaser in the Disagreement Notice or less than the lowest value for such item claimed by Seller in the TLM Closing Statement or by Purchaser in the Disagreement Notice.  Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to all parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  Such report shall be final and binding upon the parties, absent manifest error.  The fees, costs and expenses of the Accounting Arbitrator arising in connection with this Section 2.05 shall be borne by the parties in such proportion to reflect the relative amount of each party’s determination that has been modified pursuant to the Accounting Arbitrator’s report.  For example, if Purchaser claims in the Disagreement Notice that it is entitled to an adjustment payment of $100,000, but the Accounting Arbitrator determines that Purchaser has a valid claim for only $30,000, then Seller shall bear 30% of the fees, costs and expenses of the Accounting Arbitrator and Purchaser shall bear the other 70% of such fees, costs and expenses.

(d)           Purchaser and Seller agree that any payments made pursuant to this Section 2.05 shall be allocated in a manner consistent with any allocation agreed to pursuant to Section 2.03(f).

(e)           With respect to Cash and Cash Equivalents and Indebtedness of the TLM Business denominated in currencies other than U.S. dollars, the current foreign exchange rate for each such currency as of immediately before the effective time of the Second Closing as published by Reuters, shall be used to convert such amounts into U.S. dollars for purposes of determining TLM Closing Net Indebtedness in connection with the adjustments pursuant to this Section 2.05.

Section 2.06                      The Closings.

(a)           Subject to the terms and conditions of this Agreement, the sale and purchase of the HHI Companies Equity Interests  and the Transferred HHI Assets and the assumption of the Assumed HHI Liabilities (all as contemplated hereby, the “First Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, located at One Liberty Plaza, New York, New York, at 10:00 a.m., New York City time, (X) on the later of (i) the third (3rd) Business Day following the first day on which there is satisfaction or waiver in writing of all of the conditions to the obligations of the parties set forth in Article IX (other than those conditions that, by their nature, are to be satisfied only at the First Closing, but subject to the waiver or fulfillment of those conditions), and (ii) the earlier of (A) a date during the Marketing Period to be specified by Purchaser on no fewer than three (3) Business Days’ notice to Seller, and (B) the third (3rd) Business Day immediately following the final day of the Marketing Period (subject, in the case of each of subclauses (A) and (B) of this clause (ii), to the satisfaction or waiver in writing of all of the conditions set forth in Article IX as of the date determined pursuant to this Section 2.06(a) (other than those conditions that, by their nature, are to be satisfied only at the First Closing, but subject to the waiver or fulfillment of those conditions)), or (Y) at such other time and date or at such other place as Seller and Purchaser may mutually agree upon in writing (the day on which the First Closing takes place being the “First Closing Date”).  For the sake of clarity, the transfer of the HHI Companies Equity Interests and the Transferred HHI Assets and Assumed HHI Liabilities will be deemed to take place and be effective on the First Closing Date at 12:01 a.m. (x) where the principal office or facilities of such HHI Company is located or (y) in the case of Transferred HHI Assets or Assumed HHI Liabilities, where the Transferred HHI Asset or Assumed HHI Liability resides, exists or arises.

(b)           Subject to the terms and conditions of this Agreement, the sale and purchase of the TLM Philippines Equity Interests and the Transferred TLM Assets and the assumption of the Assumed TLM Liabilities (all as contemplated hereby, the “Second Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, located at One Liberty Plaza, New York, New York, at 10:00 a.m., New York City time, on the third (3rd) Business Day following the first day on which there is satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Article X as of the date determined pursuant to this Section 2.06(b) (other than conditions that, by their nature, are to be satisfied only at the Second Closing, but subject to the waiver or fulfillment of those conditions), or at such other time and date or at such other place as Seller and Purchaser may mutually agree upon in writing (the day on which the Second Closing takes place being the “Second Closing Date”).  For the sake of clarity, the transfer of the TLM Philippines Equity Interests and the Transferred TLM Assets and Assumed TLM Liabilities will be deemed to take place and be effective on the Second Closing Date at 12:01 a.m. (x) at the principal office of TLM Philippines or (y) in the case of Transferred TLM Assets or Assumed TLM Liabilities, where the Transferred TLM Asset or Assumed TLM Liability resides, exists or arises.

Section 2.07                      Deliveries for the First Closing.

(a)           At the First Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)           instruments of transfer and conveyance, properly executed and acknowledged by Seller in such customary form as is reasonably acceptable to both Seller and Purchaser, that are necessary to transfer to and vest in Purchaser (or its designated Affiliates) all of Seller’s right, title and interest in and to the Transferred HHI Assets (in each case, free and clear of all Liens other than Permitted Liens and Liens created by or through Purchaser or any of its Affiliates);

(ii)           certificates representing the HHI Companies Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer;

(iii)           a counterpart of each of the HHI Ancillary Agreements, executed by each of Seller and any of its Subsidiaries that is a party thereto, to the extent not previously delivered;

(iv)           a receipt for the Estimated HHI Purchase Price;

(v)           the certificates referred to in Section 9.02(a), Section 9.02(b) and Section 9.02(g); and

(vi)           a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2, certifying that the First Acquisition is exempt from withholding under Section 1445 of the Code.

(b)           At the First Closing, Purchaser shall deliver to Seller:

(i)           a counterpart of each of the HHI Ancillary Agreements (other than the HHI Bill of Sale), executed by each of Purchaser and any of its Affiliates that is a party thereto, to the extent not previously delivered;

(ii)           the Estimated HHI Purchase Price by wire transfer in immediately available funds, to an account or accounts designated at least three (3) Business Days prior to the First Closing Date by Seller in a written notice to Purchaser;

(iii)           a receipt for the Transferred HHI Assets and HHI Companies Equity Interests acknowledging the purchase of the Transferred HHI Assets and HHI Companies Equity Interests pursuant to this Agreement; and

(iv)           the certificates referred to in Section 9.01(a) and Section 9.01(b).

(c)           At the First Closing, Purchaser shall deliver to Escrow Agent the Base TLM Purchase Price (and if the Estimated TLM Closing Net Indebtedness is expected as of the First Closing to be a negative number, then less the absolute value of any Estimated TLM Closing Net Indebtedness) by wire transfer in immediately available funds, to an account or accounts designated in the TLM Purchase Price Escrow Agreement, to be held in accordance with the TLM Purchase Price Escrow Agreement.

Section 2.08                      Deliveries for the Second Closing.

(a)           At the Second Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)           instruments of transfer and conveyance, properly executed and acknowledged by TLM Taiwan in such customary form as is reasonably acceptable to both Seller and Purchaser, that are necessary to transfer to and vest in Purchaser (or its designated Affiliates) all of TLM Taiwan’s right, title and interest in and to the Transferred TLM Assets (in each case, free and clear of all Liens other than Permitted Liens and Liens created by or through Purchaser or any of its Affiliates);

(ii)           one or more certificates representing the TLM Philippines Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer;

(iii)           a counterpart of each of the TLM Ancillary Agreements, executed by each of Seller and any of its Subsidiaries that is a party thereto, to the extent not previously delivered;

(iv)           a receipt for the Estimated TLM Purchase Price;

(v)           a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2, certifying that the Second Acquisition is exempt from withholding under Section 1445 of the Code; and

(vi)           the certificates referred to in Section 10.02(b) and Section 10.02(c).

(b)           At the Second Closing, Purchaser shall deliver to Seller and to the extent applicable, the Escrow Agent:

(i)           a counterpart of each of the TLM Ancillary Agreements (other than the TLM Bill of Sale), executed by each of Purchaser and any of its designated Affiliates that is a party thereto, to the extent not previously delivered;

(ii)           a written instruction to the Escrow Agent, directing the Escrow Agent to release the Estimated TLM Purchase Price from the TLM Purchase Price Escrow Account to an account or accounts designated by Seller in the TLM Purchase Price Escrow Agreement by wire transfer in immediately available funds (and if the TLM Purchase Price Escrow Account is less than the Estimated TLM Purchase Price, Purchaser shall deliver to Seller such difference by wire transfer in immediately available funds, to the same account or accounts, and if the TLM Purchase Price Escrow Account is greater than the Estimated TLM Purchase Price, such written instruction shall instruct the Escrow Agent to, and the Escrow Agent shall, deliver to Purchaser such difference by wire transfer in immediately available funds, to an account designated by Purchaser);

(iii)           a receipt for the Transferred TLM Assets and TLM Philippines Equity Interests acknowledging the purchase of the Transferred TLM Assets and TLM Philippines Equity Interests pursuant to this Agreement; and

(iv)           the certificates referred to in Section 10.01(c) and Section 10.01(d).

Section 2.09                      Accounting.  To the extent that, after the First Closing or the Second Closing, as applicable, (a) Purchaser or any of its Affiliates receives any payment that is properly for the account of Seller or any of its Subsidiaries according to the terms of this Agreement (including any payment in respect of or under any Excluded Asset, Excluded Transferred Entity Asset or otherwise due to Seller or any of its Subsidiaries) or Seller or any of its Subsidiaries makes a payment on behalf of Purchaser or any of its designated Affiliate(s) (including any payment in respect of or under any Assumed HHI Liability, any Assumed TLM Liability or otherwise payable by the Business), Purchaser shall promptly deliver such amount to Seller, and (b) Seller or any of its Subsidiaries receives any payment that is properly for the account of Purchaser or any of its Affiliates according to the terms of this Agreement (including any payment in respect of or under any Transferred HHI Asset, any Transferred TLM Asset or otherwise due to the Business) or Purchaser or any of its Affiliates makes a payment on behalf of Seller (including any payment in respect of or under any Retained Liability or otherwise payable by Seller or any of its Subsidiaries), Seller shall promptly deliver such amount to Purchaser, in each case, pursuant to a mutually agreed weekly cash reconciliation process conducted by the parties.  All amounts due and payable under this Section 2.09 shall be due and payable by the applicable party in immediately available funds, by wire transfer to the account designated by the other party.

Section 2.10                      Transfer of Xiaolan, Charlotte PTO, TLM Philippines and Shenzhen Assets.

(a)           Xiaolan Commercial Equipment

(i)           Subject to receipt of all requisite approvals from applicable Governmental Authorities and the Zhongshan Xiaolan Industrial Company under the Chinese Joint Venture Agreement, from and after the date hereof until the First Closing Date, Seller shall, and shall cause its Subsidiaries to, and from and after the First Closing Date, Purchaser shall, and shall cause its Subsidiaries to, cause the Chinese Joint Venture, as soon as practicable, to sell, transfer, convey and assign to Seller or its designated Affiliate the commercial hardware manufacturing equipment listed on Schedule 2.10(a)(i) of the Seller Disclosure Schedule (the “Xiaolan Commercial Equipment”).  Such sale of the Xiaolan Commercial Equipment shall be for consideration equal to the net book value of such equipment as of the First Closing Date and otherwise at Seller’s expense; provided, however, that if the consideration payable for any particular asset under this Section 2.10(a)(i) would be equal to zero, the asset will be transferred for the minimum consideration permitted by applicable Law.

(ii)           Subject to completion of the First Closing and the sale of the Xiaolan Commercial Equipment pursuant to Section 2.10(a)(i), Seller shall, no later than the Xiaolan End Date, effect the removal of the Xiaolan Commercial Equipment from the Xiaolan Site.  Purchaser shall, to the extent practicable, give Seller at least thirty (30) days’ advance written notice of the occurrence of the Xiaolan End Date under clause (b) of the definition thereof and Seller shall, to the extent practicable, give Purchaser thirty (30) days’ advance written notice of the occurrence of the Xiaolan End Date under clause (c) of the definition thereof.

(iii)           From and after the First Closing, Seller shall reimburse, indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered by them as a result of (A) the removal by Seller or its Affiliate of the Xiaolan Commercial Equipment from the Xiaolan facility or the transfer of legal title of such equipment from the Chinese Joint Venture to Seller or its Affiliate (the “Xiaolan Commercial Equipment Transfer”), (B) any failure to obtain all requisite approvals from applicable Governmental Authorities, the Zhongshan Xiaolan Industrial Company under the Chinese Joint Venture Agreement or any other third party necessary for the implementation of the Xiaolan Commercial Equipment Transfer or the failure of the Xiaolan Commercial Equipment Transfer to comply with applicable Law, (C) the termination of the arrangements relating to the Xiaolan Commercial Equipment contemplated by the HHI Supply Agreement, including the severance costs of employees that are terminated as a result of the reduction in production at the Xiaolan Site in connection with the Xiaolan Commercial Equipment Transfer and any other out-of-pocket expenses associated with the Xiaolan Commercial Equipment Transfer, and (D) any transfer Taxes, VAT, withholding Taxes or any other Taxes incurred by Purchaser or any of its Affiliates as a result of the Xiaolan Commercial Equipment Transfer, other than Taxes (excluding any withholding Taxes) incurred by Purchaser or its Affiliates in respect of payments received in connection with the Xiaolan Commercial Equipment Transfer, except, in each case of (A) through (D) above, to the extent such Losses (1) were caused by the fraud, gross negligence or willful misconduct of Purchaser or any of its Affiliates, or (2) have been previously paid to a Purchaser Indemnified Person pursuant to Section 12.01(a)(ix) or otherwise constitute costs, expenses or other Liabilities arising out of or relating to the relocation of the Equipment and other non-real property assets and the operations of the HHI Business located at the Xiaolan Site.

(iv)           Purchaser shall have the right, upon providing at least thirty (30) days’ advance written notice to Seller or its applicable Affiliate, to terminate any or all of the intercompany agreements between the Chinese Joint Venture and Seller or any of its Affiliates set forth on Section 2.10(a)(iv) of the Seller Disclosure Schedule, effective as of the later of the Xiaolan End Dates (as applied to the Xiaolan Commercial Equipment and Xiaolan Plating Equipment, respectively), without any liability to Purchaser or its Affiliates.

(b)           Xiaolan Plating Equipment

(i)           Subject to receipt of all requisite approvals from applicable Governmental Authorities and the Zhongshan Xiaolan Industrial Company under the Chinese Joint Venture Agreement, from and after the date hereof until the First Closing Date, Seller shall, and shall cause its Subsidiaries to, and from and after the First Closing Date, Purchaser shall, and shall cause its Subsidiaries to, cause the Chinese Joint Venture, as soon as practicable, to sell, transfer, convey and assign to Seller or its designated Affiliate the plating equipment used by the CDIY listed on Schedule 2.10(b)(i) of the Seller Disclosure Schedule (the “Xiaolan Plating Equipment”).  Such sale of the Xiaolan Plating Equipment shall be for consideration equal to the net book value of such equipment as of the First Closing Date and otherwise at Seller’s expense; provided, however, that if the consideration payable for any particular asset under this Section 2.10(b)(i) would be equal to zero, the asset will be transferred for the minimum consideration permitted by applicable Law.  Subject to completion of the First Closing and the sale of the Xiaolan Plating Equipment pursuant to this Section 2.10(b)(i), Seller shall, no later than the Xiaolan End Date, effect the removal of the Xiaolan Plating Equipment from the Xiaolan Site.

(ii)           From and after the First Closing, Seller shall reimburse, indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered by them as a result of (A) the removal by Seller or its Affiliate of the Xiaolan Plating Equipment from the Xiaolan facility or the transfer of legal title of such equipment from the Chinese Joint Venture to Seller or its Affiliate (the “Xiaolan Plating Equipment Transfer”), (B) the failure to obtain all requisite approvals from applicable Governmental Authorities, the Zhongshan Xiaolan Industrial Company under the Chinese Joint Venture Agreement or any other third party necessary for the implementation of the Xiaolan Plating Equipment Transfer or the failure of the Xiaolan Plating Equipment Transfer to comply with applicable Law, (C) the termination of the arrangements relating to the Xiaolan Plating Equipment contemplated by the HHI Supply Agreement, including the severance costs of employees that are terminated as a result of the reduction in production at the Xiaolan Site in connection with the Xiaolan Plating Equipment Transfer and any other out-of-pocket expenses associated with the Xiaolan Plating Equipment Transfer, and (D) any transfer Taxes, VAT, withholding Taxes or any other Taxes incurred by Purchaser or any of its Affiliates as a result of the Xiaolan Plating Equipment Transfer, other than Taxes (excluding any withholding Taxes) incurred by Purchaser or its Affiliates in respect of payments received in connection with the Xiaolan Plating Equipment Transfer, except, in each case of (A) through (D) above, to the extent such Losses (1) were caused by the fraud, gross negligence or willful misconduct of Purchaser or any of its Affiliates, or (2) have been previously paid to a Purchaser Indemnified Party pursuant to Section 12.01(a)(ix) or otherwise constitute costs, expenses or other Liabilities arising out of or relating to the relocation of the Equipment and other non-real property assets and the operations of the HHI Business located at the Xiaolan Site.

(c)           Charlotte PTO Assets.  Following the First Closing, Seller shall effect the removal of the assets set forth on Section 2.10(c) of the Seller Disclosure Schedule (the “Charlotte PTO Commercial Equipment”) from the Charlotte PTO Facility on the earliest of: (i) the date that is the first anniversary of the First Closing Date, (ii) the date that is thirty (30) days after Seller or such designated Affiliate shall have acquired (A) all Permits necessary to own, house and operate such assets under applicable Law, and (B) an appropriate facility to house and operate such assets, and (iii) the date that is thirty days (30) days after Seller’s written request to effect such removal.  From and after the First Closing, Seller shall reimburse, indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered by them as a result of the removal by Seller or its Affiliate of the Charlotte PTO Commercial Equipment, except to the extent such Losses were caused by the fraud, gross negligence or willful misconduct of Purchaser or any of its Affiliates.

(d)           TLM Philippines Assets.  Following the Second Closing, Seller shall effect the removal of the assets set forth on Section 2.10(d) of the Seller Disclosure Schedule (the “TLM Philippines Commercial Equipment”) from the Tong Lung Site on the earliest of: (i) the date that is the third anniversary of the Second Closing Date, (ii) the date set forth in the TLM Separation Plan, and (iii) the date that is thirty (30) days after (A) Seller has obtained all requisite permits to transfer the TLM Philippines Commercial Equipment to Taiwan or another location designated by Seller (and Seller shall have delivered thirty (30) days’ advance written notice of the occurrence of such matters described in this clause (iii)(A) to Purchaser) and (B) if Seller intends to transfer the TLM Philippines Commercial Equipment to Taiwan, Purchaser has relocated Purchaser’s equipment set forth on Schedule 1.01(p) of the Seller Disclosure Schedule out of the Chia Yi facility in Taiwan to another location.  From and after the Second Closing, Seller shall reimburse, indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered by them as a result of the removal by Seller or its Affiliate of the TLM Philippines Commercial Equipment, except to the extent such Losses were caused by the fraud, gross negligence or willful misconduct of Purchaser or any of its Affiliates.

(e)           Shenzhen Assets.  Following the First Closing, Seller shall effect the removal of the assets set forth on Section 2.10(e) of the Seller Disclosure Schedule (the “Shenzhen Assets”) from the Shenzhen Site on the earliest of: (i) the date that is the six (6) month anniversary of the First Closing Date, (ii) the date that is thirty (30) days after Seller or such designated Affiliate shall have acquired (A) all Permits necessary to own, house and operate such assets under applicable Law, and (B) an appropriate facility to house and operate such assets (and Seller shall have delivered thirty (30) days’ advance written notice of the occurrence of such matters described in this clause (ii) to Purchaser), and (iii) the date that is thirty days (30) days after Seller’s written request to effect such transfer.  From and after the First Closing, Seller shall reimburse, indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered by them as a result of the use, operation or removal by Seller or its Affiliate of the Shenzhen Assets, except to the extent such Losses were caused by the fraud, gross negligence or willful misconduct of Purchaser or any of its Affiliates.

(f)           Seller’s Property.  Each of the assets described in Sections 2.10(a) through (e)(i), while in Purchaser’s custody or control, shall be held at Seller’s risk and will be kept insured at replacement cost by Purchaser at Seller’s expense, with Seller named as the loss payee.  Until all assets have been transferred back to Seller pursuant to this Section 2.10, Purchaser shall provide Seller with customary certificates of insurance evidencing the coverage contemplated by the preceding sentence at least annually and as otherwise reasonably requested by Seller.  The transfer of such assets pursuant to this Section 2.10 shall be at Seller’s risk (including with respect to any risk of loss or damage), on an “as is, where is” basis without any recourse against Purchaser or its Affiliates and Seller shall make all arrangements and be responsible for the shipment of such assets.  Prior to such assets being transferred pursuant to this Section 2.10, Purchaser shall use commercially reasonable efforts to maintain at Seller’s expense such assets in good condition in accordance with written maintenance instructions to be provided by Seller.

(g)           Permits and Licenses.  Purchaser and its Affiliates shall not be required to perform their obligations under this Section 2.10 or the HHI Supply Agreement to the extent that  Permits required for such performance either have not been obtained or are not in full force and effect at the time that Purchaser or its Affiliates would be required to perform such obligations; provided, that Purchaser shall, and shall cause its Controlled Affiliates to, use commercially reasonable efforts to maintain and keep in effect such Permits during the term of the HHI Supply Agreement.

Section 2.11                      Withholding.  Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law.  To the extent that such amounts are so withheld and paid over to the proper Governmental Authority by Purchaser, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to Seller and the Subsidiary Transferors (as applicable) in respect of which such deduction and withholding was made by Purchaser.

Section 2.12                      Net Xiaolan Cash.

(a)           As promptly as practicable (and, in any event, within 60 days after the First Closing), Seller shall prepare and deliver to Purchaser a statement setting forth Seller’s calculation of Closing Xiaolan Cash (the “Xiaolan Cash Statement”).  The parties agree to provide each other and their respective Representatives access to their respective books, records and personnel to the extent relating to the HHI Business throughout the periods during which the Xiaolan Cash Statement is being prepared or evaluated and any disputes that may arise under this Section 2.12 are being resolved.  If Purchaser disagrees with the determination of the Xiaolan Cash Statement, Purchaser shall notify Seller of such disagreement within 60 days after delivery of the Xiaolan Cash Statement by delivering a Disagreement Notice.  If Purchaser fails to deliver a Disagreement Notice by the end of such 60-day period, Purchaser shall be deemed to have accepted the Xiaolan Cash Statement delivered by Seller.  Matters included in the calculations in the Xiaolan Cash Statement to which Purchaser does not object in the Disagreement Notice shall be deemed accepted by Purchaser and shall not be subject to further dispute or review.  Purchaser and Seller shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

(b)           If Purchaser and Seller are unable to resolve any disagreement as contemplated by Section 2.12(a) within thirty (30) days after delivery by Purchaser of a Disagreement Notice, Purchaser and Seller shall jointly refer the matter to the Accounting Arbitrator.  The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Xiaolan Cash Statement as to which Purchaser has disagreed pursuant to a Disagreement Notice and Purchaser and Seller have not resolved their disagreement.  The scope of the disputes to be resolved by the Accounting Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions or procedures used to prepare the Xiaolan Cash Statement, and whether there were mathematical errors in the calculation of the Xiaolan Cash Statement, and the Accounting Arbitrator shall not make any other determination.  The Accounting Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review.  In resolving any such disagreement, the Accounting Arbitrator may not assign a value to such item greater than the greatest value for such item claimed by Seller in the Xiaolan Cash Statement or by Purchaser in the Disagreement Notice or less than the lowest value for such item claimed by Seller in the Xiaolan Cash Statement or by Purchaser in the Disagreement Notice.  Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to all parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  Such report shall be final and binding upon the parties, absent manifest error.  The fees, costs and expenses of the Accounting Arbitrator arising in connection with this Section 2.12 shall be borne by the parties in such proportion to reflect the relative amount of each party’s determination that has been modified pursuant to the Accounting Arbitrator’s report.  For example, if Purchaser claims in the Disagreement Notice that it is entitled to an adjustment of $100,000, but the Accounting Arbitrator determines that Purchaser has a valid claim for only $30,000, then Seller shall bear 30% of the fees, costs and expenses of the Accounting Arbitrator and Purchaser shall bear the other 70% of such fees, costs and expenses.

(c)           Within three (3) Business Days following the dissolution, liquidation or winding up of the Chinese Joint Venture, Purchaser shall pay, without set-off, to Seller the Net Xiaolan Cash, by wire transfer, in the local currency of the Closing Xiaolan Cash, of immediately available funds to an account designated by Seller.  Within three (3) Business Days following the sale by Purchaser of any or all of the Transferred Equity Interests held by Purchaser or its designated Affiliate in the Chinese Joint Venture to a third party who is not an Affiliate of Purchaser, Purchaser shall pay a portion of the proceeds received from such sale, in an aggregate amount from such sale or series of sales not to exceed the Net Xiaolan Cash (“Sale Proceeds”), without set-off, to Seller, by wire transfer, in the local currency of the Closing Xiaolan Cash, of immediately available funds to an account designated by Seller.

(d)           Following the First Closing and to the extent that (i) the Chinese Joint Venture has terminated, or (ii) relocation of the Equipment and other non-real property assets and the operations of the HHI Business located at the Xiaolan Site is requested by any Governmental Authority, or is required pursuant to any Governmental Order prior to December 31, 2015, Purchaser shall, and shall cause its Subsidiaries (including the Chinese Joint Venture) to, use commercially reasonable efforts to apply the Closing Xiaolan Cash toward any amounts that Seller would otherwise bear pursuant to Section 12.01(a)(viii) and (ix); provided, that such amounts were due and payable prior to Purchaser paying the Net Xiaolan Cash or Sale Proceeds to Seller pursuant to Section 2.12(c).

Section 2.13                      Foreign Acquisition Agreements.  Subject to the terms and conditions hereof, the parties shall, or shall cause their respective Subsidiaries to, enter into such agreements or instruments (the “Foreign Acquisition Agreements”) providing for the sale, transfer, conveyance, assignment or delivery of any Transferred HHI Assets or Transferred TLM Assets, and/or the assumption of any Assumed HHI Liabilities or Assumed TLM Liabilities, located outside the United States of America as the parties jointly determine would be required or advisable pursuant to requirements of applicable local Law to be documented separately from this Agreement, which Foreign Acquisition Agreements shall be negotiated in good faith between the parties, but in all events shall be consistent with the terms of this Agreement and have appropriate provisions to pay the applicable portion of the HHI Purchase Price or TLM Purchase Price, as applicable, in local currency if necessary (which will reduce the corresponding obligation to make payment under this Agreement) in such amounts and such countries as jointly determined by the parties.  Any amounts payable in local currency shall be determined by reference to the applicable spot rate published by Reuters on the date that is three (3) Business Days prior to the applicable Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE PURCHASED COMPANIES EQUITY INTERESTS

Except as set forth in the Seller Disclosure Schedule delivered by Seller to Purchaser simultaneously with the execution hereof, Seller represents and warrants to Purchaser that all of the statements contained in this Article III are true and correct.  Notwithstanding anything herein to the contrary, Seller makes no representations and warranties in this Article III relating to Excluded Assets, Excluded Transferred Entity Assets or Retained Liabilities.  For purposes of the representations and warranties of Seller contained herein, disclosure in one section of the Seller Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to any other representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such other representations or warranties, if it is reasonably apparent on the face (without needing to examine any underlying documentation or fact) of the Seller Disclosure Schedule that such disclosure is applicable.  The inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Section 3.01                      Organization, Standing and Power.

(a)           Each of Seller, the Subsidiary Transferors and those of Seller’s Controlled Affiliates that are or will be parties to the Ancillary Agreements (i) is an entity duly organized, validly existing and in good standing (except in any jurisdiction that does not recognize such a concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease or otherwise hold or operate its assets and properties and to conduct its business as currently conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its assets and properties and the conduct of its business as currently conducted makes such qualification or licensing necessary, except, in the case of clause (iii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Seller has made available to Purchaser complete and correct copies of the organizational documents of each of Seller and each Subsidiary Transferor, each as amended, supplemented or otherwise modified through (and including) the date of this Agreement.

Section 3.02                      Authority; Execution and Delivery; Enforceability.  Seller has all requisite corporate power and authority and full legal capacity to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to fully perform its obligations hereunder or thereunder and to consummate the First Acquisition, the Second Acquisition and the other transactions contemplated hereby and thereby (except, in each case, as it relates to the Second Acquisition, which corporate power and authority and full legal capacity will be obtained when a majority of the board of directors of TLM Taiwan has been elected or appointed by Seller or its Subsidiaries).  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Seller and the Subsidiary Transferors of the First Acquisition, the Second Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Seller and the Subsidiary Transferors, and no other action on the part of Seller or the Subsidiary Transferors is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the First Acquisition, the Second Acquisition or the other transactions contemplated hereby or thereby (except, in each case, as it relates to the Second Acquisition, for such actions as are necessary on the part of TLM Taiwan and Lucky Samoa, which will be taken promptly following Seller or its Subsidiaries having obtained the right to appoint or elect a majority of the board of directors of TLM Taiwan).  Seller has duly executed and delivered this Agreement and, prior to the First Closing or Second Closing, as applicable, will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by Purchaser, this Agreement constitutes Seller’s, and each Ancillary Agreement to which Seller is, or is specified to be, a party will, after execution and delivery by Seller, constitute Seller’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

Section 3.03                      No Conflicts; Consents and Approvals.  Subject to receipt of the consents, approvals and waivers, and the making of the filings and notifications, in each case listed in Section 3.03 of the Seller Disclosure Schedule and subject to the requirements of the HSR Act and applicable non-U.S. Laws and Governmental Authorities with respect to foreign investment and competition, subject to the filing by Seller of reports under the Exchange Act and as contemplated by the rules of the New York Stock Exchange, and subject, in the case of matters relating to the Second Acquisition, the receipt or making of (as applicable) the consents, approvals, waivers, filings and notifications required in connection with the completion of the TLM Acquisition set forth on Section 3.03 of the Seller Disclosure Schedule, none of (i) the execution and delivery by Seller of this Agreement and each Ancillary Agreement to which it is or will be a party, (ii) the consummation by Seller, each such Subsidiary Transferor, TLM Taiwan or Lucky Samoa of the transactions contemplated hereby or thereby or (iii) the compliance by Seller with any of the provisions hereof or thereof, as the case may be, will:

(a)           conflict with, violate or result in the breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Seller or any of its Subsidiaries;

(b)           require Seller or any of its Subsidiaries to make any material registration, declaration or filing with, or obtain any material license, waiver, permit, authorization, clearance, consent or approval (each, a “Consent”) from any Governmental Authority;

(c)           conflict with, violate, or result in the breach by Seller or any of its Subsidiaries of any applicable Law;

(d)           conflict with, violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require Seller or any of its Subsidiaries to obtain any consent, approval or action of, make any filing with or give any notice to any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under, any Contract to which Seller or any of its Subsidiaries is a party or by which any of the assets or properties of Seller or any of its Subsidiaries is bound;

(e)           result in the creation of any Lien (other than any Permitted Lien or any Lien created by or through Purchaser) upon any of the Transferred Assets, any of the assets of the Transferred Entities or any of the Purchased Companies Equity Interests; or

(f)           result in the loss or impairment of or payment of any additional amounts with respect to, require the consent of any other Person in respect of, Purchaser’s or the Transferred Entities’ right to own, use, or hold for use any of the Acquired Intellectual Property;

except, in the case of each of (c), (d) and (e), where such conflict, violation, breach, termination, default, requirement, acceleration, increase in obligations, adverse modification or creation of Lien, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.04                      Equity Interests in the Transferred Entities; Equity Interests in Other Persons.

(a)           Exhibit A sets forth (i) the name and the jurisdiction of organization of each HHI Company, each HHI Company Subsidiary and TLM Philippines and (ii) for each of the HHI Companies, HHI Company Subsidiaries and TLM Philippines, the percentage of all outstanding equity interests in such HHI Company, HHI Company Subsidiary or TLM Philippines, as applicable, held by Seller, the applicable Subsidiary Transferor or HHI Company, as the case may be.  Except for the Transferred Equity Interests, there are no equity interests in a Transferred Entity issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Transferred Entity.  One or more of the Transferred Entities is the legal, record and beneficial owner of all the HHI Company Subsidiaries’ Equity Interests and Lucky Samoa is the legal, record and beneficial owner of 99% of the TLM Philippines Equity Interests, in each case, free and clear of all Liens.  The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable.  There are not any bonds, debentures, notes or other indebtedness of any Transferred Entity having the right to vote (or that are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Transferred Entity Voting Debt”).  There are no options, calls, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (A) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (B) obligating any Transferred Entity to issue, grant, extend or enter into any such option, call, warrant, security, right, unit, commitment, contract, arrangement or undertaking or (C) that give any Person the right to receive any economic or governance benefit or right similar to or derived from the economic or governance benefits and rights accruing to holders of the Transferred Equity Interests.  All Transferred Equity Interests have been issued in compliance with all applicable Laws and not in violation of any applicable preemptive rights.

(b)           Except for equity interests in another Transferred Entity, as of the date of this Agreement, no Transferred Entity owns, directly or indirectly, any equity interests in any other Person.

(c)           Seller and/or one or more of its wholly owned Subsidiaries is the direct or indirect legal, record and beneficial owner of the HHI Companies Equity Interests and the HHI Company Subsidiaries’ Equity Interests.  Assuming Purchaser or its applicable designee, as the case may be, has the requisite power and authority to be the lawful owner of the HHI Companies Equity Interests and the HHI Company Subsidiaries’ Equity Interests, upon (i) delivery to Purchaser or its designees at the First Closing of certificates representing the HHI Companies Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer and (ii) Seller’s receipt of the Estimated HHI Purchase Price, direct or indirect legal, record and beneficial ownership of the HHI Companies Equity Interests and the HHI Company Subsidiaries’ Equity Interests will pass to Purchaser or its designees, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates.

(d)           Following the consummation of the TLM Acquisition, Seller and/or one or more of its wholly owned Subsidiaries will be the direct or indirect legal, record and beneficial owner of the TLM Philippines Equity Interests.  Assuming Purchaser or its applicable designee, as the case may be, has the requisite power and authority to be the lawful owner of the TLM Philippines Equity Interests, upon (i) delivery to Purchaser or its designees at the Second Closing of certificates representing the TLM Taiwan Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer and (ii) Seller’s receipt of the Estimated TLM Purchase Price, direct or indirect legal, record and beneficial ownership of the TLM Philippines Equity Interests will pass to Purchaser or its designees, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates.

(e)           As of the date hereof and as of the First Closing Date, in the event of a dissolution, liquidation or winding up of the Chinese Joint Venture, each holder of equity interests in the Chinese Joint Venture (including, after the First Closing, Purchaser or its designated Affiliate, in its capacity as the direct or indirect holder of Transferred Equity Interests in the Chinese JV) shall be entitled to receive in exchange for the cancellation of its equity interests a pro rata distribution of the proceeds of such dissolution, liquidation or winding up of the Chinese Joint Venture, based on the number of equity interests of the Chinese Joint Venture held by such holder expressed as a percentage of the outstanding equity interests of the Chinese Joint Venture at the time of such dissolution, liquidation or winding up.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE TRANSFERRED
ENTITIES AND THE TRANSFERRED ASSETS

Except as set forth in the Seller Disclosure Schedule delivered by Seller to Purchaser simultaneously with the execution hereof, Seller represents and warrants to Purchaser that all of the statements contained in this Article IV are true and correct.  Except as set forth in Sections 4.02(c) and (d), Section 4.07(a) and (c), Section 4.08(a), Section 4.09, Section 4.10, and 4.12(b) (to the extent pertaining to the Shared Contracts), Section 4.14(a) and Section 4.16, Seller makes no representations and warranties in this Article IV to the extent relating to Excluded Assets, Excluded Transferred Entity Assets or Retained Liabilities.  For purposes of the representations and warranties of Seller contained herein, disclosure in one section of the Seller Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to any other representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such other representations or warranties, if it is reasonably apparent on the face (without needing to examine any underlying documentation or fact) of the Seller Disclosure Schedule that such disclosure is applicable.  The inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Section 4.01                      Organization and Good Standing.

(a)           Each of the Transferred Entities (i) is an entity duly organized, validly existing and in good standing (except in any jurisdiction that does not recognize such a concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease or otherwise hold or operate its assets and properties and to conduct its business as currently conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its assets and properties and the conduct of its business as currently conducted makes such qualification or licensing necessary, except, in the case of clause (iii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Seller has made available to Purchaser complete and correct copies of the organizational documents of each Transferred Entity, each as amended, supplemented or otherwise modified through (and including) the date of this Agreement.

Section 4.02                      Financial Statements.

(a)           Section 4.02(a) of the Seller Disclosure Schedule sets forth complete and correct copies of (i) the audited, combined balance sheets of the HHI Business as of December 31, 2011 and January 1, 2011, together with audited, combined statements of operations, changes in business equity and cash flows, for each of the two fiscal years in the period ended December 31, 2011 (the “Audited Financial Statements”), and (ii) the unaudited, combined balance sheet of the HHI Business as of June 30, 2012, together with unaudited, combined statements of operations and cash flows, for the six months ended June 30, 2012 and July 2, 2011 (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared (A) in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except in each case as described in the notes thereto) and on that basis fairly present, in all material respects, the financial position, results of operations and cash flows of the HHI Business as of the dates and for the periods indicated, subject in the case of the Unaudited Financial Statements, to normal year-end adjustments, and (B) in all material respects in accordance with the  books of account and records of the HHI Business.  The financial statements provided pursuant to Section 6.21 will be prepared in good faith and in all material respects in accordance with the books of account and records of the HHI Business.

(b)           The accounting controls of the HHI Business and the TLM Business, when taken together with the Overhead and Shared Services, have been and are sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with U.S. GAAP (or, with respect to the TLM Business, such other applicable accounting standard) and to maintain proper accountability for items.  Neither Seller nor any of its Subsidiaries nor any Representative of Seller or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding deficiencies in the account or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(c)           Section 4.02(c) of the Seller Disclosure Schedule sets forth, as of September 1, 2012, (i) the total amount of Indebtedness of the HHI Business and (ii) the breakdown of such amount between the different categories of Indebtedness set forth in the definition thereof, and the applicable lender, counter-party or other party or parties thereto.

(d)           Section 4.02(d) of the Seller Disclosure Schedule sets forth, as of September 1, 2012, (i) the total amount of Indebtedness of the TLM Business and (ii) the breakdown of such amount between the different categories of Indebtedness set forth in the definition thereof, and the applicable lender, counter-party or other party or parties thereto.

(e)           The total amount of the Commingled A/R as of June 30, 2012 was not greater than $325,000.  The Financial Statements do not, and the financial statements provided pursuant to Section 6.15 and Section 6.21 will not, contain any amounts of Commingled A/R in respect of any “accounts receivable” or other similar line items.

Section 4.03                      No Undisclosed Liabilities; Absence of Certain Changes or Events.

(a)           There are no Liabilities related to the Business that would be Assumed Liabilities and no Transferred Entity has any Liability that would be required by U.S. GAAP to be reflected or reserved against on a balance sheet prepared in accordance with U.S. GAAP, except for (i) Liabilities included or reserved against in the Financial Statements or disclosed in the notes thereto, (ii) Liabilities incurred in the ordinary course of business after June 30, 2012 consistent with past practice, (iii) future performance Liabilities (but excluding Liabilities arising from any breach or default that has occurred at any time at or prior to the applicable Closing) under Contracts that either are (A) disclosed in the Seller Disclosure Schedule or (B) not required to be disclosed in the Seller Disclosure Schedule because their size, term or subject matter are not covered by any representations or warranties in Article III or Article IV, or (iv) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Business.

(b)           Since December 31, 2011, there has not been any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Business.

(c)           Since December 31, 2011, Seller and its Subsidiaries have conducted the HHI Business only in the ordinary course, consistent with past practice and have not taken or suffered to exist any action that, if taken between the date hereof and the First Closing, would constitute a breach of Section 6.01 (other than clause (b)(i) or (b)(iv) of Section 6.01).

(d)           Since August 23, 2012, Seller and its Subsidiaries have conducted the TLM Business only in the ordinary course, consistent with past practice and have not taken or suffered to exist any action that, if taken between the date hereof and the Second Closing, would constitute a breach of Section 6.01 (other than clause (b)(i) or (b)(iv) of Section 6.01).

(e)           Since December 31, 2011, Seller and its Subsidiaries have not transferred to any business or function of Seller or any of its Subsidiaries (other than the Business), any individual who would, as of the date hereof, be a Closing Date Employee or Transferred Employee.

Section 4.04                      Absence of Litigation.  There are no Actions pending or, to Seller’s Knowledge, threatened, and, to Seller’s Knowledge, there are no investigations or examinations pending or threatened, against the Business or any of its assets or properties or any present or former officer or director of any Transferred Entity (in such person’s capacity as such), other than (a) Actions commenced or threatened after the date hereof relating to the Transaction Documents or the transactions contemplated thereby, and (b) Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  As of the date hereof, there are no Actions pending or, to the Knowledge of Seller, threatened, seeking to prevent, hinder, modify or delay the transactions contemplated hereby.  Neither the Business nor any of its properties or assets is subject to any outstanding Governmental Order.

Section 4.05                      Compliance with Laws.

(a)           The Business is in compliance with all applicable Laws and Governmental Orders, except for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Since September 30, 2007, neither Seller nor any of its Subsidiaries, nor, to the Knowledge of Seller, any of their respective Representatives has received (i) any material written notice or other written communication from a Governmental Entity that alleges that the Business is not in compliance with any Law applicable to the Business or the operations, properties or assets of the Business, or (ii) any written notice or other written communication, or, to the Knowledge of Seller, any oral complaint, allegation, assertion or claim on a hotline or whistleblower or similar telephone line or service regarding material deficiencies in the compliance practices, procedures, methodologies or methods of the Business or its employees or internal compliance controls, including any complaint, allegation, assertion or claim that the Business or its employees has engaged in illegal practices, which, in the case of this clause (ii), has required remedial action to resolve.

(b)           Since September 30, 2007, the Business and all entities that it owns or controls, its owners, directors, officers, Employees and agents of the Business, have not, in violation of any Applicable Anti-bribery Law, offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another Person, to  (i) any Governmental Official in order to (A) influence any act or decision of any Governmental Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or Government Instrumentality, or (C) otherwise secure any improper advantage; (ii) any foreign political party or official thereof or any candidate for foreign political office in order to, in violation of any Applicable Anti-bribery Law (A) influence any act or decision of such party, official or candidate in its or his official capacity, (B) induce such party, official or candidate to use his or its influence with a Governmental Authority or Government Instrumentality, or (C) otherwise secure any improper advantage; or (iii) any other Person in any manner that would violate any Applicable Anti-bribery Law.  Since September 30, 2007, Seller has not, with respect to the Business, conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Authority or Government Instrumentality, or received any notice, citation, report or allegation, including, to Seller’s Knowledge, any oral complaint, allegation, assertion or claim on a hotline or whistleblower or similar telephone line or service, related to alleged violations of Applicable Anti-bribery Law.  Insofar as it relates to the Business, no Governmental Official, no foreign political party official, no candidate for office, and no close relative or family member of the foregoing, (i) holds an ownership or other economic interest, direct or indirect, in any of Seller’s Subsidiaries or (ii) serves as an officer, director, or employee of Seller or any of its Subsidiaries.

Section 4.06                      Governmental Licenses and Permits.  Section 4.06 of the Seller Disclosure Schedule contains a list, as of the date hereof, of all material Permits used in and held for use in the Business other than Environmental Permits, which are addressed in Section 4.11(a).  Seller and its Subsidiaries, in the aggregate, hold all Permits that are necessary to own, lease or operate the assets or properties of the Business and for the operation of the Business as currently operated, except where the failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  All such Permits held by Seller and its Subsidiaries are in full force and effect and, to the Knowledge of Seller, there has occurred no material violation of, default under or event, or written notice of any material violation, default under or event, giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby or by the Ancillary Agreements.

Section 4.07                      Assets Other Than Real Property Interests.

(a)           The Transferred Assets and the assets, properties and rights of the Transferred Entities (other than the Excluded Transferred Entity Assets), together with the rights of Purchaser under this Agreement and the Ancillary Agreements, constitute all assets, properties and rights (other than Intellectual Property, which is addressed in Section 4.14) necessary to operate the Business, in all material respects, in the manner and to the extent currently conducted or currently contemplated to be conducted by Seller and its Subsidiaries and will permit Purchaser to conduct the Business, in all material respects (other than those activities of the Business which require Intellectual Property), in the manner and to the extent currently conducted by Seller and its Subsidiaries upon giving effect to the applicable Closing and will permit Purchaser upon giving effect to the applicable Closing to comply in all material respects with Laws applicable to the Business, except, in each case, for any Overhead and Shared Services that are not being provided pursuant to the HHI Transition Services Agreement and the TLM Transition Services Agreement and the Seller Policies (other than with respect to insurance proceeds that Purchaser is entitled to receive under Section 6.06).

(b)           The Transferred Entities hold good and valid title to or have valid leases, licenses or rights to use, in all material respects, all of their assets, properties and rights (other than Intellectual Property, which is addressed in Section 4.14) free and clear of any and all Liens, except for Permitted Liens.  Seller or a Subsidiary Transferor holds good and valid title to or has valid leases, licenses or rights to use, in all material respects, all assets, properties and rights of the Business (including, for the avoidance of doubt, the Transferred Equity Interests) (other than those referenced in the preceding sentence and Intellectual Property, which is addressed in Section 4.14) free and clear of all Liens, except for Permitted Liens.  All Equipment and other items of tangible personal property of the Business are in good operating condition and repair in all material respects.

(c)           None of the Excluded Transferred Entity Assets held by any Transferred Entity that are to be transferred to Seller or its Subsidiaries pursuant to the Pre-Closing Restructuring and none of the Excluded Assets are used or held for use in any material respect in connection with the operation or conduct of the Business in the manner and to the extent currently conducted or currently contemplated to be conducted by Seller and its Subsidiaries.

Section 4.08                      Real Property.

(a)           Section 4.08(a) of the Seller Disclosure Schedule contains a list, as of the date hereof, of all leases, subleases and ground leases primarily used or held for use in the conduct of the Business (including all modifications, extensions or amendments thereto) under which Seller or one of its Subsidiaries is tenant (as so modified, extended or amended, the “Real Property Leases”; and the real property leased thereunder, the “Leased Real Property”).  Subject to the circumstances described in the proviso to the following sentence, each of the Real Property Leases is in full force and effect and is enforceable in accordance with its terms against Seller or its Subsidiaries and, to the Knowledge of Seller, each other party thereto, except as where the failure of such Real Property Lease to be in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither Seller or any of its Subsidiaries nor, to the Knowledge of Seller, any other party to any Real Property Lease is in breach or default under any Real Property Lease, and no event or condition has occurred that constitutes or would constitute (with or without notice or lapse of time or both), a breach or default on the part of Seller or any of its Subsidiaries, or to Seller’s Knowledge, any other party to such Real Property Lease, nor has Seller or any of its Subsidiaries received any notice of any such breach, default, event or condition, except, in each case, for any such breach, default, event or condition that, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, that, for purposes of this sentence, it shall not be a default with respect to any such Real Property Lease if such Real Property Lease is not in effect on the applicable Closing Date because (x) its term has ended pursuant to the terms thereof or (y) the other party under such Real Property Lease has terminated such Real Property Lease for any reason other than a default by Seller or any of its Subsidiaries thereunder.

(b)           Section 4.08(b) of the Seller Disclosure Schedule contains a list of all real property that is both (i) owned by Seller and its Subsidiaries and (ii) primarily used or held for use in the conduct of the Business (Seller’s fee simple interest therein together with all buildings, improvements and structures thereon, the “Owned Real Property” and together with the Leased Real Property, the “Real Property”).  Seller or one of its Subsidiaries owns the Owned Real Property in fee simple subject to no Liens except Permitted Liens.

(c)           All improvements owned, leased, licensed or otherwise occupied by Seller or any of its Subsidiaries located on Real Property are in a state of good working order and repair in all material respects and are adequate and suitable for the purposes which they are currently or intended to be used.

(d)           Except for Permitted Liens, there are no actual, pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting any Real Property or any part thereof, and neither Seller or any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.  Except as set forth on Section 4.08(d) of the Seller Disclosure Schedule and except for Permitted Liens, there are no agreements granting any Person other than Seller or any of its Subsidiaries the right to use or occupy any portion of the Real Property.

(e)           Except for Permitted Liens, there is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Owned Real Property or, to Seller’s Knowledge, the Leased Real Property that prohibits or materially interferes with Seller’s or any of its Subsidiaries’ current use of the Real Property.

(f)           Neither Seller nor any of its Subsidiaries is party to or bound by any Contract or option to purchase or sell any real property or interest therein.

(g)           Section 4.08(g) of the Seller Disclosure Schedule contains a list, as of the date hereof, of all real property used or held for use in the Business and either owned or leased by Seller and its Subsidiaries, other than the Real Property.

Section 4.09                      Seller’s Employee Benefit Plans.  For the avoidance of doubt, the representations contained in this Section 4.09 shall not apply to the Listed Employee Benefit Plans until sixty (60) days after the date hereof, at which time Seller will update the Seller Disclosure Schedule with respect to the Listed Employee Benefit Plans pursuant to Section 7.06 and shall not apply to the Deferred Transfer Employee Benefit Plans until Seller has updated the Seller Disclosure Schedule with respect to the Deferred Transfer Employee Benefit Plans pursuant to Section 7.07.  Each HHI Benefit Plan, TLM Benefit Plan or portion thereof (i) sponsored or maintained by a Transferred Entity, (ii) that Purchaser or any of its Affiliates has agreed to assume pursuant to this Agreement or (iii) that Purchaser or any of its Affiliates is required to assume under applicable Law in connection with this Agreement is referred to herein as an “Assumed Benefit Plan.”  Section 4.09 of the Seller Disclosure Schedule contains (1) a list, as of the date of this Agreement, of each Assumed Benefit Plan (2) a list, as of the date of this Agreement, of each HHI Benefit Plan, TLM Benefit Plan, Listed Employee Benefit Plan, and Deferred Transfer Employee Benefit Plan, other than any “multiemployer plans” (within the meaning of Section 4001(a)(3) of ERISA), and (3) a copy of each standard form of employment agreement outside the United States that applies to any Employees.  Seller has made available to Purchaser complete and correct copies, as of the date of this Agreement, of (A) each (x) Assumed Benefit Plan and (y) material HHI Benefit Plan, material TLM Benefit Plan, material Listed Employee Benefit Plan, and material Deferred Transfer Employee Benefit Plan, other than, in the case of this clause (y), any “multiemployer plans” (within the meaning of Section 4001(a)(3) of ERISA) (or, with respect to any unwritten plan, a summary of the material terms thereof), (B) any related trust agreement or other funding instrument with respect to any Assumed Benefit Plan, (C) the most recent summary plan description for each Assumed Benefit Plan, material HHI Benefit Plan, material TLM Benefit Plan, material Listed Employee Benefit Plan, and material Deferred Transfer Employee Benefit Plan, for which a summary plan description is required by applicable Law and (D) for the most recent plan year for which such information is available, with respect to each Assumed Plan, all audited financial statements, actuarial valuation reports, and correspondence (including annual filings) with any Governmental Authority.  Except as disclosed in Section 4.09 of the Seller Disclosure Schedule:

(a)           Each Assumed Benefit Plan has been operated in compliance with all applicable Laws and each Assumed Benefit Plan has been administered in all material respects in accordance with its terms, except where the failure to operate in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b)           There is no Action pending (other than routine qualification or registration determination filings), or to Seller’s Knowledge, threatened, with respect to any Assumed Benefit Plan before any Governmental Authority and, to Seller’s Knowledge, no investigation is pending or has been threatened, except for such Actions or investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c)           Other than claims by Former Employees or  Employees or beneficiaries for benefits received in the ordinary course under an Assumed Benefit Plan, neither Seller nor any of its Subsidiaries has received written notice of any pending or threatened claim under an Assumed Benefit Plan made by any Former Employee or  Employee or beneficiary who is eligible to participate therein, except where such pending or threatened claim, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d)           No Assumed Benefit Plan or Listed Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.

(e)           If Purchaser complies with its obligations to make offers of employment to the Employees who are required to receive offers of employment pursuant to Section 7.01(a) (for purposes of this Section 4.09(e), the “Offered Employees”) in accordance with Section 7.01, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby shall (i) cause any material payment (including severance, change in control or otherwise) to become due to any Offered Employee under any HHI Benefit Plan, TLM Benefit Plan, Listed Employee Benefit Plan or Deferred Transfer Employee Benefit Plan, (ii) materially increase any benefits otherwise payable under any HHI Benefit Plan, TLM Benefit Plan, Listed Employee Benefit Plan, or Deferred Transfer Employee Benefit Plan, or (iii) result in the acceleration of time of payment or vesting of any such benefits under any HHI Benefit Plan, TLM Benefit Plan, Listed Employee Benefit Plan or Deferred Transfer Employee Benefit Plan, except, in the case of the foregoing clauses (i), (ii), and (iii), for any payments or benefits for which Seller or any of its Subsidiaries (other than any Transferred Entities) shall be solely liable, provided that nothing herein shall be intended to address the consequences of any actions taken by Purchaser or its Affiliates in respect of Transferred Employees under any Assumed Benefit Plan following the Closing Date.

(f)           No Assumed Benefit Plan provides for post-employment health, medical, or life insurance benefits for any Former Employees, Employees, or beneficiaries, except as may be required under applicable Laws and at the expense of the Former Employee, Employee, or beneficiary.

(g)           None of the Transferred Entities nor any of their Subsidiaries has at any time sponsored or contributed to, or had any liability or obligation in respect of, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(h)           With respect to each Assumed Benefit Plan maintained outside the jurisdiction of the United States, (i) all employer and employee contributions required by Law or by the terms of such plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and (ii) each such plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

(i)           Except as set forth in Article VII, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby shall cause Purchaser or any of its Affiliates to incur or become subject to, either directly or indirectly or secondarily, or on a contingent basis, any Liabilities under any HHI Benefit Plan, TLM Benefit Plan, Listed Employee Benefit Plan or Deferred Transfer Employee Benefit Plan (including, for the avoidance of doubt, any withdrawal liability under ERISA with respect to any “multiemployer plans” (within the meaning of Section 4001(a)(3) of ERISA)), other than the Assumed Benefit Plans.

(j)           Section 4.09(j) of the Seller Disclosure Schedule sets forth a good faith estimate of the aggregate amount of required severance and other termination payments and benefits owing to the Employees employed by the Chinese Joint Venture, whether under any Benefit Plan or applicable Law, assuming a termination of employment as of June/July 2012.

Section 4.10                      Employee Matters.  For the avoidance of doubt, the representations contained in this Section 4.10 shall not apply to any Listed Employees until sixty (60) days after the date hereof, at which time Seller will update the Seller Disclosure Schedule with respect to the employee matters of the Listed Employees pursuant to Section 7.06, and shall not apply to any Deferred Transfer Employees until Seller has updated the Seller Disclosure Schedule with respect to the employee matters of the Deferred Transfer Employees pursuant to Section 7.07.

(a)           Except as set forth on Section 4.10(a) of the Seller Disclosure Schedule, (i) no Employee is represented by a labor union, labor organization or works council (or representatives thereof) (collectively, a “Labor Organization”), no Labor Organization has been certified or recognized as a representative of any Employee, and neither Seller nor any of its Subsidiaries is a party to or has any obligation under any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any Labor Organization pertaining to or which determines the terms or conditions of employment of any Employee or Former Employee (collectively, “Labor Contracts”); (ii) there are no pending or, to Seller’s Knowledge, threatened, and neither Seller nor any of its Subsidiaries has experienced, representation campaigns, elections or proceedings concerning union representation involving any Employees; (iii) neither Seller nor any of its Subsidiaries has experienced, and to Seller’s Knowledge, there are no (A) activities or efforts of any Labor Organization to organize any Employees, or (B) demands for recognition or collective bargaining, strikes, slowdowns, work stoppages or lock-outs of any kind, or threats thereof, by or with respect to any Employee or any representatives thereof with respect to the Business; (iv) neither Seller nor any of its Subsidiaries has engaged in, admitted committing or been held in any administrative or judicial proceeding to have committed, any unfair labor practice under the National Labor Relations Act, as amended, in respect of any Employee or the Business; and (v) there are no controversies, claims, demands, grievances or arbitrations pending or, to Seller’s Knowledge, threatened with respect to the Business, between Seller or any of its Subsidiaries, on the one hand, and any of the Employees or any representative thereof, on the other hand, except such controversies, claims, demands, grievances or arbitrations, that individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Seller has made available to Purchaser complete and correct copies of each Labor Agreement listed in Section 4.10(a) of the Seller Disclosure Schedule.  No Labor Agreement or applicable Law requires Purchaser or any of its Affiliates to consult with any Labor Organization or take any action with respect to any Labor Agreement in connection with the execution of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

(b)           With respect to Employees, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller and each of its Subsidiaries has complied in all material respects with each, and is not in violation in any material respect of any, Law applicable to the employment of the Employees, including Laws relating to anti-discrimination, equal employment opportunities and health and safety regulations and (ii) there are no material violations of any other Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any Employee.  Each Employee who is required to maintain a work permit, visa, employment pass, or other regulatory approval for his employment with Seller or its Affiliates in the jurisdiction in which he is employed has provided to Seller a copy of such work permit, visa, employment pass or to Seller’s Knowledge, received such other regulatory approval.  Section 4.10(b) of the Seller Disclosure Schedule sets forth a correct and complete list of each such Employee, the jurisdiction in which he or she is employed, and the necessary requirements for his or her employment in such jurisdiction.

(c)           Neither Seller nor any of its Subsidiaries has, during the 90-day period preceding the date hereof, effectuated a “plant closing” or a “mass lay-off” (as such terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)), in either case affecting any site of employment or facility of Seller or any of its Subsidiaries relating to the Business, except in accordance with the WARN Act.  Section 4.10(c) of the Seller Disclosure Schedule sets forth, as of the applicable Closing Date, a list of each U.S. Former Employee who has been terminated involuntarily within the ninety (90) day period prior to the applicable Closing Date, together with such U.S. Former Employee’s work location.  With respect to any non-U.S. Former Employees, the parties shall cooperate in good faith to determine whether any notification may be required under Laws similar to the WARN Act as a result of the transactions contemplated by this Agreement and to comply with any such statute with respect to any “plant closing” or “mass layoff” or similar event affecting the Transferred Employees.

(d)           To the extent permitted by applicable Law, Section 4.10(d) of the Seller Disclosure Schedule sets forth a correct and complete list of the name, date of hire, title, salary or hourly rate of pay, projected bonuses and other incentive compensation (including equity) for the current fiscal year, bonus and other incentive compensation (including equity) actually paid or payable for the two (2) most recent fiscal years, work location, title of direct supervisor, and leave status of each Employee.  No employees or consultants of Seller and its Subsidiaries other than the Employees are necessary to independently conduct and operate the Business in the manner and to the extent currently conducted by Seller and its Subsidiaries.

Section 4.11                      Environmental Matters.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)           In connection with the Business, Seller and its Subsidiaries have obtained, and have made all appropriate filings for issuance or renewal of, all Permits that are required to be obtained by the Business under applicable Environmental Laws (“Environmental Permits”) in connection with the ownership or occupancy of the Real Property or the operation of the Business.  All such Environmental Permits are Transferable Permits.

(ii)           The Business (and Seller and each of its Subsidiaries) is and since September 30, 2007 has been in compliance with:  (A) all terms and conditions of all Environmental Permits; (B) all Environmental Laws applicable to the Business; and (C) all Governmental Orders and settlement agreements applicable to the Business and issued, entered, promulgated or approved under all applicable Environmental Laws.

(iii)           With respect to the Business, there is no Action or, to Seller’s Knowledge, investigation pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries relating to the presence of any Hazardous Material at any location or under any Environmental Laws.

(iv)           There has been no Release in, on or from any Real Property or at any location for which the Business or Seller or any of its Subsidiaries may be liable, and all underground and above-ground storage tanks located on any Real Property have been used and maintained by Seller and its Subsidiaries in compliance with all applicable Environmental Laws.

(b)           No Real Property or any location where waste generated in connection with the Business was disposed is listed or is proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or on any similar state or foreign list of sites requiring investigation or cleanup; and, with respect to the Business, no Lien has been filed against either the personal or real property of Seller or any of its Subsidiaries under any Environmental Law.

(c)           Seller has made available to Purchaser all material environmental assessments, audits, reports, correspondence or other documents in its possession or control and relating to the Business.

Section 4.12                      Contracts.

(a)           Section 4.12(a)(i) of the Seller Disclosure Schedule lists (or, as applicable, contains a cross-reference to another Section of the Seller Disclosure Schedule that lists) every Contract of the following types to which Seller or any of its Subsidiaries (with respect to the Business) or any Transferred Entity is, as of the date hereof, a party, or has rights or obligations under, in the following list (the contracts listed on Section 4.12(a)(i) of the Seller Disclosure Schedule together with contracts of the type discussed in subclauses (i)-(xix) or

Section 4.12(b) entered into after the date hereof and prior to the applicable Closing Date are collectively referred to herein as the “Material Contracts”):

(i)           any Contract that is required by its terms or is currently expected to result in the payment or receipt by the Business of more than $500,000 in the current fiscal year or in any one-year period over its remaining term, in each case, other than purchase orders entered into in the ordinary course of business consistent with past practice (except for any purchase order that would result in the payment or receipt by the Business of more than $1,000,000), or which is not terminable by Seller (or Transferred Entity, as applicable) by notice of less than one year;

(ii)           any Contract entered into with (x) an Affiliate, officer or director of Seller or any of its Subsidiaries or of any Transferred Entity or (y) any entity controlled by an officer or director of Seller or any of its Subsidiaries or of any Transferred Entity, except, in each case, for compensation and benefits payable under an HHI Benefit Plan or TLM Benefit Plan to officers or directors in their capacity as such;

(iii)           any Contract that restricts the Business in any material respect from competing with any Person or engaging in any line of business or activity in any geographic region in the world;

(iv)           any Contract pursuant to which the Business has granted exclusive rights to a customer, supplier or another Person;

(v)           all material distribution, dealer, representative or sales agency agreements;

(vi)           all Contracts relating to the Business providing for payments in excess of $250,000 per fiscal year in respect of Equipment used or leased by the Business;

(vii)           all material Contracts pursuant to which Seller or any Transferred Entity receives or grants a license to Intellectual Property from or to any other Person (other than licenses for commercially available software or software-as-a-service agreements as to which a Transferred Entity is the licensee or recipient of the services) (each, an “IP License”);

(viii)           any joint venture, limited liability company or partnership Contract involving a sharing of profits, revenue or expenses of any Person;

(ix)           any Contract evidencing an outstanding loan, advance or investment by the Business to or in any Person, or guarantee by the Business of the obligations of any Person  in respect of any Liability of such Person, including letters of credit and surety bonds, other than Contracts that will be terminated pursuant to and in accordance with Section 6.07(b);

(x)           any Contract to make capital expenditures in excess of $1,000,000;

(xi)           any Contract for the grant to any Person of any preferential rights to purchase any of the Business’s assets, properties or businesses;

(xii)           any Contract (including any note, debenture or loan agreement) relating to Indebtedness of the Business or by which the Transferred HHI Assets are bound;

(xiii)           any Contract containing any requirement to grant “most favored nation” pricing and terms in favor of a third party;

(xiv)           any Contract limiting the freedom of the Business (or binding, following the applicable Closing, the freedom of an owner of the Business or any Affiliate thereof) to solicit for employment or hire any individual that would be reasonably expected to impair materially the Business as currently conducted;

(xv)           any Contract providing for indemnification by the Business (other than in respect of the performance of its obligations under Contracts or other arrangements to which it is a party for goods or services furnished by or to it), except for any such agreement under which the aggregate liability of the Business for indemnification obligations thereunder does not exceed, in the absence of their breach of their other covenants and agreements under such agreement, $1,000,000;

(xvi)           any Contracts that require the Business to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xvii)           any Contract involving the sale, transfer or acquisition of any business entered into by any Transferred Entity in the three (3) years preceding the date hereof;

(xviii)           Assumed Benefit Plans; and

(xix)           any other Contract that is material to the operation of the Business as a whole.

(b)           Section 4.12(b) of the Seller Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each Contract pursuant to which Seller or any of its Subsidiaries (other than a Transferred Entity) is a party that is not a Transferred HHI Asset but pursuant to which the Business obtains any services, assets or benefits other than the Overhead and Shared Services, the Seller Policies and those Contracts entered into in connection with, as contemplated by or otherwise related to the Overhead and Shared Services, HHI Benefit Plans or TLM Benefit Plans (collectively, the “Shared Contracts”).

(c)           Except for terminations in accordance with the terms of such Material Contracts after the date hereof, each Material Contract is a legal, valid and binding obligation of Seller or one of its Subsidiaries, enforceable against such Person in accordance with its terms and, to Seller’s Knowledge, each other party thereto, and is in full force and effect subject in all cases to applicable bankruptcy, insolvency, reorganization, moratorium or other

Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law, except for such failures to be a legal, valid and binding obligation, enforceable, or in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Seller has made available to Purchaser a complete and correct copy of each written Material Contract and a summary of the material terms and conditions of each oral Material Contract, in each case, as amended, supplemented or otherwise modified through (and including) the date of this Agreement, except, in the case of any employment agreement, that a redacted version of such agreement has been provided in the event that Seller or its Affiliates is prohibited by such agreement from making available to Purchaser an unredacted version as the result of applicable Laws relating to the safeguarding of data privacy.

(d)           As of the date hereof, none of Seller, any Subsidiary of Seller, or, to Seller’s Knowledge, any other party to any Material Contract has exercised any termination rights or indicated to Seller either orally or in writing such party’s intent to terminate such Material Contract.

(e)           Neither Seller nor any of its Subsidiaries is in breach or default under any Material Contract and, to the Knowledge of Seller, no other party to any such Material Contract is in breach or default thereunder, and to Seller’s Knowledge no event or condition has occurred and is continuing that constitutes or would constitute (with or without notice or lapse of time or both), a breach or default on the part of Seller or any of its Subsidiaries, or any other party to such Material Contract, nor has Seller or any of its Subsidiaries received any notice of any such breach, default, event or condition, except, in each case, for any such breach, default, event or condition that individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.13                      Brokers or Finders.  No agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from Seller or its Affiliates (including the Transferred Entities) in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except Goldman, Sachs & Co., whose fees, costs and expenses will be paid by Seller.

Section 4.14                      Intellectual Property.

(a)           Except for any Intellectual Property used for Overhead and Shared Services, the Intellectual Property transferred to Purchaser under this Agreement (including any Intellectual Property that constitutes a Transferred Asset) and the Intellectual Property owned by the Transferred Entities as of the applicable Closing Date, together with the Intellectual Property licensed to Purchaser and the Transferred Entities under this Agreement and the Ancillary Agreements (collectively, the “Acquired Intellectual Property”), include all Intellectual Property necessary to the operation of the Business in the manner and to the extent currently conducted or, to Seller’s Knowledge, currently contemplated to be conducted by Seller and its Subsidiaries upon giving effect to the applicable Closing (subject to (i) Section 6.07 and Section 6.08, and (ii) the terms governing any Intellectual Property otherwise licensed from Seller to Purchaser under the Transaction Documents (including the Trademark License Agreement)).  Other than the Seller Licensed IP, Intellectual Property listed on Section 1.01(c) of the Seller Disclosure

Schedule, the Excluded Assets and the Excluded Transferred Entity Assets, all Intellectual Property used, held for use or necessary for use in the Business in the manner and to the extent currently conducted or, to Seller’s Knowledge, currently contemplated to be conducted by Seller and its Subsidiaries is either (i) (A) owned by a Transferred Entity or (B) a Transferred Asset owned by Seller or its Subsidiaries (“Owned Intellectual Property”), or (ii) is used by a Transferred Entity pursuant to a valid Contract (“Licensed Intellectual Property”).  All Intellectual Property licensed to Purchaser or the Transferred Entities pursuant to (i) Section 6.08(a); (ii) the license agreement contemplated by Section 6.08(b) or (iii) the Trademark License Agreement (collectively, together with any other Intellectual Property licensed from Seller to Purchaser under the Transaction Documents, the “Seller Licensed IP”) is either owned by Seller or its Subsidiaries or is used by either Seller or its Subsidiaries pursuant to a valid Contract.  Section 4.14(a) of the Seller Disclosure Schedule sets forth a correct and complete list of all Owned Intellectual Property that is registered, issued or the subject of a pending application.  Subject to (i) Section 6.07 and Section 6.08, and (ii) the terms governing any Intellectual Property otherwise licensed from Seller to Purchaser under the Transaction Documents (including the Trademark License Agreement), upon the applicable Closing, Purchaser, its designated Affiliates and the Transferred Entities (as applicable) will continue to have the right to use all Acquired Intellectual Property on identical terms and conditions as Seller and its Subsidiaries enjoyed immediately prior to the applicable Closing (except for any restriction binding upon Purchaser or its pre-Closing Affiliates, including their granting of any Lien in any Acquired Intellectual Property).

(b)           Seller and its Subsidiaries together hold all rights, title and interest to the Acquired Intellectual Property free and clear of any and all Liens, except for Permitted Liens.

(c)           The operation of the Business in the manner and to the extent currently conducted or, to Seller’s Knowledge, contemplated to be conducted by Seller and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property of any Person; there are no claims pending or, to Seller’s Knowledge, threatened, that (i) other than as set forth on Section 4.14(c)(i) of the Seller Disclosure Schedule, allege the operation of the Business infringes, misappropriates or is otherwise in violation of any Intellectual Property of any Person or (ii) other than as set forth on Section 4.14(c)(ii) of the Seller Disclosure Schedule, challenge the validity, enforceability or ownership of any Acquired Intellectual Property.  To Seller’s Knowledge, no rights in any Acquired Intellectual Property are being infringed, misappropriated or otherwise violated by any Person; and, to Seller’s Knowledge, there is no existing fact or circumstance which would be reasonably expected to give rise to any such claim.

(d)           Seller and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Acquired Intellectual Property owned by Seller and its Subsidiaries, including making filings and payments of maintenance, renewal or similar fees for registered, issued or pending Acquired Intellectual Property, and have taken commercially reasonable security measures to protect the confidentiality of all trade secrets within the Acquired Intellectual Property.

(e)           Seller and its Subsidiaries are in material compliance with all applicable Laws regarding the collection, use, transmission, storage and protection of Personal

Data collected or used in connection with the Business and any applicable privacy policies of Seller and its Subsidiaries (“Privacy Policies”), and, to Seller’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data.  Each of Seller and its Subsidiaries has adequate security measures in place to protect Personal Data collected or used in connection with the Business that is stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate the applicable Privacy Policy.  The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby do not violate any Privacy Policy as it currently exists or as it existed at any time during which any Personal Data was collected or obtained in connection with the Business (to the extent such Privacy Policy still governs the use of such Personal Data).  Upon the Closing, Purchaser, its Affiliates or the Transferred Entities will own all such Personal Data and continue to have the right to use such Personal Data on identical terms and conditions as Seller and its Subsidiaries enjoyed immediately prior to the applicable Closing, subject to Purchaser’s compliance with applicable Law and except for any restrictions binding upon Purchaser or its pre-Closing Affiliates (including their granting of any Lien relating thereto).  No Actions are pending or, to the Knowledge of Seller, threatened against Seller or its Subsidiaries relating to the collection or use of Personal Data.

(f)           Section 4.14(f) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Intellectual Property which is registered, issued or the subject of a pending application (the “SmartKey IP”) used in connection with the SmartKey technology, the SmartKey product line and the SmartKey brand in the manner and to the extent currently conducted or, to Seller’s Knowledge, currently contemplated to be conducted by Seller and its Subsidiaries (collectively, the SmartKey Products”).  Upon and at the applicable Closing, Purchaser will own all right, title and interest in and to all SmartKey IP, which rights and Intellectual Property are sufficient to use, manufacture, market, promote, sell, distribute or exploit the SmartKey Products (except with respect to Overhead and Shared Services).  The SmartKey Products do not incorporate any third party Intellectual Property.

(g)           Each of Seller and its Subsidiaries is using commercially reasonable efforts in prosecuting all patent applications it has filed which are included in the Acquired Intellectual Property consistent with Seller’s and its Subsidiaries’ past practices.  Each of Seller and its Subsidiaries is using commercially reasonable efforts in preparing to file patent applications for all inventions in a manner and within a sufficient time period to avoid statutory disqualification of any potential patent application included in the Acquired Intellectual Property consistent with Seller’s and its Subsidiaries’ past practices but, in any event, only in instances where Seller or one of its Subsidiaries has determined that it wishes to attempt to seek patent protection.  To Seller’s Knowledge, all prior art material to the patentability of the claims in any issued or applied for patents included in the Acquired Intellectual Property is, to the extent required under applicable Law, disclosed or otherwise cited during prosecution in the respective issued patents, applications or associated file histories thereof included in the Acquired Intellectual Property, and, to Seller’s Knowledge, there is no other material prior art with respect thereto that was not disclosed in accordance with applicable Law.

(h)           All material software required for the operation of the Business and owned by a Transferred Entity, included in the Transferred Assets or included in the Overhead and Shared Services that are to be provided pursuant to the HHI Transition Services

Agreement and the TLM Transition Services Agreement (i) performs in material conformance with its documentation; (ii) is free from any material software defect; and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than an authorized licensee or owner of such software.

(i)           Upon the applicable Closing, Purchaser, its designated Affiliates and the Transferred Entities (as applicable) will continue to have the right to use all Third Party Trademarks on identical terms and conditions as the HHI Business or the TLM Business, as applicable, enjoyed immediately prior to the applicable Closing (except for any restriction binding upon Purchaser or its pre-Closing Affiliates, including their granting of any Lien on any Third Party Trademark), where “Third Party Trademarks” as used above in this sentence means any Trademark owned by an unaffiliated third party and used on any Product manufactured, marketed, promoted, sold or distributed by the Business as of the applicable Closing pursuant to a Contract with such third party in effect as of the applicable Closing where such Contract is not otherwise included within the Transferred Assets.

Section 4.15                      Taxes.

(a)           (i) (A) All Tax Returns required to be filed by the HHI Companies and the HHI Company Subsidiaries prior to the First Closing Date have been (or will have been by the First Closing Date) filed in a timely manner (taking into account all extensions of due dates), (B) All Tax Returns required to be filed by TLM Philippines prior to the Second Closing Date have been (or will have been by the Second Closing Date) filed in a timely manner (taking into account all extensions of due dates), (ii) such Tax Returns are correct, accurate and complete in all respects, (iii) all Taxes due and owing by any Transferred Entity or in respect of the Transferred Assets (whether or not shown on such Tax Returns) have been paid when due and (iv) the Transferred Entities have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(b)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Transferred Entities and no request for any such waiver or extension is currently pending, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(c)           There is no dispute or claim concerning any Tax Liabilities of Seller or any Subsidiary Transferor that may result in Liens for Taxes upon the Business or any of the Transferred Assets or a Liability for Taxes of Purchaser, its Affiliates or any Transferred Entity either claimed or raised by any Governmental Authority, to Seller’s Knowledge, no audit or other proceeding by any Governmental Authority is pending or with respect to any Taxes due from or with respect to the Transferred Entities or the Transferred Assets, no claim has been made by any Governmental Authority in a jurisdiction where the Transferred Entities do not file Tax Returns that they are or may be subject to taxation by that jurisdiction, and all deficiencies for Taxes asserted or assessed against the Transferred Entities or in respect of the Transferred Assets have been fully and timely paid, settled or properly reflected in the Financial Statements.

(d)           There are no Liens for Taxes upon or pending against the Business or any of the Transferred Assets other than Permitted Liens.

(e)           No written notice respecting asserted or assessed and unresolved deficiencies for any material Tax is outstanding with respect to any Transferred Entity.

(f)           The Transferred Entities have no liability for any Tax or portion of a Tax of any Person other than the Transferred Entities, as transferee or successor and none of the Transferred Entities is a party to any agreement relating to the sharing, allocation or (excluding agreements that do not relate to Taxes) indemnification of Taxes, or any similar agreement, contract or arrangement, other than agreements solely among the Transferred Entities (collectively, “Tax Sharing Agreements”).

(g)           Seller has made available to Purchaser correct and complete copies of all Tax Returns, examination reports and statements of deficiencies in respect to the Transferred Entities and the Transferred Assets for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(h)           None of the Transferred Entities has (i) participated in any reportable  transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law) or (ii) taken any reporting position on a Tax Return, which reporting position (A) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law), and (B) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law).

(i)           The Transferred Entities have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Authority proper and accurate amounts in all respects for all periods ending on or before the applicable Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(j)           None of the Transferred Entities has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

(k)           None of the Transferred Entities will be required to include in a taxable period ending after the First Closing Date or, in the case of TLM Philippines, the Second Closing Date, taxable income attributable to income that accrued in a taxable period prior to the applicable Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the applicable Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the applicable Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law.

(l)           Any adjustment of Taxes of the Transferred Entities made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported.

(m)           None of the Transferred Entities has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and no Transferred Entity is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.

(n)           None of the Transferred Assets constitutes “tax exempt use property” within the meaning of Section 168(h)(1) of the Code.

Section 4.16                      Insurance.  Section 4.16(a) of the Seller Disclosure Schedule contains a correct and complete list, as of the date hereof, of all insurance policies owned by the Transferred Entities (the “Transferred Policies”).  Section 4.16(b) of the Seller Disclosure Schedule contains a correct and complete list, as of the date hereof, of all insurance policies owned by Seller and its Subsidiaries (other than the Transferred Entities) relating to the Business (the “Seller Policies” and together with the Transferred Policies, the “Insurance Policies”) and shall describe whether such policies provide claims-made or occurrence-based coverage.  The assets, operations and employees of the Business are insured under the Insurance Policies, except to the extent such policies have expired in accordance with their terms (in which case they have been renewed or replaced in the ordinary course of business).  With respect to each Insurance Policy, (a) such Insurance Policy is in full force and effect, (b) all premiums due and payable have been timely paid, (c) none of Seller, its Subsidiaries or the Transferred Entities, as applicable, has reached or exceeded its policy limits for such Insurance Policy, (d) each of Seller, its Subsidiaries and the Transferred Entities, as applicable, is in compliance in all material respects with the terms and conditions of the Insurance Policies and none of Seller, its Subsidiaries or the Transferred Entities, as applicable, is in breach or default, and none of Seller, its Subsidiaries or the Transferred Entities, as applicable, has taken any action or failed to take any action (with or without notice or lapse of time or both) would constitute such a breach or default, or permit termination or modification of, such Insurance Policy, (e) no written notice of cancellation or termination has been received with respect to any such Insurance Policy (other than in connection with normal renewals or replacements of such Insurance Policy), and (f) neither Seller, its Subsidiaries (with respect to the Business), nor any Transferred Entity has been refused coverage by any insurance carrier to which it has applied for insurance or with which it has had insurance coverage during the past two (2) years.

Section 4.17                      Customer Relationships.  Section 4.17 of the Seller Disclosure Schedule lists the names of the ten (10) largest customers of the HHI Business measured by dollar value for the twelve (12) months ended June 30, 2012, and sets forth opposite the name of each customer the amount of sales by the HHI Business to such customer during such period.  As of the date hereof, no such customer has (a) threatened in writing to terminate or adversely modify in any material respect, or to the Knowledge of Seller, has otherwise threatened to cancel, terminate or adversely modify in any material respect, the relationship of such customer with the HHI Business, or (b) threatened in writing to decrease materially or, to the Knowledge of Seller, has otherwise threatened to decrease materially its purchases from the HHI Business.

Section 4.18                      Supplier Relationships.  Section 4.18 of the Seller Disclosure Schedule lists, for the twelve (12) months ended June 30, 2012, the names of the ten (10) largest suppliers of goods to the HHI Business measured by dollar value and sets forth opposite the name of each supplier the amount of purchases by the HHI Business from such supplier during such period.  As of the date hereof, no such supplier has (a) threatened in writing to terminate or adversely modify in any material respect, or to the Knowledge of Seller, has otherwise threatened to cancel, terminate or adversely modify in any material respect, the relationship of such supplier with the HHI Business, or (b) threatened in writing to decrease materially or, to the Knowledge of Seller, has otherwise threatened to decrease materially its services or supplies to the HHI Business.

Section 4.19                      Inventory.  All items of Inventory acquired or manufactured by the Business (a) have been acquired or manufactured, sold and maintained in the ordinary course of business consistent with past practice, and (b) are merchantable or saleable in the ordinary course of business consistent with past practice, subject to re-working or repair in the ordinary course of business consistent with past practice and customary reserves for obsolescence.

Section 4.20                      Products.

(a)           The Business has no outstanding product warranty claims with respect to its products and no outstanding product warranty obligations outside of any customer Contracts entered into in the ordinary course of business consistent with past practice, other than those arising by operation of Law or in the ordinary course of business consistent with past practice.  The warranty expense of the Business has not exceeded Eight Million Dollars ($8,000,000) in any of the last five (5) years and is not expected to exceed that amount in the fiscal year ending December 31, 2012.

(b)           No Person has asserted or threatened in writing, or to the Knowledge of Seller, otherwise threatened to assert, any material Action with respect to product safety, defect, negligence or liability with respect to any products manufactured, produced, distributed or sold by the Business or any services performed by the Business.

(c)           Each of the products manufactured, produced, distributed or sold by the Business, all production processes established by the Business with respect thereto, and all services performed by the Business are, and since September 30, 2007 have been, in material compliance with all applicable Laws and contractual specifications applicable to such products and services, except where the failure to be so in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.21                      Affiliate Transactions.  No current or, to the Knowledge of Seller, former director, officer, Employee or Affiliate of the Business (nor any spouse or child of any of such Persons, or any trust, partnership or corporation in which any of such Persons has a material economic interest) (a) owns any property, assets, interests and rights, tangible or intangible, that is material to the conduct of the business of the Business (other than property, assets, interests and rights to be included in the Transferred Assets), (b) has filed or otherwise has any Action against the Business, (c) owes money to, or is owed money by, the Business, (d) is a controlling Affiliate of any customer listed on Section 4.17 of the Seller Disclosure Schedule or supplier listed on Section 4.18 of the Seller Disclosure Schedule, or (e) is a party to or the beneficiary of any Contract with the Business, except in each case for compensation and benefits payable under an HHI Benefit Plan or TLM Benefit Plan or employment agreement to officers, Employees or directors in their capacity as such.

Section 4.22                      HHI/TLM Bank Accounts.  The HHI/TLM Bank Accounts include all the bank accounts of the Transferred Entities and are the only bank accounts to which customers of the Business remit payments (except with respect to Commingled A/R existing as of the date hereof).

Section 4.23                      TLM Inventory and Cash.  At the Second Closing, the TLM Business will have (a) physical inventory of finished goods with a value (determined in accordance with applicable accounting standards of the TLM Business consistent with past practice) of at least Two Million Five Hundred Thousand Dollars ($2,500,000), and (b) cash and cash equivalents (other than collateralized cash or restricted cash) of at least Five Million Dollars ($5,000,000).

Section 4.24                      TLM Separation; Other Arrangements.  Subject to receipt of the consents, approvals and waivers, and the making of the filings and notifications, in each case listed in Section 3.03 of the Seller Disclosure Schedule, and subject, in the case of matters relating to the Second Acquisition, the receipt or making of (as applicable) the consents, approvals, waivers, filings and notifications required in connection with the completion of the TLM Acquisition set forth on Section 3.03 of the Seller Disclosure Schedule, the consummation of the transactions contemplated by Section 2.10 and Exhibit H and Exhibit O (including, for the avoidance of doubt, the operation of the TLM Business in accordance with the Exhibit H and Exhibit O, other than with respect to the relocation of the TLM Business and the commencement of operations of the TLM Business at a new facility by Purchaser) will not by itself conflict with, violate, or result in the breach by Purchaser or any of its Affiliates of any applicable Law.

Section 4.25                      Exclusivity of Representations and Warranties.  Except for the representations and warranties contained in Article V, in the Ancillary Agreements and in certificates delivered pursuant to Section 2.07(b)(iv), Seller acknowledges that neither Purchaser nor any other Person has made any representation or warranty (whether express or implied) on behalf of Purchaser, any of its Affiliates or any of their respective Representatives in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to Seller or its Representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including, where applicable, information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller:

Section 5.01                      Organization and Good Standing.  Each of Purchaser and those of Purchaser’s Affiliates that are or will be parties to the Ancillary Agreements (i) is an entity duly organized, validly existing and in good standing (except in any jurisdiction that does not recognize such a concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease or otherwise hold or operate its assets and properties and to conduct its business as currently conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its assets and properties and the conduct of its business as currently conducted makes such qualification or licensing necessary, except, in the case of clause (iii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not and would not reasonably be expected to prevent or materially delay Purchaser from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.

Section 5.02                      Authority.  Purchaser has all requisite corporate power and authority and full legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to fully perform its obligations hereunder and thereunder and to consummate the First Acquisition, the Second Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the First Acquisition, the Second Acquisition and the other transactions contemplated hereby and thereby by each of Purchaser and, if applicable in the case of the Ancillary Agreements, each of Purchaser’s Affiliates that is, or is specified to be, a party thereto, of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a signatory have been duly authorized by all necessary action on the part of Purchaser and, if applicable in the case of the Ancillary Agreements, each such applicable Affiliate, and no other action on the part of Purchaser or any of Purchaser’s Affiliates is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the First Acquisition, the Second Acquisition and the other transactions contemplated hereby and thereby.  Purchaser has duly executed and delivered this Agreement and, prior to the First Closing or Second Closing, as applicable, Purchaser will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by Seller, this Agreement constitutes Purchaser’s, and each Ancillary Agreement to which Purchaser is, or is specified to be, a party, will, after execution and delivery by Purchaser, constitute Purchaser’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

Section 5.03                      No Conflict; Consents and Approvals.  Subject to the requirements of the HSR Act and applicable non-U.S. Laws and bodies with respect to foreign investment and competition, none of (i) the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is or will be a party, (ii) the consummation by Purchaser and its Affiliates of the transactions contemplated hereby and thereby or (iii) the compliance by Purchaser with any of the provisions hereof or thereof, as the case may be, will:

(a)           conflict with, violate or result in any violation or breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Purchaser or its Affiliates;

(b)           require Purchaser or any of its Affiliates to make any material registration, declaration or filing with, or obtain any material Consent from, any Governmental Authority;

(c)           conflict with, violate, or result in the breach by Purchaser or any of its Affiliates of any applicable Law;

(d)           conflict with, violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require Purchaser or any of its Affiliates to obtain any consent, approval or action of, make any filing with or give any notice to, any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under, any Contract to which Purchaser or any of its Affiliates is a party or by which any of the assets or properties of Purchaser or any of its Affiliates is bound; or

(e)           result in the creation or imposition of any Lien (other than any Permitted Lien) upon any assets of Purchaser or its Affiliates;

except, in the case of each of (c), (d) and (e), where such conflict, violation, breach, termination, default, requirement, acceleration, increase in obligations, adverse modification or creation of Lien, individually or in the aggregate, has not had and would not reasonably be expected to prevent or materially impair or delay Purchaser from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.

Section 5.04                      Absence of Litigation.  There are no Actions pending or, to the knowledge of Purchaser, threatened, against Purchaser or any of its assets or properties or any present or former officer or director of Purchaser (in such persons capacity as such), other than (a) Actions commenced or threatened after the date hereof relating to the Transaction Documents or the transactions contemplated thereby, and (b) Actions that, individually or in the aggregate, have not had and would not reasonably be expected to prevent or materially delay Purchaser from performing its obligations under this Agreement or the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.  As of the date hereof, there are no Actions pending or, to the knowledge of Purchaser, threatened, seeking to prevent, hinder, modify or delay the transactions contemplated hereby.  Neither Purchaser nor any of its properties or assets is subject to any outstanding Governmental Order.

Section 5.05                      Securities Act.  The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and

Purchaser shall not offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended, or any other securities Law.

Section 5.06                      Brokers or Finders.  No agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except Deutsche Bank Securities Inc., whose fees, costs and expenses will be paid by Purchaser.

Section 5.07                      Financing.

(a)           Purchaser has delivered to Seller complete and correct copies of the executed debt commitment letter, dated as of the date hereof, between Purchaser and the financial institutional identified therein and the executed fee letter associated therewith (provided, that provisions in the fee letter related to fees and certain other terms, but only to the extent that none of such provisions would adversely affect conditionality, may be redacted) (such commitment letter, together with all exhibits, schedules, annexes, supplements and amendments thereto and the redacted fee letter, collectively, the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement.  As of the date hereof, (x) the Debt Financing Commitment has not been amended, restated or otherwise modified or waived since copies thereof were delivered to Seller, (y) except as permitted by Section 6.15, no such amendment, restatement, modification or waiver is contemplated and (z) the commitment contained in the Debt Financing Commitment has not been withdrawn, terminated or rescinded in any respect.  As of the date hereof, there are, and are contemplated to be, no other agreements, side letters or arrangements relating to the Debt Financing Commitment (other than customary engagement letters or as expressly set forth in the Debt Financing Commitment furnished to Seller pursuant to this Section 5.07(a)).  As of the date hereof, the Debt Financing Commitment is in full force and effect and constitutes the legal, valid and binding obligations of each of Purchaser and, to the knowledge of Purchaser, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.  There are no conditions or other contingencies related to the funding of the full amount of the Debt Financing (including any “flex” provisions), other than as expressly set forth in the Debt Financing Commitment.  Assuming (A) the Debt Financing is funded in accordance with the Debt Financing Commitment, (B) the accuracy of the representations and warranties set forth in Articles III and IV, and (C) performance by Seller and its Subsidiaries of their obligations that are required to be performed prior to the First Closing, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Financing Commitment, together with Purchaser’s cash on hand, in the aggregate will be sufficient for Purchaser to pay the Estimated Purchase Price on the First Closing Date, any payment required to be made by Purchaser pursuant to Section 2.04 or Section 2.05 (if any) and all related fees and expenses and any other payment contemplated in this Agreement or the Debt Financing Commitment.  Assuming the accuracy of the representations and warranties set forth in Articles III and IV and performance by Seller and its Subsidiaries of their obligations under this Agreement, as of the date hereof, (I)

no event has occurred that would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Purchaser under the Debt Financing Commitment and (II) Purchaser does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Purchaser on the First Closing Date.  Purchaser has fully paid or has caused to be fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Debt Financing Commitment.

(b)           Except as otherwise contemplated by Section 6.15(c), the obligations of Purchaser under this Agreement are not subject to any conditions regarding the ability of Purchaser, any of its Affiliates or any other Person to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.08                      Solvency.  Purchaser is not entering into this Agreement or the Debt Financing Commitment with the intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to all of the transactions contemplated by this Agreement and the Debt Financing Commitment, including the Debt Financing, the payment of the Estimated Purchase Price, the amounts to be paid pursuant to Section 2.04 or Section 2.05 (if any) and all related fees and expenses, assuming (x) satisfaction of the conditions to Purchaser’s obligation to consummate the Acquisition as set forth herein and the performance by Seller of its obligations hereunder in all material respects, (y) the representations and warranties set forth in Articles III and IV are true and correct in all material respects, and (z) no material adverse change with respect to the business, operations, assets, properties and financial condition of Purchaser and its Subsidiaries has occurred prior to the applicable Closing, to the knowledge of Purchaser, immediately after giving effect to the transactions contemplated by this Agreement, Purchaser, its designated Affiliates and their respective Subsidiaries, taken as a whole, (a) as of the applicable Closing Date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature and (b) shall not have, as of such dates, unreasonably small capital to carry on their businesses in which they are engaged.  For purposes of this Section 5.08, (i) “not have, as of such dates, unreasonably small capital to carry on their businesses in which they are engaged” means that Purchaser, its Affiliates designated pursuant to Section 2.01 or 2.02 and their respective Subsidiaries, taken as a whole, will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (ii) “fair saleable value” means the amount that may be realized by an independent willing seller from an independent willing buyer if the aggregate assets (both tangible and intangible) taken as a whole are sold on a going concern basis with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

Section 5.09                      Knowledge re Second Closing Approvals.  Neither Purchaser nor its Subsidiaries have any operations, conduct any business or own any assets in the Republic of China (Taiwan) or in the Philippines that would have an adverse impact on the parties’ ability to satisfy the conditions set forth in Section 10.01(g) or 10.02(f).  To Purchaser’s knowledge, the identity of Purchaser or its Affiliates would not reasonably be expected to cause the conditions set forth in Section 10.01(g) or 10.02(f) to fail to be satisfied by the Termination Date.

Section 5.10                      Exclusivity of Representations and Warranties.  Except for the representations and warranties contained in Article III and Article IV, in the Ancillary Agreements or in certificates delivered by Seller pursuant to Section 2.07(a)(v), Purchaser acknowledges that neither Seller nor any other Person is making or has made any representation or warranty (whether express or implied) on behalf of Seller, any of its Affiliates or any of their respective Representatives in connection with the Transaction Documents or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to Purchaser or its Representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including information memoranda, VDR materials, projections, estimates, management presentations, budgets and financial data and reports).

ARTICLE VI

COVENANTS

Section 6.01                      Conduct of Business Prior to the Closings.

(a)           Except (u) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (v) as otherwise contemplated by the Transaction Documents, (w) as contemplated by the Pre-Closing Restructuring, (x) for the actions set forth on Section 3.03 of the Seller Disclosure Schedule to be taken in connection with the TLM Acquisition, (y) as set forth in Section 6.01(b) of the Seller Disclosure Schedule or (z) as required by applicable Law, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the applicable Closing Date, Seller shall (and shall cause each of its Subsidiaries to) (i) operate the Business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve the business organization and business relationships of the Business, (iii) continue to make capital expenditures in accordance with the capital expenditure forecast for such period set forth in Section 6.01(a) of the Seller Disclosure Schedule (the “Capital Expenditure Forecast”), and (iv) use commercially reasonable efforts to, as promptly as practicable after the date hereof (and in any event by the First Closing), invoice its customers for accounts receivable relating to any business of Seller or its Subsidiaries (other than the Business) separately from accounts receivable relating to the Business.

(b)           Except (u) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (v) as otherwise contemplated by the Transaction Documents, (w) as contemplated by the Pre-Closing Restructuring, (x) for the actions set forth on Section 3.03 of the Seller Disclosure Schedule to be taken in connection with the TLM Acquisition, (y) as set forth in Section 6.01(b) of the Seller Disclosure Schedule or (z) as required by applicable Law, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the applicable Closing Date, Seller shall not (and shall cause each of its Subsidiaries not to) take any of the following actions:

(i)           amend, restate or otherwise modify the organizational documents of any Transferred Entity;

(ii)           declare, set aside or pay any dividend or make any other distribution to the holders of equity interests in any Transferred Entity, other than (x) dividends or other distributions paid or payable to another Transferred Entity and (y) dividends or other distributions consisting of cash and cash equivalents;

(iii)           issue, redeem, purchase, sell, pledge, split, encumber or otherwise acquire any entity interest in, or any other securities of, a Transferred Entity (except in connection with the valid exercise, vesting, settlement, delivery or repurchase of the following pursuant to Assumed Benefit Plans, as of the date of this Agreement) or (w) any equity interests in, or any other security of, a Transferred Entity, (x) any option, call or warrant for, or any security convertible into, or exercisable or exchangeable for, any equity interest in, or other security of, a Transferred Entity, (y) “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (A) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity, (B) obligating any Transferred Entity to issue, grant, extend or enter into any such option, call, warrant, security, right, unit, commitment, arrangement or undertaking or (C) that give any Person the right to receive any economic or governance benefit or right similar to or derived from the economic or governance benefits and rights accruing to holders of the Transferred Equity Interests or (z) any bond, debenture, note or other indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of equity interests in a Transferred Entity may vote;

(iv)           split, combine or reclassify any of the equity interests in any Transferred Entity, or issue any other security in respect of, in lieu of or in substitution for the equity interests of any Transferred Entity;

(v)           distribute, sell, assign, transfer, lease, license or otherwise dispose of any interest in, or incur a Lien (other than a Permitted Lien) upon, any of the material assets of the Business other than (A) sales of Inventory in the ordinary course of business consistent with past practice, and (B) disposals of obsolete Inventory;

(vi)           acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any Acquired Intellectual Property other than non-exclusive licenses in the ordinary course of business consistent with past practice, or enter into any IP License or take any action outside of the ordinary course of business with respect to any Acquired Intellectual Property, or do any act or knowingly omit to do any act whereby any material Acquired Intellectual Property may become invalidated, abandoned, unmaintained, unenforceable or dedicated to the public domain; provided, however, that in no event shall Seller or its Subsidiaries sell, lease, license, transfer pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise), any Intellectual Property set forth on Section 4.14(f) of the Seller Disclosure Schedule other than non-exclusive licenses that are ancillary to commercial agreements entered into in the ordinary course of business consistent with past practice;

(vii)           loan, advance, invest or make a capital contribution by or on behalf of the Business to or in any Person, other than loans, advances, investments or capital contributions to or in a Transferred Entity;

(viii)           repay or cancel any Indebtedness of the Business or any third Person or guarantees of such Indebtedness, other than in the ordinary course of business consistent with past practice;

(ix)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate reorganization of any of the Transferred Entities;

(x)           materially increase the compensation or benefits of any Employees, other than in the ordinary course of business consistent with expected annual merit or cost of living consistent with the principles set forth on Section 6.01(b)(x) of the Seller Disclosure Schedule, annual enrollment in health and welfare plans, or required by applicable Law, including as Seller deems reasonably necessary to implement the Patient Protection and Affordable Care Act, or as required by the terms of any HHI Benefit Plan or TLM Benefit Plan, in either case as in effect on the date hereof;

(xi)           cause or permit any of the Business to hire any employee with an annual base salary in excess of $140,000;

(xii)           terminate any Employee listed on Section 6.01(b)(xii) of the Seller Disclosure Schedule, other than with “cause” as determined in the reasonable, good faith discretion of Seller or a Subsidiary of Seller;

(xiii)           cause the Business to make or become legally committed to making any capital expenditures, except as set forth in the Capital Expenditure Forecast;

(xiv)           make any material change in the accounting methods used by the Business, unless required by U.S. GAAP (or otherwise required by applicable accounting standards) or applicable Law;

(xv)           with respect to a Transferred Entity, make, change, or revoke any material election in respect of Taxes (except as required by Law), change a material annual accounting period, adopt or change any material accounting method with respect to Taxes except as may be required as a result of a change in Law, make any agreement or settlement with respect to Taxes, file any amended Tax Return, surrender any material right to claim a refund of Taxes, consent to any material extension or waiver of the limitation period applicable to any Tax claim or assessment, fail to prepare, in the ordinary course of business consistent with past practice (except as otherwise required by a change in applicable Law), and timely file (taking into account all extensions of due dates) all Tax Returns required to be filed by it (or them) on or before the applicable Closing Date (“Post-Signing Returns”), fail to fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed, properly reserve (and reflect such reserve in its books and records and financial statements), in accordance with past practice and in the ordinary course of business, for all Taxes payable by it (or them) for which no Post-Signing Return is due prior to the applicable Closing Date, fail to promptly notify

Purchaser of Seller’s Knowledge of any Actions pending or threatened against or with respect to any Transferred Entity or the Transferred Assets in respect of any Tax matter, including (without limitation) Tax liabilities and refund claims, fail to terminate all Tax Sharing Agreements to which a Transferred Entity is a party such that there is no further liability thereunder other than any Tax Sharing Agreements solely among the Transferred Entities and Seller;

(xvi)            cause or permit the Business to acquire (including by merger or consolidation) the capital stock, business, product line or any material assets (other than acquisitions of Inventory in the ordinary course of business consistent with past practice) of another Person;

(xvii)           commence, waive, release, settle or compromise any Action relating to the Business or the Transferred HHI Assets or Assumed HHI Liabilities involving an amount in excess of $250,000 or the imposition of any injunctive or equitable relief against the Business;

(xviii)           cause or permit the Business to incur, issue, sell, guarantee or assume any additional Indebtedness, other than in the ordinary course of business consistent with past practice so long as such Indebtedness incurred in the ordinary course will be repaid at the applicable Closing and will not exceed, in the aggregate, $1,000,000;

(xix)           enter into or renew, cancel, terminate or make any material amendments to, or grant any release or relinquishment of any material rights under, any Material Contract (or Contract that would be a Material Contract if entered into prior to the date hereof), other than with respect to any such Material Contract (or Contract that would be a Material Contract if entered into prior to the date hereof), that is not of a type described in clause (i) (except the dollar thresholds set forth therein shall be $1,000,000), (ii) (other than any such Contracts that will terminate as of the applicable Closing pursuant to Section 6.07(b)), (iii), (iv), (v) (other than in the ordinary course of business consistent with past practice), (vi) (except the dollar threshold set forth therein shall be $1,000,000), (vii), (viii), (xi), (xiii), (xiv), (xv) and (xvi);

(xx)           authorize, offer, or make any payment to any Governmental Official, foreign political party, foreign political party official or candidate for foreign office that would result in a violation of any Applicable Anti-bribery Law; or

(xxi)           authorize, or commit or agree to take, any of the foregoing actions.

Section 6.02                      Access to Information.  Prior to the applicable Closing, Seller shall, and shall cause its Subsidiaries to, give Purchaser and its Representatives, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and facilities of the Business (except that Purchaser shall not conduct any environmental sampling or analysis of the sort customarily referred to as a Phase II Environmental Assessment without the advance written consent of Seller, which may be withheld in Seller’s sole discretion, and without executing a customary access and indemnity agreement in respect thereto); provided, however, that any such access shall be conducted in a manner that complies with Section 6.03 and at Purchaser’s expense, at a reasonable time, under the reasonable supervision of Seller’s personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of Seller and its Subsidiaries.  Notwithstanding anything contained in this or any other agreement between Purchaser and Seller executed on or prior to the date hereof, neither Seller nor any of its Subsidiaries shall have any obligation to make available to Purchaser or its Representatives, or provide Purchaser or its Representatives with, (a) any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or predecessors, or any related material, except to the extent that any such Tax Return or related material relates solely to the Transferred Entities, the Business or the Transferred HHI Assets or (b) any information if making such information available would (i) reasonably be likely to result in a waiver of any attorney-client or other legal privilege, or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which Seller or any of its Affiliates is a party) (it being understood that Seller shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or agreement).  Subject to the preceding sentence and applicable Law, Purchaser shall have the right to appoint up to two designees (the “Purchaser Designees”) who shall have the right from and after the date hereof to be present at the headquarters of the Business at all times during normal business hours (including by Seller causing sufficient office space and assistance to be provided at such location to such persons) in order for such designees to assist in transition planning and monitor compliance with the terms of this Agreement, including Section 6.01, and Seller shall promptly provide to each Purchaser Designee such access and shall promptly furnish such information as such Purchaser Designee may reasonably request in furtherance of the foregoing.

Section 6.03                      Confidentiality; Publicity.

(a)           Purchaser and Seller shall comply with, and shall cause their respective Subsidiaries and Affiliates, and their respective Representatives, to comply with all of their respective obligations under the Confidentiality Agreement, dated as of July 9, 2012, between Seller and Purchaser (the “Confidentiality Agreement”); provided, that such obligations shall be subject to any exceptions expressly set forth herein, including the last sentence of Section 6.15(d).  The terms of the Confidentiality Agreement are hereby incorporated herein by reference (subject to any exceptions expressly set forth herein, including the last sentence of Section 6.15(d)) and shall continue in full force and effect and survive the First Closing and the Second Closing in accordance with its terms.  From and after the First Closing, the restrictions on the use and disclosure of Evaluation Material (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement shall not apply to Purchaser or its Affiliates and their respective Representatives in respect of any information solely to the extent relating to the HHI Business, the Transferred Entities, the Transferred Assets or the Assumed Liabilities (other than TLM Philippines, the Transferred TLM Assets and the Assumed TLM Liabilities).  From and after the Second Closing, the restrictions on the use and disclosure of Evaluation Material set forth in the Confidentiality Agreement shall not apply to Purchaser or its Affiliates and their respective employees, agents or representatives in respect of any information solely to the extent relating to the TLM Business, TLM Philippines, the Transferred TLM Assets and the Assumed TLM Liabilities.  If this Agreement is, for any reason, terminated prior to the First Closing, the Confidentiality Agreement, and Purchaser’s obligations thereunder pursuant to this Section 6.03, shall nonetheless continue in full force and effect in all respects.  In the event of any conflict between the Confidentiality Agreement and this Agreement, this Agreement shall control until the termination of this Agreement without the First Closing having occurred.

(b)           The timing and content of the initial public announcement regarding this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby to the general public shall be mutually agreed upon in advance by Seller and Purchaser; provided, that if any subsequent public disclosure is required by applicable Law, U.S. GAAP or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system to be made by Purchaser or Seller and would vary in any material respect from the initial agreed upon public announcement, such party shall be permitted to issue such public disclosure only if it has provided the other party with reasonable advance notice and opportunity to review and comment on such disclosure.  Seller shall not, and Seller shall cause its Subsidiaries (including the Transferred Entities) not to, issue any broadly distributed communication of a general nature to employees of the Business (including general communications relating to benefits and compensation) related to this Agreement or the transaction contemplated hereby without providing Purchaser with reasonable advance notice and opportunity to review and comment on such communication.

Section 6.04                      Efforts and Actions to Cause the Closings to Occur.

(a)           Prior to the Closings, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall (and each of them shall cause their respective Affiliates to) use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Closings as promptly as practicable, including using their reasonable best efforts: (i) to cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closings and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authority (including the formation and organization by Purchaser of a legal entity in the Republic of China (Taiwan) that would acquire the Transferred TLM Assets and assume the Assumed TLM Liabilities and the partial assignment of, or grant of new licenses for the Business to replace the applicable portion of, the Contracts set forth on Section 6.04(a) of the Seller Disclosure Schedule) and (ii) to cause the conditions to the First Closing and Second Closing specified in Article IX and Article X, respectively, to be satisfied.  In furtherance of and not in limitation of the foregoing, each of Purchaser and Seller agrees to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 10 days of the date hereof and any filings or applications required under the Laws of any non-U.S. jurisdiction as required with respect to the transactions contemplated hereby promptly after the date hereof.  In addition, no party hereto shall take any action after the date hereof that would reasonably be expected to delay, hinder or otherwise obstruct the consummation of either of the Closings, including any action that delays the obtaining of, or results in not obtaining, any permission, approval or consent from any Governmental Authority or other Person required to be obtained prior to either of the Closings.  Notwithstanding anything in this Agreement to the contrary (i) (A) Purchaser shall bear all the costs, expenses and fees incurred or payable to any other Person in connection with obtaining such approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers, including filing fees under the HSR Act and under any other applicable antitrust or competition Laws and (B) Seller shall bear all of the costs and expenses incurred or payable to any third party in connection with obtaining (x) the third party consents set forth in Section 9.02(f) of the Seller Disclosure Schedule, (y) at Purchaser’s request, the third party consents necessary to obtain the partial assignment of, or grant of new licenses for the Business to replace the applicable portion of, the Contracts set forth on Section 6.04(a) of the Seller Disclosure Schedule; and (z) at Purchaser’s request, any other third party consents with respect to the assignment or transfer of any Restricted Asset; provided, that (A) with respect to clause (y), Seller shall not be obligated to spend in excess of One Million One Hundred Thousand Dollars ($1,100,000) in connection with obtaining such consents, (B) with respect to clause (y) and (z), Seller shall not be obligated to spend, in the aggregate, in excess of Two Million Three Hundred Thousand Dollars ($2,300,000) in connection with obtaining such consents, and (C) in the case of both clause (y) and (z), Seller shall only be obligated to spend up to such amounts to the extent expressly requested by Purchaser in a written notice setting forth the specified consents and the specific amounts to be spent on each such consent, and (ii) all obligations of Purchaser to obtain the Debt Financing or any other financing for the transactions contemplated hereby shall be governed exclusively by Section 6.15 and not this Section 6.04.  Except as set forth in the preceding sentence, nothing in this Section 6.04(a) shall be construed to imply that Seller or any of its Affiliates has any obligation to pay or deliver anything of value to secure any third party consents.

(b)           If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(c)           The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or orders of each applicable Governmental Authority, including:

(i)           cooperating with each other in connection with filings under the HSR Act, any foreign investments Laws or any other Laws;

(ii)           subject to the last sentence of this Section 6.04(c), furnishing to the other party all information within its possession that is reasonably required for any application or other filing to be made by the other party pursuant to the HSR Act, any foreign investment Laws or any other Laws in connection with the transactions contemplated by this Agreement;

(iii)           promptly notifying each other of any communications from or with any Governmental Authority with respect to the transactions contemplated by this Agreement;

(iv)           not agreeing to participate in any meeting or discussion with any Governmental Authority in connection with Laws unless it consults with the other party in advance, and to the extent permitted by such Governmental Authority but subject to the last sentence of this Section 6.04(c), gives the other party the opportunity to attend and participate thereat, in each case, to the extent permitted by Law; and

(v)           subject to the last sentence of this Section 6.04(c), consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, any foreign investment Laws or any other Laws in connection with the Transaction Documents or any of the transactions contemplated thereby.

Notwithstanding the foregoing, nothing in this Agreement shall require Seller to disclose to Purchaser any nonpublic information about itself, any of its Affiliates or any of its or its Affiliates’ respective businesses or operations other than information relating to the Business, the Overhead and Shared Services, and, to the extent reasonably required by Purchaser, the Excluded Assets, the Excluded Transferred Entity Assets or Purchaser’s right to indemnification under Article XII.

(d)           Prior to the Second Closing, Seller shall use its reasonable best efforts to renew, or shall cause TLM Philippines to use its reasonable best efforts to renew, the Pressure Vessel Permit in accordance with the requirements of applicable Law.

(e)           Between the date hereof and the Second Closing, to the extent reasonably requested by Purchaser, Seller shall in good faith raise with Test-Rite any comments provided by Purchaser to the license agreement to be executed in connection with the sale of TLM Taiwan’s “3G” business.

Section 6.05                      Bulk Sales.  Purchaser hereby waives compliance by Seller and its Subsidiaries with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Business to Purchaser and its Affiliates.  Seller shall indemnify and hold harmless Purchaser and its Affiliates against any and all claims that may be asserted by third Persons against Purchaser or its Affiliates as a result of noncompliance by Seller or any of its Subsidiaries with any such bulk transfer Law.

Section 6.06                      Insurance.

(a)           Except as provided in Section 6.06(c), (i) Purchaser shall not, and shall cause its Affiliates, including the Transferred Entities after the First Closing and Second Closing, as applicable, not to, assert, by way of claim, action, litigation or otherwise, any right to any Seller Policies or any benefit under any such Seller Policies, and (ii) Seller and its Affiliates (other than the Transferred Entities) shall retain after the Closings all right, title and interest in and to Seller Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

(b)           Except as provided in Section 6.06(c), at the First Closing and the Second Closing, as applicable, Purchaser shall release, and shall cause its Affiliates, including the Transferred Entities, to release all rights to all Seller Policies.

(c)           Notwithstanding anything herein to the contrary, all claims and proceeds actually paid out to Seller or any of its Subsidiaries under occurrence based Seller Policies or under directors’ and officers’ and fiduciary liability policies that are Seller Policies (in all cases, other than actual or de facto self-insurance arrangements) after the First Closing or Second Closing, as applicable, shall be for the benefit of Purchaser (and Seller and its Subsidiaries shall use their reasonable best efforts to obtain such recoveries) to the extent such claims and proceeds are in respect of the Business (in each case, other than the Excluded Assets and the Excluded Transferred Entity Assets) arising from any event, act or omission prior to the applicable Closing, and Seller shall cause such proceeds to be transferred to Purchaser promptly after such proceeds are received by Seller after the applicable Closing; provided, however, that such proceeds shall be for the benefit of, and shall be kept by, Seller to the extent such proceeds are reimbursements (x) for expenditures that have been made prior to the applicable Closing by Seller or (y) that relate to Retained Liabilities.  If (i) Purchaser would be entitled to the proceeds of a claim made after the applicable Closing under an occurrence based Seller Policy or under directors’ and officers’ and fiduciary liability policies that are Seller Policies (other than any actual or de facto self-insurance arrangement) relating to the period prior to the applicable Closing and (ii) Purchaser informs Seller in a timely manner of such claim, then Seller shall report and pursue such claim in a manner that is at least as favorable to the claimant as the manner in which Seller reports and pursues claims by itself or its then-existing Subsidiaries; provided that, if the insurer disputes such claim, then Seller shall only be required to contest such position of the insurer if Purchaser pays, without right to reimbursement or indemnity from Seller, the reasonable and documented out-of-pocket costs and expenses of such contest (without regard to the outcome of such dispute).  With respect to insurance coverage written on a claims made basis (other than directors’ and officers’ and fiduciary liability policies), Seller and its Affiliates shall have no Liability to Purchaser and its Affiliates or the Business under such insurance coverage in connection with claims made after the applicable Closing and notwithstanding anything to the contrary in Section 12.04(a), Purchaser shall not be obligated to seek recovery or make any claim under any such insurance coverage.  From and after the applicable Closing, Seller shall, and shall cause its Subsidiaries (other than the Transferred Entities) to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director or officer of the Business (an “Employee Indemnified Party”) as provided in (A) the organizational documents of Seller and its Subsidiaries (other than the Transferred Entities), or (B) agreements between an Employee Indemnified Party and Seller or any of its Subsidiaries (other than the Transferred Entities, in each case in effect at the applicable Closing Date, to survive the applicable Closing and to continue in full force and effect for a period of not less than six years after the applicable Closing Date, or, if longer, for such period as is set forth in any applicable agreement with an Employee Indemnified Party in effect on the date of this Agreement.  Seller shall, or shall cause its Affiliates to, maintain in effect the Seller Policies providing directors’ and officers’ and fiduciary liability coverage for the Transferred Entities for the remaining term of such policies and for six years following the applicable Closing shall not, and shall cause its Affiliates to not, enter into any renewal or replacement thereof that would have the effect of excluding the Employee Indemnified Parties from coverage thereunder.

(d)           Purchaser shall cooperate as reasonably requested by Seller and its Subsidiaries (at the expense of Seller) to obtain the return or release of all bonds, security, credit support, parent guaranties, and indemnifications given by Seller and its Subsidiaries (other than by the Transferred Entities without any credit support from Seller and its Subsidiaries, other than the Transferred Entities) in connection with the Business; provided, that neither Purchaser nor any of its Affiliates (including, after the Closings, the applicable Transferred Entities) shall be obligated to make any payments or incur any costs or expenses or post any bond, security, letter of credit, guaranty or other collateral or provide any indemnification in connection therewith.  If, notwithstanding Purchaser’s compliance with the foregoing sentence, any such bonds, security, credit support, parent guaranties or indemnifications remain outstanding following the applicable Closing, Purchaser shall indemnify and hold harmless Seller and its Subsidiaries from and against all Losses suffered or incurred by them in connection with such bonds, security, credit support, parent guaranties or indemnifications.

Section 6.07                      Certain Services and Benefits Provided by Affiliates; Intercompany Matters; Further Assurances.

(a)           Purchaser acknowledges that the Business currently receives Overhead and Shared Services from other business units of Seller and its Subsidiaries.  Purchaser further acknowledges that, except as otherwise expressly provided in the Supply Agreements, the HHI Transition Services Agreement and the TLM Transition Services Agreement or as set forth in Section 6.07(a) of the Seller Disclosure Schedule, (i) as it relates to the HHI Business, all such Overhead and Shared Services shall cease, and any agreement with Seller or any Affiliate of Seller in respect thereof shall terminate, as of the First Closing Date, and (ii) as it relates to the TLM Business, all such Overhead and Shared Services shall cease, and any agreement with Seller or any Affiliate of Seller in respect thereof shall terminate, as of the Second Closing Date, without any further Liability to Purchaser, the Business or any Transferred Entity.

(b)           Except as otherwise contemplated by this Agreement or the Ancillary Agreements or as set forth in Section 6.07(a) of the Seller Disclosure Schedule, Purchaser and Seller agree and shall cause their respective Subsidiaries or, in the case of Purchaser, its Affiliates, to agree (and Purchaser shall cause the Transferred Entities to agree) that, from and after the First Closing, all rights and obligations of any party under all Contracts between Seller and its Subsidiaries (other than the Transferred Entities and the Business), on the one hand, and the Transferred Entities and the Business, on the other hand, (including all intercompany receivables and payables between such entities) shall terminate and be cancelled without any further Liability, including Liability relating to any period prior to the First Closing (except with respect to Liabilities relating to TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities, which shall terminate and be cancelled without any further Liability, including Liability relating to any period prior to the Second Closing, as of the Second Closing).  For the avoidance of doubt, immediately prior to the applicable Closing, Seller shall cause any Indebtedness owing from any of the Transferred Entities to Sellers or any of its Subsidiaries (other than the Transferred Entities) to be discharged or released without any Liability to Purchaser, the Business or any Transferred Entity.

(c)           Each of the parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Transferred Assets or Purchased Companies Equity Interests as provided in this Agreement.  Without limiting the foregoing, the parties shall prepare, execute and deliver whatever reasonable supplemental agreements, instruments or other documentation is necessary to consummate the transfer of the Purchased Companies Equity Interests in accordance with the applicable Laws of the jurisdictions under which the Transferred Entities are organized and on and subject to the terms and conditions of this Agreement; provided that, notwithstanding anything to the contrary in such agreements, instruments and documentation, nothing in such agreements, instruments and documentation shall supersede or otherwise amend or modify the rights and obligations provided for in this Agreement and, in the event of any conflict or alleged conflict between such agreements, instruments and documentation, on the one hand, and this Agreement, on the other hand, the terms and conditions of this Agreement (including Article XII and Article XIII) shall prevail.  Without limiting the foregoing, from and after the First Closing (or, with respect to TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities, the Second Closing) (i) Seller shall (and shall cause its Subsidiaries to) do all things necessary, proper or advisable under applicable Law as reasonably requested by Purchaser (A) to put Purchaser in actual possession, ownership and control of the Transferred Assets and Purchaser shall cooperate with Seller for such purpose and (B) to assure that Seller and its Subsidiaries, rather than Purchaser or any of its Affiliates, are the obligors in respect of all Retained Liabilities and (ii) Purchaser shall do all things necessary, proper and advisable under applicable Law as reasonably requested by Seller (A) (at Seller’s expense) to transfer to Seller (or such other Person as Seller shall indicate) any Excluded Assets and Excluded Transferred Entity Assets that Purchaser, any Transferred Entity or any of their respective Affiliates may possess, (B) to assure that Purchaser, rather than Seller or any of its Subsidiaries, is the obligor in respect of all Assumed Liabilities, and Seller shall cooperate with Purchaser for such purposes and (C) except as otherwise provided in the Trademark License Agreement, the HHI Supply Agreement and in this Section 6.07(c) and Section 6.08, to cease the use or deployment by the Business of those names and Trademarks set forth in Section 6.07(c)(ii)(C) of the Seller Disclosure Schedule (“Retained Trademarks”).  Purchaser shall, upon the request of Seller, and at no cost to Seller (other than reimbursement of out-of-pocket expenses), make the Transferred Employees available at reasonable times and cooperate in all reasonable respects with Seller and its Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Schedule) filed or claimed against Seller or any of its Affiliates or any of the respective agents, directors, officers and employees of Seller and its Affiliates, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the applicable Closing Date (including in each case by making Transferred Employees available at reasonable times to provide information and discovery documentation, take depositions and testify).  Notwithstanding anything herein to the contrary, Purchaser shall (i) for a period of six months after the applicable Closing Date, have the right to use any existing signs, billboards, advertisements, vehicle and equipment markings, stationary, letterhead, sales literature, invoices, purchase orders, forms, business cards and other media, including respective online material, bearing or incorporating any names listed on Section 6.07(c)(ii)(C) of the Seller Disclosure Schedule, (ii) have the right to use any existing containers, product tags, labels, packaging or other similar materials bearing or incorporating any names listed on Section 6.07(c)(ii)(C) of the Seller Disclosure Schedule until the exhaustion of such materials, and (iii) within a period of ninety (90) days after such Closing Date, change all corporate names incorporating any of the Retained Trademarks; and, for the avoidance of doubt, at the end of the foregoing time-periods, Purchaser and its Affiliate shall cease the sale, distribution or use of any such products, materials or names bearing or incorporating any of the Retained Trademarks (except as expressly permitted under the Trademark License Agreement, the HHI Supply Agreement or this Agreement).  Notwithstanding anything herein to the contrary, Seller shall (x) for a period of six months after the Second Closing Date, have the right to use any existing signs, billboards, advertisements, vehicle and equipment markings, stationary, letterhead, sales literature, invoices, purchase orders, forms, business cards and other media, including respective online material, bearing or incorporating any Trademarks within the Transferred TLM Assets, (y) have the right to use any existing containers, product tags, labels, packaging or other similar materials bearing or incorporating any Trademarks within the Transferred TLM Assets until the exhaustion of such materials, and (z) within a period of ninety (90) days after the Second Closing Date, change all corporate names incorporating any of the Trademarks within the Transferred TLM Assets; and, for the avoidance of doubt, at the end of the foregoing time-periods, Seller and its Affiliates shall cease the sale, distribution or use of any such products, materials or names bearing or incorporating any of the Trademarks within the Transferred TLM Assets.

Section 6.08                      Other Intellectual Property.

(a)           Effective as of the applicable Closing Date, and excluding any Trademarks, with respect to any Intellectual Property included in the Excluded Assets or the Excluded Transferred Entity Assets owned or licensed (to the extent that such Intellectual Property can be sublicensed on the terms herein without any consent, payment or other consideration and without any relinquishment or forbearance of any rights, and, in any event, excluding any software or Intellectual Property used for Overhead and Shared Services) by Seller and its Affiliates as of the applicable Closing Date that is used, held for use by or necessary to the operation of the Business as of the applicable Closing Date (including with respect to products in development), Seller does hereby, and shall cause its Affiliates to, grant Purchaser in and to such Intellectual Property a perpetual, irrevocable, worldwide, non-exclusive, royalty-free license to use, reproduce, publish, display, perform, make, have made, sell, offer, import or otherwise exploit, solely in connection with the Business, any product, process, work or service.

(b)           Effective as of the Second Closing Date, and excluding any Trademarks, with respect to any Intellectual Property included in the Transferred TLM Assets owned by Purchaser as of the Second Closing Date that is used, held for use by or necessary to the operation of the business of Seller and its Affiliates, other than the Business, as of the Second Closing Date (including with respect to products in development), Purchaser does hereby, and shall cause its Affiliates to, grant Seller and its Affiliates in and to such Intellectual Property a perpetual, irrevocable, worldwide, non-exclusive, royalty-free license to use, reproduce, publish, display, perform, make, have made, sell, offer, import or otherwise exploit, solely outside of the Business, any product, process, work or service.

(c)           For the avoidance of doubt, Seller and its Affiliates have no rights to use the Trademarks set forth on Schedule A to the SmartKey Trademark License Agreement other than pursuant to the terms of the SmartKey Trademark License Agreement and the HHI Supply Agreement.

(d)           Section 6.08 shall not obligate any party to deliver any further information or tangible materials to the other party beyond that set forth elsewhere in this Agreement.  Each party shall use its reasonable efforts to maintain any trade secrets or other confidential information contained within such information or materials as confidential, including refraining from disclosing such trade secrets or confidential information to any other Person other than pursuant to reasonable confidentiality terms.

(e)           A party may sublicense the rights contained within Section 6.08(a) or Section 6.08(b) without prior written consent only in a manner consistent with how such party sublicenses its own comparable Intellectual Property including by the inclusion of reasonable confidentiality terms.

(f)           No party may assign the rights contained within Section 6.08(a) or Section 6.08(b) without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed; provided, that either party may assign such rights in whole or in part without the prior written consent of the other party (i) in connection with any merger, public offering, consolidation, reorganization, or sale of substantially all of the assets or any divisions, businesses, operating units or portion of such party or (ii) to such party’s Affiliates.

(g)           For the period commencing upon the First Closing Date and ending upon the date five (5) years after the First Closing Date, in the event that either party (i) becomes aware that it does not have in its possession certain technical schematics, designs, manuals, records and other documentation owned by either party and used in the operation of the Business or the operations of Seller’s or its controlled Affiliates’ businesses as of the applicable Closing Date (in each case, including with respect to products in development) (“Materials”) and (ii) has a reasonable belief that the other party may have such Materials in its possession, then, upon such party’s request, the other party shall use commercially reasonable efforts to make copies of such Materials available to the requesting party for their use in connection with their business without any further consideration owed in connection therewith.

(h)           Prior to the applicable Closing Date, Seller shall revise Section 1.01(n)(3), (5), (6), Section 1.01(y)(v), and Section 4.14(a)(1) of the Seller Disclosure Schedule to ensure that all the Intellectual Property listed on any of the foregoing sections is correctly disclosed on one of the applicable foregoing sections of the Seller Disclosure Schedule.  A failure by Seller to so revise Section 1.01(n)(3), (5), (6), Section 1.01(y)(v), and Section 4.14(a)(1) of the Seller Disclosure Schedule, if such revision is necessary to make any such section of the Seller Disclosure Schedule correct, shall be considered a breach of Section 4.14 for the purposes of this Agreement, including Article XII.

(i)           Prior to the First Closing Date, Seller shall use commercially reasonable efforts (without payment or other consideration and without any relinquishment or forbearance of any right) to terminate that certain License Agreement, dated as of December 1, 2011, by and between the Stanley Works Pty. Ltd. and Gainsborough Hardware Industries Limited.

Section 6.09                      Ancillary Agreements.

(a)           On the First Closing Date, each of Purchaser and Seller shall (or, if applicable, each shall cause its Subsidiaries or, in the case of Purchaser, its designated Affiliates to) execute and deliver each of the HHI Ancillary Agreements to which it is a party if such HHI Ancillary Agreement has not been previously executed.

(b)           On the Second Closing Date, each of Purchaser and Seller shall (or, if applicable, each shall cause its Subsidiaries or, in the case of Purchaser, its designated Affiliates to) execute and deliver each of the TLM Ancillary Agreements to which it is a party if such TLM Ancillary Agreement has not been previously executed.

Section 6.10                      Maintenance of Books and Records; Cooperation.  After the First Closing (or, to the extent it relates to TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities, the Second Closing), each of the parties hereto shall preserve, until at least the seventh anniversary of the First Closing Date or Second Closing Date, as applicable, all pre-closing records (including, for the avoidance of doubt, any loss run information with respect to Seller Policies, and any updates thereto) possessed or to be possessed by such party to the extent relating to the Business, the Overhead and Shared Services or the Excluded Transferred Entity Assets.  After the First Closing Date (or, to the extent it relates to TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities, the Second Closing) and up until at least the seventh anniversary of the First Closing Date or Second Closing Date, as applicable, upon any reasonable request from a party hereto or its Representatives, the party holding such records shall (a) provide to the requesting party or its Representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its Representatives to make copies of such records, in each case at no cost to the requesting party or its Representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law (it being understood that each party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other party to occur without so jeopardizing privilege or contravening such Law, duty or agreement).  Such records may be sought under this Section 6.10 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, financial reporting, tax, litigation, federal, foreign, or state securities disclosure or other similar needs of the party seeking such records.  Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party at requesting party’s expense shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.  In addition, following the applicable Closing, each party agrees to provide, and shall cause its Subsidiaries and their respective Representatives to provide, such cooperation and assistance to the other party, its Subsidiaries and their respective Representatives (including, for the avoidance of doubt, such party’s auditors), as may be reasonably requested by such other party upon reasonable advance written notice, in connection with the audit, accounting, financial reporting, tax, litigation, federal, foreign or state securities disclosure or other similar needs of such requesting party; provided, that such cooperation and assistance shall be provided at the requesting party’s expense.  Without limiting the generality of the foregoing, from and after the First Closing, Seller shall, at Purchaser’s expense, provide such cooperation and assistance to Purchaser as may reasonably requested by Purchaser in writing in connection with the termination of the Chinese Joint Venture Agreement and the termination and winding down of the Chinese Joint Venture on or prior to December 31, 2015, including participating in any negotiations or discussions with Purchaser and Zhongshan Xiaolan Industrial Company or any applicable Governmental Authority.

Section 6.11                      Deletion of Non-Transferred Software.  Purchaser agrees that, following the applicable Closing Date, Purchaser shall, and shall cause each of its Affiliates to instruct its and their employees not to use any third-party software loaded on the Equipment included in the Transferred Assets or the assets of any Transferred Entity as of the applicable Closing Date if such software is not included in the Transferred Assets or the assets of such Transferred Entity or licensed to Purchaser for such use, except as otherwise provided in the applicable Transition Services Agreement.  Purchaser shall use commercially reasonable efforts (at Purchaser’s expense) as soon as is reasonably practical following the applicable Closing Date, to delete all such software from any of the Equipment on which it is installed, except as otherwise provided in the Transition Services Agreement.

Section 6.12                      Endorsement of Checks.  Seller hereby authorizes Purchaser following the applicable Closing to endorse for deposit only its name on and collect for Purchaser’s account any checks received in payment of any accounts receivable included in the Transferred Assets, and any refunds of deposits, prepaid expenses and similar amounts included in the Transferred Assets.

Section 6.13                      Divestment of the Business.  For a period of three years following the First Closing, except to the extent relating to the manufacturing and sale of Products described in clause (c) of the definition of “Restricted Activities,” Purchaser shall not, and shall cause its Subsidiaries and Affiliates (including the Transferred Entities) not to, directly or indirectly, sell, transfer, lease, license or convey all or any material portion of the Business, the Transferred Entities, the Transferred Assets or the Assumed Liabilities, to the Person identified in Section 6.13 of the Seller Disclosure Schedule or any of its Subsidiaries or Controlled Affiliates wherever located; provided, however that notwithstanding anything to the contrary contained herein, nothing in this Section 6.13 shall prohibit (a) Purchaser from consummating a Change of Control (as such term is defined in the Indenture relating to the 6.75% Senior Notes due 2020, as filed with the SEC on May 9, 2012, as may be amended or supplemented from time to time) involving the Person identified in Section 6.13 of the Seller Disclosure Schedule or any of its Subsidiaries or Controlled Affiliates wherever located or (b) a sale, transfer, lease, license or conveyance of all or any portion of the Business to the Person identified in Section 6.13 of the Seller Disclosure Schedule or any of its Subsidiaries or Controlled Affiliates wherever located (i) at the direction of the applicable lenders during the continuance of an event of default under the definitive agreements for the Debt Financing, or (ii) upon the exercise of remedies by the applicable lenders under the definitive agreements for the Debt Financing.

Section 6.14                      TLM Acquisition.

(a)           Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the TLM Acquisition as promptly as practicable on the terms contemplated as of the date hereof, without waiver or modification, except to the extent the failure to take such actions or do or cause such things to be done would not have an adverse effect on Purchaser and except as otherwise consented to by Purchaser in writing, not to be unreasonably withheld, conditioned or delayed.  Without limiting the generality of the foregoing, Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to obtain the right to elect or appoint the majority of the board of directors of TLM Taiwan as soon as practicable following the date hereof, including by causing TLM Taiwan to hold a special shareholder meeting for the election of directors, and Seller shall, and shall cause its applicable Subsidiaries to elect or appoint the majority of the board of directors of TLM Taiwan as soon as practicable after obtaining the right to do so.  Notwithstanding anything in this Agreement to the contrary, during the period following the date hereof until the earlier of the Second Closing Date and the termination of this Agreement pursuant to its terms, Seller agrees to (i) keep Purchaser reasonably informed of any material developments, events, and occurrences relating to the TLM Acquisition, (ii) provide Purchaser with periodic updates regarding progress on the TLM Acquisition, and (iii) consult with Purchaser in good faith prior to making any material decision or taking any material action with respect to the TLM Acquisition or the TLM Business.

(b)           Between the date hereof and the Second Closing, Seller shall not undertake any investigation, improvements or other work with regard to the wastewater treatment system (the “WWTP”) or air emission controls at the Tong Lung Site without (i) providing a written description of the proposed work to Purchaser, (ii) affording Purchaser a reasonable opportunity to evaluate such proposed work, and (iii) obtaining Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, to such work.  Any such improvements to the WWTP or air emission control system shall comply with all applicable Environmental Laws and shall be based on commercially reasonable decisions as to the nature of such improvements consistent with those that would be undertaken by an operator that was not selling such facility.  For the avoidance of doubt, Seller shall not have any liability or obligation to Purchaser following the Second Closing for the matters described in this Section 6.14(b), except to the extent (x) such matter is a Retained Environmental Liability, or (y) such liability or obligation relates to a breach of this Section 6.14, subject, in each case, to the applicable limitations in Article XII.

Section 6.15                      Financing.

(a)           Purchaser shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Debt Financing Commitment, without the prior written consent of Seller, if such amendment, modification, waiver or replacement (i) (A) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount) to an amount that is below an amount that, assuming the accuracy of the representations and warranties contained in Article III and Article IV,  is sufficient to complete the transactions contemplated by this Agreement and pay all fees and amounts in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, or (B) imposes new or additional conditions or otherwise adversely expands, amends or modifies any of the conditions to the receipt of the Debt Financing, in the case of this clause (B), in a manner that would reasonably be expected to (1) materially delay or prevent either the First Closing or the Second Closing, (2) materially delay or impair the availability of the Debt Financing at the First Closing or the satisfaction of the conditions to obtaining the release of the Estimated TLM Purchase Price from the TLM Purchase Price Escrow Account at the Second Closing or materially impede the satisfaction of the conditions to obtaining the Debt Financing at the First Closing or (3) otherwise materially adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Financing Commitment or the definitive agreements with respect thereto (collectively, the “Restricted Financing Commitment Amendments”) (provided that, subject to the limitations set forth in this Section 6.15, Purchaser may amend the Debt Financing Commitment (I) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date hereof, but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Financing Commitment Amendment, or (II) in connection with an alternative financing as contemplated by clause (b) of this Section 6.15) or (ii) results in the early termination of the Debt Financing Commitment.

(b)           Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Financing Commitment, including using its reasonable best efforts to (1) maintain in effect the Debt Financing Commitment (including by complying with so-called “flex” provisions) until the funding of the Debt Financing at or prior to the First Closing, (2) satisfy on a timely basis (or obtain a waiver of) all conditions to obtaining the Debt Financing at the First Closing as set forth in the Debt Financing Commitment (other than those that are solely within the control of Seller and its Subsidiaries) and comply with all of its material obligations thereunder, (3) negotiate, execute and deliver definitive agreements (which with respect to the bridge facility documentation shall not be required until reasonably necessary in connection with the funding of the Debt Financing) with respect to such Debt Financing on the terms and conditions (including the “flex” provisions) contemplated by the Debt Financing Commitment (and provide executed copies of such definitive agreements to Seller) or on other terms in the aggregate materially no less favorable to Purchaser or the interests of Seller, as to conditionality, than the terms and conditions in the Debt Financing Commitment (provided that in no event shall any such definitive agreement contain terms (other than those included in the Debt Financing Commitment) that would constitute Restricted Financing Commitment Amendments), (4) fully pay any and all commitment fees or other fees required by the Debt Financing Commitment, and (5) upon satisfaction of the conditions set forth in the Debt Financing Commitment, consummate the Debt Financing at or prior to the First Closing.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitment, Purchaser shall promptly notify Seller and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources for such portion on terms and conditions (x) not materially less favorable to Purchaser than the Debt Financing Commitment, (y) with conditions to the funding of the Debt Financing not materially less favorable to the interests of Seller than those included in the Debt Financing Commitment, and (z) in an amount sufficient to consummate the transactions contemplated hereby, including the payment of the Estimated HHI Purchaser Price, the Estimated TLM Purchase Price, the amounts to be paid pursuant to Section 2.04 and Section 2.05 (if any) and all related fees and expenses promptly following the occurrence of such event, and in any event prior to or on the First Closing Date, if obtained, Purchaser shall promptly deliver to Seller true and complete copies of a new financing commitment pursuant to which any such alternative source shall have committed to provide Purchaser with any portion of the Debt Financing.  Purchaser shall keep Seller reasonably informed and in reasonable detail with respect to all material developments concerning the Debt Financing.  Without limiting the generality of the foregoing, Purchaser shall promptly notify Seller in writing of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both could reasonably be expected to give rise to any breach or default) by any party to the Debt Financing Commitment of which Purchaser has become aware, which breach or default if not cured could reasonably be expected to result in the unavailability of the Debt Financing or any termination of any of the Debt Financing Commitment, (ii) of the receipt by Purchaser or any of its Affiliates or their respective employees, agents or representatives of any notice or other communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive agreement related thereto or (y) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive agreement related thereto, and (iii) if for any reason Purchaser believes in good faith that (1) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to the Debt Financing Commitment or any definitive agreement related thereto or (2) there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Debt Financing Commitment on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment or the definitive agreements related thereto.  References in this Agreement to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as permitted by this Section 6.15 to be amended, modified or replaced (including, replacement with alternative financing and alternative financing commitments pursuant to this Section 6.15) and references to “Debt Financing Commitment” shall include such documents as permitted by this Section 6.15 to be amended, modified or replaced (including replacement with alternative financing commitments pursuant to this Section 6.15), in each case from and after such amendment, modification or replacement.

(c)           Unless otherwise provided below, prior to the First Closing, Seller and its Subsidiaries shall provide to Purchaser, and shall use their reasonable best efforts to cause their respective directors, officers, employees, consultants, agents, financial advisors, attorneys, accountants and other representatives (collectively, “Representatives”) to provide to Purchaser, all cooperation that is reasonably requested by Purchaser in connection with the Debt Financing, including: (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective Financing Sources, investors and ratings agencies, and reasonably cooperating with the marketing efforts of Purchaser and its Financing Sources, in each case in connection with the Debt Financing, (ii) as promptly as reasonably practical, furnishing Purchaser and its Financing Sources and their respective Representatives with (1) the Required Information, (2) with regard to the audited financial statements included in the Required Information, an opinion issued by an independent registered public accounting firm and (3) such other pertinent and customary (as compared to other transactions of this size and nature) information (including financial information, other than as provided pursuant to clause (1) above), to the extent reasonably available to Seller and its Subsidiaries, regarding the Transferred Entities and the HHI Business as may be reasonably requested by Purchaser to be necessary in order to consummate the arrangement and borrowings of loans and offerings of debt securities contemplated by the Debt Financing (it being understood that the failure to provide audited financial statements as of and for the nine-month period ended September 29, 2012 prior to December 7, 2012 or audited financial statements as of and for the year ended December 29, 2012 prior to March 8, 2013 shall not be deemed a breach of this Section 6.15(c)(ii)), (iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, including reviewing and commenting on Purchaser’s draft of a business description and “Management’s Discussion and Analysis” of the financial statements to be included in offering documents relating to the Debt Financing, (iv) before the First Closing and, to the extent reasonably necessary to allow Purchaser or any of its Affiliates to consummate a Rule 144A bond offering, providing customary management representation letters in connection with the preparation of financial statements and other financial data of the Business and the Transferred Entities and requesting accountants’ consents in connection with the use of the Business’s and the Transferred Entities’ financial statements in offering documents for a Rule 144A bond offering, (v) using reasonable best efforts to assist Purchaser in connection with its preparation of pro forma financial information to the extent required for a Rule 144A bond offering (or reasonably requested by the Financing Sources) to be included in any offering documents (including, without limitation, customary estimates, forecasts, projections and other forward-looking financial information regarding the further performance of the Business, to the extent required for a Rule 144A bond offering or reasonably requested by the Financing Sources), (vi) executing and delivering as of the First Closing, on behalf of the Transferred Entities and the Business, any necessary pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Purchaser; provided that any obligations contained in all such agreements and documents shall be subject to the occurrence of the First Closing (or Second Closing in the case of TLM Philippines) and effective no earlier than the First Closing (or Second Closing in the case of TLM Philippines), (vii) obtaining a certificate of the Chief Financial Officer of the HHI Business with respect to solvency matters (to the extent relating to the HHI Business, but not other operations or holdings of Purchaser or its Affiliates) to the extent required by the Financing Sources, customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Debt Financing, (viii) taking all reasonable actions necessary to permit the prospective lenders involved in the Debt Financing and the Financing Sources to evaluate the Business’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the First Closing and to assist with other collateral audits, (ix) providing reasonable assistance to Purchaser for Purchaser to establish bank and other accounts, blocked account agreements, and lock box arrangements for the Transferred Entities to the extent necessary in connection with the collateral arrangements to be entered into in connection with the Debt Financing, (x) taking all corporate actions, subject to the occurrence of the First Closing, reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Debt Financing, (xi) providing all documentation and other information about the Business and the Transferred Entities as is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act to the extent reasonably requested at least five Business Days prior to the anticipated First Closing Date, (xii) using reasonable best efforts to obtain accountants’ comfort letters (it being understood, notwithstanding anything in this Agreement to the contrary, that, as a result of the potential for the preparation of audited financial statements as of and for the nine-month period ending September 29, 2012 and as of and for the 12-month period ending December 29, 2012, such comfort letters need not provide “negative assurance” comfort with respect to unaudited financial data or statements relating to the HHI Business as of dates or for periods ending between July 1, 2012 to September 28, 2012 and September 30, 2012 to December 28, 2012, respectively), legal opinions, surveys and title insurance at the expense of and as reasonably requested by Purchaser on behalf of the Financing Sources, and (xiii) without prejudice to Seller’s right to deliver, or the contents of, the HHI Closing Statement pursuant to Section 2.04(c) or the TLM Closing Statement pursuant to Section 2.05(b), within ten (10) Business Days after the First Closing Date, providing Purchaser with a preliminary closing balance sheet with respect to the HHI Business as of the First Closing Date and within ten (10) Business Days after the Second Closing Date, providing Purchaser with a preliminary closing balance sheet with respect to the TLM Business as of the Second Closing Date, in each case, that are prepared on a basis consistent with the Financial Statements with respect to the assets and liabilities conveyed to Purchaser, and assisting Purchaser and Purchaser’s registered independent public accounting firm in connection with Purchaser’s accounting firm’s audit procedures pertaining to such closing balance sheets; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the Business or operations of Seller and its Subsidiaries; and provided, further, that Seller, its Subsidiaries and their respective Representatives shall not be required to authorize, execute, deliver or perform under any agreement with respect to the Debt Financing that is not contingent upon the occurrence of the First Closing (or Second Closing in the case of TLM Philippines) or that would be effective prior to or simultaneous with the First Closing (or Second Closing in the case of TLM Philippines).  Neither Seller nor any of its Subsidiaries shall be required to pay any commitment or other similar fees or make any other out-of-pocket payment or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing in connection with the Debt Financing.  Seller, on behalf of the Business, hereby consents to the use of the Business’s logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Business, Seller or its Subsidiaries.

(d)           Prior to the First Closing, Seller and its applicable Subsidiaries shall timely file SEC documents and other materials with the SEC to the extent required by the SEC in accordance with Law to the extent such SEC documents relate specifically to any Transferred Entities or the Business.  In addition, if, in connection with a marketing effort contemplated by the Debt Financing Commitment prior to the First Closing, Purchaser reasonably requests Seller to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Business and the Transferred Entities, which Purchaser reasonably determines (in consultation with Seller) to include in a customary offering memorandum for the Debt Financing, then, upon Seller’s review of and reasonable satisfaction with such filing, Seller shall either (A) file such Current Report on Form 8-K or (B) permit Purchaser to file a Current Report on Form 8-K containing the same information.

(e)           None of Seller, its Subsidiaries and their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 6.15 and any information utilized in connection therewith.  Purchaser shall indemnify and hold harmless Seller, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.15 or any information utilized in connection therewith (other than arising from information provided by or on behalf of Seller or its Subsidiaries in writing, specifically for use in connection with the arrangement of the Debt Financing or the performance of their respective obligations under this Section 6.15), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of Seller or its Subsidiaries or any of their respective Affiliates and Representatives.  Purchaser shall, promptly upon the written request of Seller, advance or reimburse (as requested) Seller and its Subsidiaries for all reasonable and documented out-of-pocket costs that have been incurred by Seller and its Subsidiaries (including those of their respective Representatives) in connection with such cooperation.

(f)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.15 shall require, and in no event shall the reasonable best efforts of Purchaser be deemed or construed to require, Purchaser to (i) to pay any fees in excess of those contemplated in the Debt Financing Commitment (whether to secure waiver or any conditions contained therein or otherwise), (ii) amend or waive any of the terms or conditions hereof, (iii) consummate the First Closing at any time prior to the date determined in accordance with Section 2.06(a) or (iv) except to the extent required by the Debt Financing Commitment, use any cash or other assets on its balance sheet to pay any portion of the Purchase Price (other than, for the avoidance of doubt, payment of any Purchaser Termination Fee, to the extent applicable).

(g)           Notwithstanding any other provision of this Agreement to the contrary, Seller acknowledges and agrees that, except as and to the extent set forth in Section 6.15(a) and Section 6.15(b),  neither Purchaser nor any other Person (including any Financing Source, except to the extent set forth in the Debt Financing Commitment) has agreed to or is subject to any obligation, covenant or agreement to obtain or arrange the Debt Financing or financing from an alternative source to enable the consummation of the transactions contemplated hereby.  Notwithstanding any other provision in this Agreement to the contrary, Seller acknowledges and agrees that, except as and to the extent set forth in Section 5.07, neither Purchaser nor any other Person is making or has made any representation or warranty (whether express or implied) on behalf of Purchaser, its Affiliates or any of their respective employees, agents or representatives (including any Financing Source, except to the extent set forth in the Debt Financing Commitment) with respect to the Debt Financing or their ability to arrange, or the availability of, the Debt Financing or financing from an alternative source to enable the consummation of the transactions contemplated hereby.

(h)           After the First Closing, if reasonably requested by Purchaser, Seller and its Subsidiaries shall use their reasonable best efforts to cause the auditors that have audited their audited financial statements to permit the filing of such financial statements (and corresponding reports) with the SEC if so required in connection with a registration statement.

Section 6.16                      Certain Covenants.

(a)           As consideration for and to induce Purchaser to pay the consideration set forth in this Agreement, during the Restricted Period, Seller shall, and Seller shall cause each other Restricted Party not to, directly or indirectly, engage in any Restricted Activities that are not Permitted Activities; provided, that nothing in this Section 6.16 shall prohibit any Restricted Party from acquiring (by asset purchase, stock purchase, merger or consolidation) a business that engages in Restricted Activities that are not Permitted Activities (such business, an “Acquired Competitive Business”) and thereafter engaging in, or owning, operating, controlling, managing, financing or participating in, or attempting to do any of the foregoing, with respect to such Acquired Competitive Business, if:

(i)           such Acquired Competitive Business generated less than either (A) thirty percent (30%) of the net revenues of the combined businesses that are being acquired as part of the same transaction or related transactions in which such Acquired Competitive Business is being acquired (measured for the last 12 months for which such financial data are available prior to the execution of the definitive agreement for such acquisition (or the date of the consummation of such acquisition if there is no such definitive agreement)), or (B) $50 million in net revenues (measured for the last 12 months for which such financial data are available prior to the execution of the definitive agreement for such acquisition (or the date of the consummation of such acquisition if there is no such definitive agreement)); and

(ii)           Seller shall, only in the event that neither the condition in clause (i)(A) nor the condition in clause (i)(B) of this proviso were satisfied, promptly pursue and thereafter engage in one or more transactions that result in the sale, in a commercially reasonable manner, (or, at Seller’s election in its sole discretion, shut down) of such Acquired Competitive Business to the extent necessary so that the remaining Acquired Competitive Business would have satisfied either the condition in clause (i)(A) or the condition in clause (i)(B) of this proviso (for the avoidance of doubt the denominator to be used for purposes of measuring the condition in clause (i)(A) pursuant to this subparagraph (ii) shall be the same denominator used in subparagraph (i)).

Seller represents, stipulates and acknowledges on behalf of itself and the other Restricted Parties that: (x) the restrictive covenants contained in this Section 6.16(a) are a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby for which the Restricted Parties will receive a substantial financial benefit, and (y) it would impair the goodwill acquired by Purchaser and reduce the value of the Business obtained by Purchaser through the transactions contemplated hereby if such Restricted Party were to use its ability and knowledge in competition with Purchaser, its Affiliates or the Business, or to otherwise breach the obligations contained in this Section 6.16(a).

(b)           During the period commencing on the First Closing Date, or, if later, the Second Closing Date, and ending three (3) years following the First Closing Date, or, if later, the Second Closing Date (provided, that such period shall be extended by any period in which a Restricted Party is in violation of the covenants of this Section 6.16(b)), Seller shall not, and Seller shall cause each other Restricted Party not to, directly or indirectly:

(i)           contact, solicit or assist in the solicitation of, employ or retain any individual who is on the applicable Closing Date an employee of the Business, unless such individual is (A) no longer in the employ of the Business, (B) contacted or solicited through general non-targeted solicitation or advertisement in a newspaper, online or through an employment agency or (C) one of four such individuals hired by the Restricted Parties, in the aggregate, during the term covered by this Section 6.16(b)(i) so long such individual was not solicited in violation of this Section 6.16(b)(i); or

(ii)           contact, solicit, assist in the solicitation of, or cause any supplier, licensee or service provider with whom the Business has a commercial relationship, whether by contract or otherwise, to reduce, discontinue or alter in a manner adverse to the Business, such commercial relationship.

(c)           During the period commencing on the First Closing Date and ending three (3) years following the First Closing Date, or, if later, the Second Closing Date (provided, that such period shall be extended by any period in which Purchaser or any of its Subsidiaries or Controlled Affiliates is in violation of the covenants of this Section 6.16(c)), Purchaser shall not, and Purchaser shall cause each of its Subsidiaries and Controlled Affiliates not to, directly or indirectly, contact, solicit or assist in the solicitation of, employ or retain any individual who is on the Second Closing Date an employee of TLM Taiwan or Lucky Samoa and identified on Section 6.16(c) of the Seller Disclosure Schedule, unless such individual is (i) no longer in the employ of TLM Taiwan or Lucky Samoa, (ii) contacted or solicited through general non-targeted solicitation or advertisement in a newspaper, online or through an employment agency or (iii) one of four such individuals hired by the Purchaser, its Subsidiaries and Controlled Affiliates, in the aggregate, during the term covered by this Section 6.16(c) so long as such individual was not solicited in violation of this Section 6.16(c).

(d)           Each of the parties has carefully read this Section 6.16 and considered the restraints imposed upon, on the one hand, Seller and the other Restricted Parties and, on the other hand, Purchaser and its Subsidiaries and Controlled Affiliates, and is in full accord as to the necessity of such restrictive covenants for the reasonable and proper protection of, on the one hand, Purchaser, its Affiliates and the Business and, on the other hand, Seller and its Affiliates and their respective businesses, and agrees that each commitment and restraint imposed by the provisions of this Section 6.16 is fair and reasonable with respect to subject matter, geographic scope and time period.  It is expressly understood and agreed that although Seller and Purchaser consider such covenants to be fair and reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or any other restriction contained in this Section 6.16 is an invalid or unenforceable restriction against Seller, any of the Restricted Parties, Purchaser or any of its Subsidiaries or Controlled Affiliates, the provisions of this Section 6.16 shall not be rendered void but shall be deemed amended to apply to such maximum time and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is invalid or unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein, which shall be given full force and effect without regard to such finding.

(e)           Seller acknowledges that it has informed each of the other Restricted Parties of the restrictive covenants contained in this Section 6.16, to the extent applicable, and has directed each of the other Restricted Parties to comply with all of the provisions of this Section 6.16, to the extent applicable.  Seller hereby agrees to indemnify and hold harmless the Purchaser Indemnified Persons from and against any and all Losses suffered, incurred or sustained by any of them arising out of or in connection with the breach by any Restricted Party.

(f)           Purchaser acknowledges that it has informed each of its Subsidiaries and Controlled Affiliates of the restrictive covenants contained in this Section 6.16, to the extent applicable, and has directed each of its Subsidiaries and Controlled Affiliates to comply with all of the provisions of this Section 6.16, to the extent applicable.  Purchaser hereby agrees to indemnify and hold harmless the Seller Indemnified Persons from and against any and all Losses suffered, incurred or sustained by any of them arising out of or in connection with the breach by any Subsidiaries or Controlled Affiliates of Purchaser.

Section 6.17                      Pre-Closing Restructuring.  Notwithstanding anything to the contrary herein, prior to the consummation of the applicable Closing, Seller shall, and shall cause its applicable Subsidiaries to perform the actions set forth in Exhibit M hereto (the “Pre-Closing Restructuring”) with respect to the Excluded Transferred Entity Assets and the Excluded TLM Assets held by TLM Philippines.  For the avoidance of doubt, the Pre-Closing Restructuring shall be completed by Seller or its applicable Subsidiaries prior to the applicable Closing Date.

Section 6.18                      Bank Accounts.  During the period following the date hereof until the earlier of the applicable Closing Date and the termination of this Agreement pursuant to its terms, Seller shall, or cause its Subsidiaries to, use its reasonable best efforts to amend all agreements or arrangements governing each bank and brokerage account that is listed or described in Section 6.18 of the Seller Disclosure Schedule (each, a “HHI/TLM Bank Account”), so that (a) such HHI/TLM Bank Accounts, if currently linked (whether by automatic withdrawal, automatic deposit, or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Seller and its Subsidiaries (other than an HHI/TLM Bank Account) (each, a “Seller Bank Account”), are de-linked from Seller Bank Accounts as of, or promptly following, the applicable Closing, and (b) the authorization of employees of Seller and its Subsidiaries, other than those who will be employees of the Business after the applicable Closing, to access or control such HHI/TLM Bank Accounts shall be terminated as of, or promptly following, the applicable Closing, except to the extent necessary to comply with this Section 6.18 promptly following the applicable Closing and except as otherwise contemplated by the HHI Transition Services Agreement.

Section 6.19                      Notification of Certain Matters.  During the period following the date hereof until the earlier of the Second Closing Date and the termination of this Agreement pursuant to its terms, each of Seller and Purchaser shall give prompt notice to the other party upon receiving Knowledge of (a) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the transactions contemplated hereby or by the Ancillary Agreements, (b) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the transactions contemplated hereby or by the Ancillary Agreements, (c) the institution of any material Action involving Seller or any of its Subsidiaries or Purchaser, or (d) any material event, development, or occurrence (including any violation of Section 4.05(b)) that would reasonably be expected to give rise to a failure of a condition precedent set forth in Article IX.

Section 6.20                      Exclusivity.

(a)           During the period following the date hereof until the earlier of the applicable Closing Date and the termination of this Agreement pursuant to its terms, Seller shall not, and shall direct its Affiliates and Subsidiaries, and each of their respective Representatives not to directly or indirectly:  (i) encourage, facilitate, initiate, solicit or make any proposal or offer with respect to or enter into a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving the Business, or any purchase of all or a substantial portion of the assets of either the HHI Business or the TLM Business (a “Proposal”) with any Person other than Purchaser; (ii) other than informing Persons of the existence of this Section 6.20 or communicating that such Person is not permitted to engage in such activity at such time, engage in any negotiations concerning, or provide any information or data concerning the Business to, or have any discussions with, any Person other than Purchaser that has made a Proposal; or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person other than Purchaser to do or seek any of the foregoing.

(b)           Seller shall notify Purchaser orally and in writing promptly (but in any event no later than twenty-four (24) hours) after receipt by Seller, its Affiliates or Subsidiaries, or any of their respective Representatives of any Proposal from any Person other than Purchaser or any request for non-public information relating to the Business.  Such notice shall indicate the identity of the Person making the Proposal, or intending to make a Proposal or requesting non-public information or access to the books and records of the Business, the material terms of any such Proposal, or modification or amendment to such Proposal and copies of any written Proposals or amendments and supplements thereto.  Seller shall keep Purchaser informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such Proposal or request.  Notwithstanding the foregoing, Seller shall not be required to take any action that would violate any existing confidentiality agreement.

(c)           Seller shall, and shall direct its Affiliates and Subsidiaries, and each of their respective Representatives to, immediately terminate all discussions or negotiations with all Persons other than Purchaser who have made Proposals that are currently ongoing and shall promptly request the prompt return or destruction of any confidential information provided to (and terminate the VDR access of) such Person in connection with such Person’s consideration of a possible Proposal.

Section 6.21                      Financial Statements.    Prior to the applicable Closing, Seller shall, and shall cause its Subsidiaries to, provide to Purchaser (a) within thirty (30) days after the end of each fiscal quarter, an unaudited, combined balance sheet and unaudited, combined statement of income for the HHI Business (subject to the next sentence) and (b) within fourteen (14) days after each fiscal calendar month beginning on the first day of the first fiscal calendar month after the date of this Agreement, such monthly financial data and information as is regularly prepared for Seller’s internal use in respect of the HHI Business.  Such financial information contained in clauses (a) and (b) above shall be prepared by Seller and its Subsidiaries in accordance with Seller’s policies for preparation of such financial information and in a manner reasonably consistent with the Confidential Information Memorandum, dated May 2012 and the information as of June 30, 2012 set forth in Section 6.21 of the Seller Disclosure Schedule.

Section 6.22                      Assistance with Form 8-K Reporting Obligation.

(a)           Purchaser shall file the Purchaser’s Closing Form 8-K with the SEC no sooner than the last day on which it is due; provided, however, that if the First Closing occurs on or after February 5, 2013 and on or before February 11, 2013, Purchaser shall use its reasonable best efforts to file the Purchaser’s Closing Form 8-K with the SEC no later than February 11, 2013; provided, further, that if the First Closing occurs on or after March 25, 2013 and on or before March 29, 2013, Purchaser shall use its reasonable best efforts to file the Purchaser’s Closing Form 8-K with the SEC no later than March 29, 2013.  Notwithstanding the foregoing, Purchaser’s failure to file the Purchaser’s Closing Form 8-K within the time periods specified above shall not relieve the Seller of its obligations under Section 6.22(b).

(b)           If Purchaser’s Closing Form 8-K is filed with the SEC on or before March 29, 2013, Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain, within 71 days after the date of the filing of Purchaser’s Closing Form 8-K, an unqualified audit opinion from Ernst & Young LLP with respect to the financial statements of the HHI Business as of and for the nine months ended September 29, 2012, if such opinion has not been previously provided.  If Purchaser’s Closing Form 8-K is filed with the SEC after March 29, 2013, Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain, within 71 days after the date of the filing of Purchaser’s Closing Form 8-K, an unqualified audit opinion from Ernst & Young LLP with respect to the financial statements of the HHI Business as of and for the year ended December 29, 2012.  Seller shall use its reasonable best efforts to provide the Purchaser with financial statements and other information with respect to the Business necessary to prepare, and will reasonably cooperate with Purchaser’s preparation of, pro forma financial statements specified in Form 8-K and required to be included in such amendment.  Notwithstanding the foregoing, in the event that the audited financial statements have been previously provided to Purchaser, such financial statements and accompanying audit report may be filed with the SEC at any time permitted by Form 8-K, and in all cases, Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain the consent of Ernst & Young LLP to the filing of the relevant audit opinion.  Purchaser acknowledges and agrees that Seller shall not be deemed to have made any representations or warranties with respect to such financial statements, except that such financial statements will be prepared in good faith and in all material respects in accordance with the books of account and records of the HHI Business.  Purchaser shall, promptly upon the written request of Seller, reimburse Seller and its Subsidiaries, without any right to set off or counterclaim, for all reasonable and documented out-of-pocket costs that have been incurred by Seller and its Subsidiaries (including those of their respective Representatives, but not including any allocated Seller overhead charged to such Representatives) in connection with preparing such financial statements and obtaining such audit opinions.

(c)           Unless and until the Second Closing Provisions have been validly terminated pursuant to Section 11.03, Seller shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to ensure that the audited financial statements and corresponding unqualified audit opinions with respect thereto as of and for the nine-month period ended September 29, 2012 or as of and for the period ended December 29, 2012, as applicable, provided pursuant to Section 6.22(b) shall reflect, on a combined basis with the HHI Business, the financial condition and results of operations of TLM Taiwan and its Subsidiaries from Seller's acquisition of TLM Taiwan on August 15, 2012 through September 29, 2012 or December 29, 2012, as applicable.

(d)           To the extent not otherwise already provided and if requested by Purchaser in writing prior to May 15, 2013, for the purposes of filing a registration statement under the Securities Act, Seller shall, and shall cause each of its subsidiaries to, use its reasonable best efforts to provide the Purchaser as soon as reasonably practicable following such request financial statements covering periods subsequent to September 29, 2012 through and in any case no later than March 30, 2013 required to be included in a registration statement under the Securities Act together with other information with respect to the Business necessary to prepare (and will reasonably cooperate with Purchaser’s preparation of) pro forma financial statements required to be included therein; and will use its reasonable best efforts to obtain, if so required under the Securities Act, an unqualified audit opinion from Ernst & Young LLP with respect to such financial statements and such firm's consent to the filing of such report.  Purchaser shall, promptly upon the written request of Seller, reimburse Seller and its Subsidiaries, without any right to set off or counterclaim, for all reasonable and documented out-of-pocket costs that have been incurred by Seller and its Subsidiaries (including those of their respective Representatives, but not including any allocated Seller overhead charged to such Representatives) in connection with preparing such financial statements and obtaining such audit opinions.

Section 6.23                      TLM Ancillary Agreements; TLM Separation Plan.

(a)           Prior to the Second Closing, the parties shall jointly prepare a definitive supply agreement and a definitive transition services agreement, in each case containing the terms set forth in Exhibit H and otherwise on terms substantially similar to, in the case of such definitive supply agreement, the HHI Supply Agreement and, in the case of such definitive transition services agreement, the HHI Transition Services Agreement.

(b)           Prior to the Second Closing, the parties shall jointly prepare (i) a detailed separation plan and (ii) joint operating budget for the TLM Business and the business of TLM Taiwan, which shall be in effect and binding on the parties from and after the Second Closing and until three (3) years from the Second Closing Date unless amended, modified, replaced or supplemented from time to time by mutual agreement of the parties after the Second Closing Date (the “TLM Separation Plan”); provided, however, if the parties fail to prepare or otherwise agree on the TLM Separation Plan by the time the Second Closing is to occur pursuant to Section 2.06(b), Exhibit O shall constitute the TLM Separation Plan for all purposes hereunder.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01                      Offers of Employment.

(a)           Prior to the applicable Closing Date, Seller shall update Section 1.01(g), Section 1.01(j) and Section 1.01(m) of the Seller Disclosure Schedule to reflect new hires and terminations of employment between the date hereof and the tenth Business Day prior to the applicable Closing Date.  On the applicable Closing Date, Seller shall provide Purchaser with a list of all employees on such schedule whose employment terminated following the delivery of the updated schedule pursuant to the immediately preceding sentence.  No employees shall be hired within ten Business Days prior to the applicable Closing Date without Seller’s consent (which shall not be unreasonably withheld).  Prior to the applicable Closing Date, Purchaser shall, or shall cause one of its applicable Affiliates to, offer employment to each HHI Employee and Deferred Transfer Employee listed on Section 1.01(g) and Section 1.01(m) of the Seller Disclosure Schedule (as such list is updated pursuant to the first sentence of this Section 7.01(a)), and Purchaser may offer employment to each Listed Employee, in each case who is on the employment rolls of Seller or a Subsidiary of Seller immediately prior to the applicable Closing Date and (i) is actively employed on such date or is absent from employment due to vacation or temporary illness not reasonably expected to exceed five (5) days (the “Current Employees”) or (ii)(x) is absent from work due to short or long-term disability or an authorized leave of absence, (y) has the right to return to employment following expiration of such absence under applicable Law, in each case effective as of the expiration of the period of absence, and (z) returns to employment within one hundred eighty (180) days following the applicable Closing Date or such longer period as is permitted under applicable Law in respect of Employees on military leave who are listed on Section 7.01(a) of the Seller Disclosure Schedule (the “Leave Employees” and, together with the Current Employees, the “Closing Date Employees”).  Purchaser is not required to offer employment to any Listed Employee, but if it elects to offer employment, it must do so in accordance with the terms set forth in this Article VII.  All such offers of employment to (i) each Current Employee shall provide for employment with Purchaser or an applicable Affiliate of Purchaser to commence effective as of 11:59 P.M., local time, on the applicable Closing Date and (ii) each Leave Employee shall provide for employment with Purchaser or an applicable Affiliate of Purchaser to commence at the expiration of such Leave Employee’s leave or period of disability.  All such offers of employment shall be made in accordance with the applicable provisions of this

Section 7.01.  Each Closing Date Employee who accepts Purchaser’s or one of its Affiliate’s offer of employment and whose employment with Purchaser or one of its Affiliates commences as of the applicable Closing Date, or with respect to a Leave Employee, upon the expiration of his leave of absence, together with each HHI Employee or TLM Employee, as applicable, employed by a Transferred Entity and each Closing Date Employee whose employment is transferred to Purchaser or an Affiliate of Purchaser by operation of Law, shall be referred to herein as a “Transferred Employee”; provided, that a Leave Employee shall not be treated as a Transferred Employee until the expiration of the Leave Employee’s period of absence, and the date on which any such Transferred Employee commences employment with Purchaser or one of its Affiliates shall be referred to herein as the Transferred Employee’s “Transfer Date.”  For the avoidance of doubt, in no event shall any Employee on a leave of absence from employment become a Transferred Employee if such leave of absence extends beyond one hundred eighty (180) days following the applicable Closing Date other than employees on military leave who are listed on Section 7.01(a) of the Seller Disclosure Schedule.  For the avoidance of doubt, the Transfer Date for all HHI Employees and Listed Employees other than Leave Employees shall be the Closing Date.  In the event that the employment of an HHI Employee or TLM Employee transfers automatically to Purchaser or its Affiliate upon the occurrence of the applicable Closing Date by operation of Law, Purchaser and Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are reasonably necessary or appropriate such that the employment of such HHI Employee or TLM Employee will transfer to Purchaser or its Affiliate automatically as of the Transfer Date.  A Current Employee who arrives at his then applicable place of employment in the Business on the first Business Day immediately following the applicable Closing Date shall be deemed for all purposes of this Agreement to have accepted Purchaser’s or one of its Affiliate’s offer of employment for all purposes of this Agreement. Offers pursuant to this Section 7.01(a) shall comply in all respects with such applicable Law (including with respect to compensation and benefits) and may, if Seller reasonably requests, make employment contingent upon the Transferred Employee’s waiver of any and all claims or right to severance in connection with the transfer of employment.

(b)           With respect to each U.S. Transferred Employee, Purchaser or its Affiliates shall provide such U.S. Transferred Employee with employment in a position that is substantially comparable to such U.S. Transferred Employee’s position immediately prior to the applicable Closing Date and, for the one-year period immediately following the applicable Closing Date, Purchaser or its Affiliates shall provide to each U.S. Transferred Employee (A) cash bonus opportunity and wage rates, as applicable, that are substantially comparable to those provided to such Transferred Employee immediately prior to the applicable Closing Date and (B) employee benefits that are substantially comparable in the aggregate to the benefits provided by Seller and its Affiliates immediately prior to the applicable Closing Date, without regard, in each case of (A) and (B), to equity-based compensation, defined benefit pension benefits, or post-termination health and welfare benefits.  Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Purchaser or any of its Affiliates to be obligated to continue the employment of any U.S. Transferred Employee for any period after the applicable Transfer Date

(c)           With respect to each U.S. Transferred Employee whose employment terminates during the one-year period immediately following the applicable Closing Date, Purchaser or its Affiliates shall provide severance benefits that are no less favorable than the better of (i) those severance or termination benefits applicable to such Transferred Employee as of immediately prior to the applicable Closing Date under a Benefit Plan disclosed and made available to Purchaser as of the date hereof in accordance with Section 4.09(a), and (ii) those provided under Purchaser’s severance plan, program, policy or practice (whether contractual or otherwise) applicable to such Transferred Employee on the date of such U.S. Transferred Employee’s termination.  For the avoidance of doubt, if during such one-year period, a Transferred Employee’s employment should terminate as a result of his or her desire not to accept a relocation that would result in a commute of more than fifty (50) miles from his or her office immediately prior to the applicable Closing Date, then Purchaser will be obligated to pay such Transferred Employee severance as described in the immediately preceding sentence.

(d)           With respect to each U.S. Transferred Employee, effective from and after the applicable Transfer Date, Purchaser or its Affiliates shall (i) recognize for all purposes (other than benefit accrual under a defined benefit pension plan or retiree medical plan) under all plans, programs and arrangements established or maintained by Purchaser or its Affiliates for the benefit of the U.S. Transferred Employees, service with Seller and its Affiliates through the applicable Transfer Date to the extent that such service was recognized under the corresponding HHI Benefit Plan or TLM Benefit Plan covering such U.S. Transferred Employees, including for purposes of eligibility, vesting and benefit levels and accruals, (ii) with respect to self-insured Purchaser Benefit Plans, waive, and with respect to insured Purchaser Benefit Plans, use commercially reasonable efforts to cause the applicable third-party insurer to waive, any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Seller or its Affiliates for the benefit of the Transferred Employees, except to the extent that such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding HHI Benefit Plan or TLM Benefit Plan and (iii) with respect to self-insured Purchaser Benefit Plans, provide, or with respect to insured Purchaser Benefit Plans, use commercially reasonable efforts to cause the applicable third-party insurer to provide, full credit for any co-payments, deductibles or similar payments made or incurred on or prior to the applicable Closing Date for the plan year in which the applicable Closing occurs.

(e)           Seller and Purchaser intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Transferred Employee prior to or upon the occurrence of the Transfer Date, including for purposes of any HHI Benefit Plan, Listed Employee Benefit Plan or TLM Benefit Plan that provides for separation, termination or severance benefits or that requires an Employee to repay his employer any amounts, including sign-on bonuses, tuition reimbursements and housing differential payments, upon a termination of employment, and that each such Transferred Employee will have continuous and uninterrupted employment immediately before and immediately after the Transfer Date, and Seller and Purchaser shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same.  Purchaser or its Affiliates shall bear all of the liabilities, obligations and costs relating to any claims made by any Employee for any statutory, common law, contractual (to the extent made pursuant to an HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan, or other arrangement permitted by Section 6.01(b)(x)), and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto but specifically excluding any claims for benefits or pension benefits under HHI Benefit Plans, Listed Employee Benefit Plan or TLM Benefit Plans with respect to service prior to the applicable Closing Date with Seller and its Affiliates) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising solely out of or in connection with the failure of Purchaser or its Affiliates to make an offer of employment to or continue the employment of any Employee in accordance with, and to the extent mandated by, the terms of this Agreement or any other individual who is entitled to transfer automatically to Purchaser or its Affiliates upon the occurrence of the applicable Closing by operation of Law, in each case, in accordance with this Agreement or Applicable Law.

(f)           Notwithstanding anything herein to the contrary (including Section 6.06), Seller shall be, or shall cause its Affiliates to be, responsible, either directly or through insurance policies maintained by Seller or its Affiliates, for all covered medical, vision, dental, prescription drug and other welfare plan expenses incurred, and claims for disability income benefits made, by any Transferred Employee or his or her dependents, on or prior to the Transfer Date.  Purchaser shall be, or shall cause its Affiliates to be, responsible for all covered medical, vision, dental, prescription drug and other welfare plan expenses incurred, and claims for disability income benefits made, by any Transferred Employee or his or her dependents after the Transfer Date.  Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies constituting any such benefits and (2) short- and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.  Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred either (i) prior to the Transfer Date by any Transferred Employee or (ii) on, prior to, or following the relevant Closing Date by any Employee who does not become a Transferred Employee.  Purchaser and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Transfer Date by any Transferred Employee.  A claim for workers compensation benefits shall be deemed incurred when the event giving rise to the claim occurs.

(g)           Notwithstanding any other provision of this Section 7.01 to the contrary, (i) with respect to each Non-U.S. Transferred Employee, (A) Purchaser or its Affiliates shall provide such Non-U.S. Transferred Employee with employment in a position that is substantially comparable to such Non-U.S. Transferred Employee’s position immediately prior to the applicable Closing Date, (B) effective from and after the applicable Transfer Date, Purchaser or its Affiliates shall provide to such Non-U.S. Transferred Employee each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law in the applicable non-U.S. jurisdiction (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense) and (C) for the one-year period immediately following the applicable Closing Date, Purchaser or its Affiliates shall provide to such Non-U.S. Transferred Employee other terms and conditions of employment (including seniority and other service credit) and types and amounts of compensation and benefits, without regard to equity-based compensation, defined benefit pension benefits or post-termination health and welfare benefits (excluding those items subject to clause (B), above), that are substantially comparable in the aggregate to those provided by Seller and its Affiliates, in each case, immediately prior to the applicable Closing Date (provided that base salaries, cash bonus opportunities and wage rates shall be substantially comparable to those provided immediately prior to the applicable Closing Date), (ii) with respect to Non-U.S. Transferred Employees covered by Labor Agreements, effective from and after the Transfer Date, Purchaser or one of its Affiliates shall comply with applicable Law concerning Labor Agreements in the context of this Agreement, and (iii) with respect to Transferred Employees located in Canada or Taiwan, Purchaser shall take the actions or provide the benefits listed on Section 7.01(g) of the Seller Disclosure Schedule, as applicable.

(h)           If any Employee requires a work permit, employment pass, visa or other legal or regulatory approval for his or her employment with Purchaser or its Affiliates, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause any such permit, pass, visa or other approval to be obtained and in effect prior to the Transfer Date, and Seller shall, and shall cause its Affiliates to, take all reasonably necessary or appropriate action at Purchaser’s expense, as reasonably requested by Purchaser, to assist in obtaining any such permit, pass, visa or other approval prior to the Transfer Date.

(i)           As of the Transfer Date, Seller shall provide to Purchaser and its Affiliates all employment records for each Transferred Employee required to be provided to Purchaser and its Affiliates under applicable Law and shall use commercially reasonable efforts to provide all employment records for any other Transferred Employee as reasonably requested by Purchaser the transfer of which is not prohibited by applicable Law or subject to such Transferred Employee’s consent.  Purchaser and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential to the extent required under applicable Law.

(j)           Unless otherwise required by Law, Purchaser shall, or shall cause its relevant Affiliate to, grant each Transferred Employee paid time off in an amount equal to such Transferred Employee’s accrued and unused vacation hours, as set forth for such Transferred Employee in Section 7.01(j) of the Seller Disclosure Schedule, as such amount shall be updated by Seller immediately prior to the applicable Transfer Date.  If such Transferred Employee terminates employment with Purchaser or an Affiliate of Purchaser prior to using such paid time off, Purchaser shall pay such Closing Date Employee an amount equal to compensation for any such paid time off upon such employment termination.  If accrued and unused vacation hours are not permitted by Law to be carried over to Purchaser as described in this Section 7.01(j), immediately prior to the applicable Transfer Date, Seller shall pay to each Transferred Employee the amount of compensation with respect to the accrued and unused vacation hours that is due and owing to such Transferred Employee as of immediately prior to the applicable Transfer Date, as set forth for such Transferred Employee in Section 7.01(j) of the Seller Disclosure Schedule and as updated by Seller immediately prior to the applicable Transfer Date.

(k)           Seller shall, and shall cause its Affiliates to, cooperate with Purchaser and its applicable Affiliates in respect of Purchaser’s efforts to hire at the relevant Closing Date the Current Employees and to retain at the relevant Closing Date the Transferred Employees and shall take no actions to cause any individual who would be as of the date hereof a Closing Date Employee or Transferred Employee to be transferred to any business or function of Seller or any of its Affiliates other than the Business.  Prior to the applicable Transfer Date, Purchaser may not communicate directly with any Employees until Seller has first been afforded a reasonable opportunity to review and comment on any proposed communications.  Seller (or any of its Affiliates) shall neither communicate directly with any Employees regarding the terms and conditions of their employment with Purchaser (or any of its Affiliates) nor make or deliver any formal written communications or oral representations to any Employees regarding Purchaser or its Affiliates, Purchaser’s offers of employment or such Employees’ transfers of employment, or any other compensation or personal matters relating to the transactions contemplated by this Agreement, in either case, until Purchaser has first been afforded a reasonable opportunity to review and comment on any such proposed communications.

(l)           As of the applicable Transfer Date, Purchaser shall have created an account under Purchaser’s FSA Plan for each Transferred Employee who, as of immediately prior to the Transfer Date, maintained a balance under Seller’s FSA Plan, and shall credit such account with an amount equal to such balance; provided, that to the extent that the FSA accounts are not reflected on the Closing Statement and notwithstanding anything in Section 2.04 or Section 2.05 to the contrary, then either (i) Seller shall transfer to Purchaser within sixty (60) days after the Transfer Date a cash payment equal to the excess, if any, of the aggregate amount withheld from the Transferred Employee’s compensation under Seller’s FSA Plan for the plan year in which the Transfer Date occurs over the aggregate amount reimbursed to the Transferred Employee under Seller’s FSA Plan for such plan year, or (ii) Purchaser shall transfer to Seller within sixty (60) days after the Transfer Date a cash payment equal to the excess, if any, of the aggregate amount reimbursed to the Transferred Employee under Seller’s FSA Plan for the plan year in which the Transfer Date occurs over the aggregate amount withheld from the Transferred Employee’s compensation under Seller’s FSA Plan for such year.  For purposes of this Section 7.01(l), the term “FSA Plan” shall mean a flexible spending account plan for medical and dependent care expenses maintained under Section 125 and Section 129 of the Code.  For purposes of clarification, nothing herein shall require Seller to establish an FSA Plan or FSA Plan account for any Employee in any year, and if no such FSA Plan or FSA Plan account exists, this Section 7.01(l) shall have no effect.

(m)           If applicable, Seller shall take all action necessary under the applicable HHI Benefit Plan, Listed Employee Benefit Plan or TLM Benefit Plan to permit each Transferred Employee who maintains a health savings account thereunder to roll over to Purchaser’s health savings account program in a direct trust-to-trust transfer, at the election of such Transferred Employee, the balance in such account, provided that Purchaser shall pay all administrative costs in connection with such trust-to-trust transfer.

(n)           Seller shall take all action necessary under each applicable tax-qualified defined contribution plan in the U.S. of Seller and its Affiliates (“Seller’s Savings Plan”) to permit each Transferred Employee who is a participant in such Seller’s Savings Plan to have any portion of an “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code) transferred in a “direct rollover” (as defined in A-3 of Treasury Regulation § 1.401(a)(31)-1) to a tax-qualified defined contribution plan in the U.S. maintained by Purchaser (“Purchaser’s Savings Plan”), to the extent that such Transferred Employee is then a participant in Purchaser’s Savings Plan, including a “direct rollover” of any note evidencing a participant loan under Seller’s Savings Plan.  Any rollover contemplated by this Section 7.01(n) shall be subject to the terms and conditions of the Purchaser’s Savings Plan.  In addition, effective as of the applicable Transfer Date, Seller shall adopt an amendment to Seller’s Savings Plan pursuant to which the account of each Transferred Employee shall be fully vested and nonforfeitable.

(o)           Notwithstanding anything herein to the contrary, to the extent that any Transferred Employee has received any sign-on bonus, tuition reimbursement payment, or housing differential payment prior to the applicable Transfer Date that, pursuant to the terms of the applicable HHI Benefit Plan, TLM Benefit Plan, or Listed Employee Benefit Plan and but for the transactions contemplated by this Agreement, would have been required to be repaid to Seller or its Subsidiaries due to such Transferred Employee’s termination of employment following the applicable Transfer Date, then upon such Transferred Employee’s termination such repayment shall be made to Purchaser or its designated Subsidiary, and neither Seller nor any of its Subsidiaries shall have any rights, title, or interest in such repayment.

Section 7.02                      Assumption of Assumed Benefit Plans; Transfer of Related Assets.

(a)           Notwithstanding anything in this Agreement to the contrary, effective as of the relevant Closing, Purchaser shall, or shall cause one of its Affiliates to, assume all of the rights, title, interests, obligations and liabilities under each of the Assumed Benefit Plans; provided, that in respect of the Kwikset Employees Trust (the “Trust”), Seller will use commercially reasonable efforts between the date hereof and the First Closing to cause the trustees of the Trust to take steps reasonably necessary to permit the employees of Kwikset and its successors who become Transferred Employees to be able to continue as beneficiaries of the Trust after the First Closing, and to transfer to Purchaser any sponsorship, control, or other interest that Seller may have in, and any obligations that Seller may have with respect to, the Trust.

(b)           Effective as of the relevant Closing Date, Purchaser shall, or shall cause one if its Affiliates to, assume sponsorship of, and shall succeed to all of the rights, title and interest (including the rights of Seller or any of its Affiliates, as applicable, if any, as plan sponsor, plan administrator or employer) under, each Assumed Benefit Plan, including, as provided in Section 7.02(a) in respect of the Trust.  The parties hereto shall use their reasonable commercial efforts to cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other after the relevant Closing Date in the execution of any documents, adoption of any corporate resolutions or the taking of all actions that are necessary and appropriate to effectuate such sponsorship and related transfers of Assumed Benefit Plans and related assets.

Section 7.03                      Liability for Employees.

(a)           Effective from and after the applicable Transfer Date, Purchaser shall, and shall cause its Affiliates to, be responsible for any and all Liabilities or obligations (i) arising under or with respect to any Purchaser Benefit Plan, (ii) with respect to any Transferred Employee to the extent accrued or incurred on or after the Transfer Date and attributable to events or circumstances occurring or arising on or after the Transfer Date (other than any such liability or obligation arising under any HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan, or Deferred Transfer Employee Benefit Plan other than an Assumed Benefit Plan), (iii) arising under or with respect to any Assumed Benefit Plan, (iv) with respect to any Employee or Former Employee employed or formerly employed by any Transferred Entity except, in the case of this clause (iv) only, for (A) Liabilities expressly retained by Seller under any HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan or Deferred Transfer Employee Benefit Plan, including Liabilities retained by Seller or its Affiliates pursuant to Section 7.01(f), or (B) Liabilities with respect to any Former Employee in respect of any period of employment with Seller or any Subsidiary of Seller other than a Transferred Entity, and (v) that transfer by operation of law.

(b)           Except as set forth in Section 7.01(e), Section 7.01(f) and Section 7.03(a), effective from and after the applicable Closing Date, Seller shall, and shall cause its Subsidiaries to, remain responsible for any and all Liabilities or obligations arising under or with respect to (i) any HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan or Deferred Transfer Employee Benefit Plan (other than an Assumed Benefit Plan), (ii) any liability or obligation of Seller or any entity that together with Seller could be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code in respect of, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (iii) any Transferred Employee not employed by a Transferred Entity as of the applicable Closing Date to the extent accrued prior to the Transfer Date and attributable to events or circumstances occurring or arising prior to the applicable Transfer Date, (iv) Former Employees or Employees who do not become Transferred Employees, other than any Liability under any Assumed Benefit Plan, (v) any defined benefit pension plan or retiree medical plan with respect to any Listed Employee, Deferred Transfer Employee or any dependent or beneficiary thereof, to the extent accrued as of the applicable Closing Date, and (vi) the retention bonuses under the MICP.

Section 7.04                      U.S. Tax Matters.  The parties hereto agree to (i) treat Purchaser and its Affiliates as a “successor employer” and Seller and its Subsidiaries as a “predecessor” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code with respect to Transferred Employees for purposes of taxes imposed under the United States Federal Unemployment Tax Act and the United States Federal Insurance Contributions Act and (ii) use their reasonable best efforts to cooperate with each other to avoid the filing of more than one IRS Form W-2 with respect to each Transferred Employee for the calendar year(s) in which the relevant Transfer Date occurs in accordance with Revenue Procedure 2004-53.

Section 7.05                      No Employee Rights.  Nothing in this Article VII, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Article VII, expressed or implied, shall be construed to prevent Purchaser from terminating or modifying to any extent or in any respect any Purchaser Benefit Plan.  Nothing in this Article VII, expressed or implied, or any other provision of this Agreement shall amend, or be deemed to amend, any Benefit Plan (including any HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan, Deferred Transfer Employee Benefit Plan, or Purchaser Benefit Plan), and nothing in this Article VII, express or implied, or any other provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any Benefit Plan (including any HHI Benefit Plan, Listed Employee Benefit Plan, TLM Benefit Plan, Deferred Transfer Employee Benefit Plan, or Purchaser Benefit Plan).

Section 7.06                      Listed Employees.  Seller shall update Sections 4.09 and 4.10 of the Seller Disclosure Schedule with respect to the Listed Employees, as soon as practicable, and in any event, not more than sixty (60) days after the date of this Agreement.

Section 7.07                      Deferred Transfer Employee.  On or prior to the Second Closing Date, Seller shall identify the Deferred Transfer Employees on Section 7.07 of the Seller Disclosure Schedules and Section 1.01(m) of the Seller Disclosure Schedules, and Seller shall update Sections 4.09 and 4.10 of the Seller Disclosure Schedules with respect to the Deferred Transfer Employees and Deferred Transfer Employee Benefit Plans.  For purposes of this Article VII, the Transfer Date for each Deferred Transfer Employee who is listed on Section 7.07 of the Seller Disclosure Schedules and not listed on Section 1.01(m) of the Seller Disclosure Schedules shall be the date on which his employment transfers to Purchaser or its Affiliate pursuant to the terms of the TLM Transition Services Agreement, and the terms and conditions governing the hiring and transfer of any such Deferred Transfer Employees shall be set forth in the TLM Transition Services Agreement.

ARTICLE VIII

TAX MATTERS

Section 8.01                      Transfer Taxes.  Seller and Purchaser shall each bear one-half of the costs of all Transfer Taxes imposed by any Governmental Authority, regardless of the Person on whom such Taxes are imposed, resulting from this Agreement and the transactions contemplated hereby.  Purchaser shall be responsible for the timely filing of any Tax Return relating to Transfer Taxes, except to the extent that Seller is responsible for the filing of any such Tax Return under applicable Law. Seller shall reasonably cooperate with Purchaser and, subject to the other terms of this Agreement, shall take any action reasonably requested by Purchaser that does not cause Seller to incur any cost or material inconvenience in order to minimize Transfer Taxes.

Section 8.02                      Tax Characterization of Adjustments.  Seller and Purchaser agree to treat all payments made either to or for the benefit of the other following the respective Closings (including any payments made under any indemnity provisions of this Agreement and payments made pursuant to Section 2.12) as adjustments to the HHI Purchase Price or the TLM Purchase Price, as applicable, for all Tax purposes, and that such treatment shall govern for purposes hereof, except as otherwise required by applicable Law.

Section 8.03                      Real Estate and Property Taxes.  For purposes of this Agreement and the Ancillary Agreements, any real estate Tax, personal property and intangible property Taxes (“Property Taxes”) or similar ad valorem obligations with respect to the Transferred Assets applicable to periods beginning before the applicable Closing Date, and ending after the applicable Closing Date (“Apportioned Obligations”) shall be allocated between Seller and Purchaser pro rata based on the number of days that occur on or before the applicable Closing Date, on the one hand, and after the applicable Closing Date, on the other hand.  Each party hereto shall cooperate in assuring that, to the extent practicable, Apportioned Obligations the payment of which is due on or prior to the applicable Closing Date are billed directly to and paid by Seller, and that Apportioned Obligations whose payment is due after the applicable Closing Date are billed directly to and paid by Purchaser.  On the applicable Closing Date, Seller shall deliver to Purchaser any bill received by it prior to the applicable Closing Date in respect of any Apportioned Obligations not yet due and payable and Seller and Purchaser shall each present or cause to be presented a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.03 (together with such supporting evidence as may be reasonably requested), and they shall calculate the amount by which such reimbursement owed to one party exceeds that owed to the other (the “Proration Amount”), and on such date the Proration Amount so determined shall be paid by the party owing it to the other.  In the event that any party shall thereafter make a payment for which it is entitled to reimbursement under this Section 8.03, the party so obligated to make such reimbursement under this Section 8.03 shall make such reimbursement promptly upon the presentation of such supporting evidence as may be reasonably requested.  In the event that any refund, rebate or similar payment is received by Purchaser or Seller for any Property Taxes or similar ad valorem obligations which are Apportioned Obligations, the parties hereto agree that such payment will be apportioned between Seller and Purchaser on the basis of their respective ownership of the taxed Assets during the assessment period.  In the event that it is determined subsequent to the applicable Closing Date that any additional Property Taxes or similar ad valorem obligations which are Apportioned Obligations are required to be paid, the parties hereto agree that such additional taxes will be apportioned between Seller and Purchaser on the basis of their respective ownership of the taxed Assets during the assessment period.

Section 8.04                      Tax Returns.

(a)           For any taxable period of the Transferred Entities that includes (but does not end on) the First Closing Date  or, in the case of TLM Philippines, the Second Closing Date, Purchaser shall timely prepare (or cause to be prepared) and file all Tax Returns required to be filed on a basis consistent with past practices of the Business, except as otherwise required by Law, and shall pay (or cause to be paid) all Taxes due with respect to such Tax Returns.  Purchaser shall deliver to Seller, for its review and comment no less than twenty (20) days prior to the applicable filing deadline (taking into account applicable extensions), a copy of any such Tax Return proposed to be filed.  Purchaser shall consider in good faith any comment that Seller submits to Purchaser no later than ten (10) days following the delivery of such Tax Return to the Seller, so long as such comment is not manifestly unreasonable.  To the extent Seller is responsible pursuant to Section 12.07 for any amount of Taxes due with respect to such Tax Returns, Seller shall pay Purchaser such amount at least five (5) days before such Tax Return is due.

(b)           For any taxable period of the Transferred Entities that ends on or before the First Closing Date or, in the case of TLM Philippines, the Second Closing Date, Seller shall timely prepare and file all Tax Returns required to be filed; provided that if such Tax Return is required to be filed by a Transferred Entity after the applicable Closing Date, Seller shall deliver such Tax Return to Purchaser no less than forty-five (45) days prior to the applicable filing deadline (taking into account applicable extensions), and Purchaser shall sign and file such Tax Return; provided, further, that any such Tax Return shall be prepared on a basis consistent with the past practices of the Business, to the extent consistent with applicable Law.  Seller shall pay all Taxes due with respect to such Tax Returns and, if such Tax Return is to be filed by Purchaser, shall pay Purchaser at least five (5) days before such Tax Return is due any amount shown as due on such Tax Return.

(c)           Any refund or credit of Taxes, or any tax benefit or reduction (including as a result of any overpayment of Taxes in prior periods) accruing to Purchaser or any of its Affiliates in respect of the Transferred Entities or as a result of the ownership of the Business (each, a “Tax Asset”) attributable to a Pre-Closing Tax Period (other than any such refund or credit resulting from the carryback of losses, credits or similar items of a Transferred Entity, as the case may be, from a Post-Closing Tax Period) shall be for the account of Seller.  Purchaser shall forward, and shall cause its Affiliates to forward, to Seller the amount of the Tax Asset within ten (10) days after such Tax Asset is received or after such Tax Asset is allowed or applied against another Tax liability, as the case may be.  Except as provided in this Section 8.04(c), Purchaser and the Transferred Entities will be entitled to any refunds (including any interest received thereon) in respect of any federal, state, local or foreign Tax liability of the Transferred Entities or in respect of the Business  received following the First Closing Date or, in the case of TLM Philippines, the Second Closing Date.

(d)           On the First Closing Date or, in the case of TLM Philippines, the Second Closing Date, Purchaser shall cause each Transferred Entity to conduct its business in the ordinary course in substantially the same manner as currently conducted and shall not permit any Transferred Entity to effect any extraordinary transactions (other than any such transactions expressly required by applicable Law or by this Agreement) that could result in Tax liability to any Transferred Entity in excess of Tax liability associated with the conduct of its business in the ordinary course.

Section 8.05                      Tax Information and Cooperation.

(a)           Seller and the Subsidiary Transferors shall use commercially reasonable efforts to execute (or cause to be executed) and deliver to Purchaser such documents or forms as are reasonably requested by Purchaser to complete a Section 338(g) election with respect to the non-U.S. Transferred Entities at least ten (10) days prior to the date such documents or forms are required to be filed.

(b)           Seller and Purchaser shall provide each other with such cooperation and information as any of them reasonably may request of the other in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes, including making any and all joint elections reasonably requested by the other party in connection with any such Tax Return, amended return or claim for refund.  Any information obtained under this Section 8.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(c)           Purchaser and Seller shall fulfill and comply with all legal and administrative requirements imposed upon such party by applicable Law in any applicable jurisdiction in connection with the sale of the Transferred Entities and Transferred Assets.  In particular, Purchaser and Seller shall timely file with the competent Governmental Authority all and any Tax Returns, reports and other documents required under applicable Law to be filed by such party in relation to any capital gains tax and any other Taxes for which Purchaser has withholding obligations (including, if any, the requirements under Circular 698 issued by the State Administration of Tax of the People’s Republic of China) due by Purchaser or Seller resulting from the sale or transfer of the Transferred Entities and Transferred Assets.

(d)           Seller shall cause Lucky Samoa to (i) file all Tax Returns in relation to the sale and purchase of the TLM Philippines Equity Interests within the periods specified by the laws, rules and regulations of the Republic of the Philippines; (ii) secure a tax clearance certificate covering the sale and purchase of the TLM Philippines Equity Interests and a certificate authorizing registration of the TLM Philippines Equity Interests under the name of Purchaser, within thirty (30) days from the execution of the Deed of Assignment; (iii) subject to Purchaser’s compliance with the first sentence of Section 8.01, deliver the proof of payment of Taxes and the proof of filing of Tax Returns to Purchaser within three (3) days from the date of payment and filing of each relevant Tax and Tax Return, respectively; and (iv) deliver the tax clearance certificate and the certificate authorizing registration to Purchaser within five (5) days from the issuance of the tax clearance certificate or the certificate authorizing registration, whichever is later.

ARTICLE IX

CONDITIONS TO FIRST CLOSING

Section 9.01                      Conditions to Obligations of Seller.  The obligation of Seller to consummate the First Acquisition shall be subject to the satisfaction or waiver, at or prior to the First Closing, of each of the following conditions:

(a)           (i) Each representation and warranty contained in Article V (other than the representations and warranties set forth in Section 5.08 (Solvency) and the Purchaser Fundamental Representations) shall be true and correct (without regard to any materiality, material adverse effect or other similar qualification therein) as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where such failure to be true and correct, individually or in the aggregate, has not and would not reasonably be expected to prevent or materially delay Purchaser from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby, (ii) the representations and warranties set forth in Section 5.08 (Solvency) shall be true and correct in all material respects as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date, and (iii) each Purchaser Fundamental Representation shall be true and correct in all respects as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct has not had and would not be expected have more than a de minimis adverse impact on Seller or its benefit of the transactions contemplated by this Agreement, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(b)           The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser at or before the First Closing shall have been complied with in all material respects, except that Purchaser shall have complied in all respects with its obligations under Section 2.07(b)(ii) and Section 2.07(c) to the extent required to be complied with by Purchaser on or before the First Closing, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(c)           The waiting period under the HSR Act and the antitrust Laws and foreign investment Laws in the jurisdictions set forth on Section 9.01 of the Seller Disclosure Schedule shall have expired or been terminated.

(d)           There shall be no Governmental Order in existence restraining, enjoining or otherwise prohibiting the consummation of the First Closing.

(e)           Each of Purchaser and, if applicable, its Affiliates shall have executed and delivered to Seller each of the HHI Ancillary Agreements to which it is a party.

Section 9.02                      Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the First Acquisition shall be subject to the satisfaction or waiver, at or prior to the First Closing, of each of the following conditions:

(a)           (i) Each representation and warranty contained in Article III and Article IV (other than the Seller Fundamental Representations and the representation and warranty set forth in Section 4.03(b) (No Material Adverse Effect)) shall be true and correct (without regard to any materiality, Material Adverse Effect or other similar qualification therein) as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (ii) each Seller Fundamental Representation shall be true and correct in all respects as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct has not had and would not be expected to have more than a de minimis adverse impact on the Business or Purchaser or its benefit of the transactions contemplated by this Agreement, and (iii) the representation and warranty set forth in Section 4.03(b) (No Material Adverse Effect) as it relates to the HHI Business only shall be true and correct in all respects as of the date hereof and as of the First Closing Date as though made on and as of the First Closing Date, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(b)           The covenants, obligations and agreements contained in this Agreement to be complied with by Seller at or before the First Closing shall have been complied with in all material respects, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(c)           The waiting period under the HSR Act and the antitrust Laws and foreign investment Laws in the jurisdictions set forth on Section 9.01 of the Seller Disclosure Schedule shall have expired or been terminated.

(d)           There shall be no Governmental Order in existence restraining, enjoining or otherwise prohibiting the consummation of the First Closing.

(e)           Each of Seller and, if applicable, its Subsidiaries shall have executed and delivered to Purchaser each of the HHI Ancillary Agreements to which it is a party.

(f)           Seller shall have obtained the third party consents set forth on Section 9.02(f) of the Seller Disclosure Schedule.

(g)           Seller has no Knowledge of any facts, events, occurrences, or circumstances in existence that would result in, or would reasonably be expected to result in, any condition set forth in Section 10.02 not being satisfied prior to the Termination Date (as it may be extended hereunder) (assuming compliance by Purchaser with this Agreement such that the conditions set forth in Sections 10.01(c) and (d) would be satisfied as of the Second Closing Date) and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

Section 9.03                      Frustration of Closing Conditions.  No party may rely on the failure of any condition to its obligations to consummate the First Acquisition set forth in this Article IX to be satisfied if such failure was the direct result of such party’s failure to comply with or breach of any provision of this Agreement.

ARTICLE X

CONDITIONS TO SECOND CLOSING

Section 10.01                                Conditions to Obligations of Seller.  The obligation of Seller to consummate the Second Acquisition shall be subject to the satisfaction or waiver, at or prior to the Second Closing, of each of the following conditions:

(a)           The First Acquisition shall have been consummated or shall be occurring concurrently.

(b)           The TLM Acquisition shall have been consummated.

(c)           (i) Each representation and warranty contained in Article V (other than the Purchaser Fundamental Representations and the representations and warranties in Section 5.07 (Financing) and Section 5.08 (Solvency)) shall be true and correct (without regard to any materiality, material adverse effect or other similar qualification therein) as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where such failure to be true and correct, individually or in the aggregate, has not and would not reasonably be expected to prevent or materially delay Purchaser from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby, (ii) the representations and warranties set forth in Section 5.08 (Solvency) shall be true and correct in all material respects as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date, and (iii) each Purchaser Fundamental Representation shall be true and correct in all respects as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct has not had and would not be expected have more than a de minimis adverse impact on Seller or its benefit of the transactions contemplated by this Agreement, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(d)           The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser following the First Closing and at or before the Second Closing shall have been complied with in all material respects, except that Purchaser shall have complied in all respects with its obligations under Section 2.08(b)(ii), to the extent required to be complied with by Purchaser on or before the Second Closing, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(e)           There shall be no Governmental Order in existence restraining, enjoining or otherwise prohibiting the consummation of the Second Closing.

(f)           Each of Purchaser and, if applicable, its Affiliates shall have executed and delivered to Seller each of the TLM Ancillary Agreements to which it is a party.

(g)           The approvals under the antitrust Laws and foreign investment Laws in the jurisdictions set forth in Section 10.01 of the Seller Disclosure Schedule shall have been obtained.

Section 10.02                                Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the Second Acquisition shall be subject to the satisfaction or waiver, at or prior to the Second Closing, of each of the following conditions:

(a)           The First Acquisition shall have been consummated or shall be occurring concurrently.

(b)           (i) Each representation and warranty contained in Article III and Article IV as it relates to the TLM Business (other than the Seller Fundamental Representations and the representation and warranty set forth in Section 4.03(b) (No Material Adverse Effect)) shall be true and correct (without regard to any materiality, Material Adverse Effect or other similar qualification therein) as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the TLM Business, (ii) each Seller Fundamental Representation as it relates to the TLM Business shall be true and correct in all respects as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except where the failure to be so true and correct has not had and would not be expected to have more than a de minimis adverse impact on the TLM Business or Purchaser or its benefit of the transactions contemplated by this Agreement and (iii) the representation and warranty contained in Section 4.03(b) (No Material Adverse Effect) as it relates to the TLM Business only shall be true and correct in all respects as of the date hereof and as of the Second Closing Date as though made on and as of the Second Closing Date, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(c)           The covenants, obligations and agreements contained in this Agreement to be complied with by Seller with respect to the TLM Business, TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities following the First Closing and at or before the Second Closing shall have been complied with in all material respects, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(d)           There shall be no Governmental Order in existence restraining, enjoining or otherwise prohibiting the consummation of the Second Closing.

(e)           Each of Seller and, if applicable, its Subsidiaries shall have executed and delivered to Purchaser each of the TLM Ancillary Agreements to which it is a party.

(f)           The approvals under the antitrust Laws and foreign investment Laws in the jurisdictions set forth in Section 10.01 of the Seller Disclosure Schedule shall have been obtained.

Section 10.03                                Frustration of Closing Conditions.  No party may rely on the failure of any condition to its obligations to consummate the Second Acquisition set forth in this Article X to be satisfied if such failure was the direct result of such party’s failure to comply with or breach of any provision of this Agreement.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

Section 11.01                                Termination prior to First Closing.  This Agreement may be terminated and the Closings may be abandoned at any time prior to the First Closing (except as limited as to time in the case of paragraph (b) below):

(a)           by the mutual written consent of Seller and Purchaser;

(b)           by Seller or Purchaser, upon prior written notice to the other party, if the First Closing shall not have occurred prior to the date that is six (6) months after the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any party whose material breach of any representation, warranty, covenant or agreement in this Agreement caused the First Closing not to occur on or prior to the Termination Date;

(c)           by either party, upon prior written notice to the other party, if any applicable Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise precludes the TLM Acquisition by Seller and such order, decree, ruling or other action shall have become final and non-appealable;

(d)           by either party, upon prior written notice to the other party, if any applicable Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise precludes the acquisition by Purchaser of the Business and such order, decree, ruling or other action shall have become final and non-appealable;

(e)           by Purchaser, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.02 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Agreement if such breach or failure is not cured) from Purchaser of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Purchaser in accordance with Section 11.01; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 9.01;

(f)           by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.01 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Seller’s intention to terminate this Agreement if such breach or failure is not cured) from Seller of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Seller in accordance with Section 11.01; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 11.01(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 9.02;

(g)           by Seller, upon prior written notice to Purchaser, if (i) the First Closing shall not have occurred on or before the date required by Section 2.06(a), (ii) all of the conditions set forth in Section 9.02 have been satisfied at the time of such termination if the First Closing were held at the time of such termination (other than conditions that, either (A) by their nature, are to be satisfied at the First Closing (and which are, at the time of termination of this Agreement, capable of being satisfied if the First Closing were to occur at such time) or (B) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement), (iii) Seller has notified Purchaser in writing that all conditions set forth in Section 9.01, other than those conditions (excluding delivery of the certificates referred to in Section 9.01(a) and Section 9.01(b)) that, by their nature, are to be satisfied at the First Closing, have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 9.01 for purposes of consummating the First Closing) and Seller is ready, willing and able to effect the First Closing at the time of termination, and (iv) the Debt Financing has not or cannot be funded on the date by which the First Closing is required to be consummated pursuant to Section 2.06(a) and the failure of such funding is not attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement; or

(h)           by Seller, upon prior written notice to Purchaser, if (i) the First Closing shall not have occurred on or before the date required by Section 2.06(a), (ii) all of the conditions set forth in Section 9.02 have been satisfied at the time of such termination if the First Closing were held at the time of such termination (other than conditions that, either (A) by their nature, are to be satisfied at the First Closing (and which are, at the time of termination of this Agreement, capable of being satisfied if the First Closing were to occur at such time) or (B) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement), (iii) Seller has notified Purchaser in writing that all conditions set forth in Section 9.01, other than those conditions (excluding delivery of the certificates referred to in Section 9.01(a) and Section 9.01(b)) that, by their nature, are to be satisfied at the First Closing, have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 9.01 for purposes of consummating the First Closing) and Seller is ready, willing and able to effect the First Closing at the time of termination, and (iv) either (A) the Debt Financing has been funded or will be funded on the date by which the First Closing is required to be consummated pursuant Section 2.06(a), or (B) the Debt Financing has not or cannot be funded on the date by which the First Closing is required to be consummated pursuant to Section 2.06(a) and the failure of such funding is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement.

Section 11.02                                Effect of Termination and Abandonment prior to First Closing; Termination Fees.

(a)           In the event of termination of this Agreement and the abandonment of the First Closing in accordance with Section 11.01, (i) this Agreement shall be null and void and of no further force and effect, except as set forth in this Section 11.02, Section 11.05, Section 6.03, the last two sentences of Section 6.04(a), Section 6.15(e), Section 6.15(f) and Article XIII and the Confidentiality Agreement and (ii) such termination shall relieve each party to this Agreement from liability for all violations of this Agreement that occurred prior to such termination; provided, that no such termination shall relieve any party of any liability to pay the applicable Termination Fee in accordance with this Section 11.02 (subject to the limitations set forth in this Section 11.02 and Section 11.05).

(b)           (i)           In the event that this Agreement is validly terminated by Seller in accordance with Section 11.01(g), then promptly, but in any event within five (5) Business Days after the date of such termination, Purchaser shall pay to Seller an amount in cash equal to Fifty Six Million Dollars ($56,000,000) (the “Financing Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Seller.  Seller shall have the right to assign its right to receive the Financing Termination Fee to one or more Persons in its sole discretion.

(ii)           In the event that this Agreement is validly terminated by Seller in accordance with Section 11.01(f) as a result of a Willful Breach by Purchaser or Section 11.01(h) (and Seller would not be permitted to terminate this Agreement under Section 11.01(g)), then promptly, but in any event within five (5) Business Days after the date of such termination, Purchaser shall pay to Seller an amount in cash equal to Seventy-Eight Million Dollars ($78,000,000) (the “HHI Purchaser Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Seller.  Seller shall have the right to assign its right to receive the HHI Purchaser Termination Fee to one or more Persons in its sole discretion.

(c)           In the event that this Agreement is validly terminated by Purchaser in accordance with Section 11.01(e) as a result of a Willful Breach by Seller, then promptly, but in any event within five (5) Business Days after the date of such termination, Seller shall pay to Purchaser an amount in cash equal to Seventy-Eight Million Dollars ($78,000,000)) (the “HHI Seller Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Purchaser.  Purchaser shall have the right to assign its right to receive the HHI Seller Termination Fee to one or more of its Subsidiaries in its sole discretion.

(d)           Notwithstanding anything to the contrary in this Agreement:

(i)           In the event of a termination of this Agreement prior to the First Closing, upon payment by Purchaser of either (A) the HHI Purchaser Termination Fee or (B) the Financing Termination Fee, as the case may be, and the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e) and the last sentence of Section 11.02(e)(i), no Person shall have any rights or claims against any Purchaser Related Party under this Agreement or any Ancillary Agreement or in connection with any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, contract, tort or otherwise,  and no Purchaser Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

(ii)           In the event of a termination of this Agreement prior to the First Closing, upon payment by Seller of the HHI Seller Termination Fee and the amounts as provided in the last two sentences of Section 6.04(a) and the last sentence of Section 11.02(e)(ii), no Person shall have any rights or claims against any Seller Related Party under this Agreement or any Ancillary Agreement or in connection with any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, contract, tort or otherwise,  and no Seller Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

(e)           (i)           Notwithstanding anything in this Agreement to the contrary, except for the right of Seller to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 13.13, Seller’s sole and exclusive remedy against Purchaser in respect of the failure of the First Closing to be consummated pursuant to this Agreement, any Contract executed in connection herewith, and the transactions contemplated hereby and thereby (whether at law, in equity, in contract, in tort or otherwise), shall be to terminate this Agreement in accordance with this Article XI and collect, if due, the Purchaser Termination Fee or Financing Termination Fee pursuant to and in accordance with the terms and conditions of Section 11.02(b) and the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e) and the last sentence of Section 11.02(e)(i).  The parties acknowledge and agree that any payment of the HHI Purchaser Termination Fee or Financing Termination Fee pursuant to Section 11.02(b) is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; accordingly, if Purchaser fails to promptly pay the HHI Purchaser Termination Fee or Financing Termination Fee when due, and in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for the HHI Purchaser Termination Fee or Financing Termination Fee or any portion thereof, Purchaser shall pay to Seller the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) of Seller in connection with such Action, together with interest on the amount of such HHI Purchaser Termination Fee or Financing Termination Fee or portion thereof at the prime rate as published by Reuters, in effect on the date such payment was required to be made through the date of payment.

(ii)           Notwithstanding anything in this Agreement to the contrary, except for the right of Purchaser to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 13.13, Purchaser’s sole and exclusive remedy against Seller in respect of the failure of the First Closing to be consummated pursuant to this Agreement, any Contract executed in connection herewith, and the transactions contemplated hereby and thereby (whether at law, in equity, in contract, in tort or otherwise), shall be to terminate this Agreement in accordance with this Article XI and collect, if due, the HHI Seller Termination Fee pursuant to and in accordance with the terms and conditions of Section 11.02(c) and the amounts as provided in the last two sentences of Section 6.04(a) and the last sentence of Section 11.02(e)(ii).  The parties acknowledge and agree that any payment of the HHI Seller Termination Fee pursuant to Section 11.02(c) is not a penalty but is liquidated damages in a reasonable amount that will compensate Purchaser in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; accordingly, if Seller fails to promptly pay the HHI Seller Termination Fee when due, and in order to obtain such payment, Purchaser commences an Action that results in a judgment against Seller for the HHI Seller Termination Fee or any portion thereof, Seller shall pay to Purchaser the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) of Purchaser in connection with such Action, together with interest on the amount of such HHI Seller Termination Fee or portion thereof at the prime rate as published by Reuters, in effect on the date such payment was required to be made through the date of payment.

Section 11.03                                Termination prior to Second Closing.  From and after the First Closing, Sections 2.01(b), 2.02(b), 2.03(b), 2.03(d), Section 2.03(f), 2.05, 2.06(b), 2.08 and all representations, warranties, covenants and agreements (including indemnification), in each case, to the extent they relate to the TLM Business, TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities, and Article X (collectively and not in part) (collectively, the “Second Closing Provisions”) may be terminated and the Second Closing may be abandoned at any time prior to the Second Closing (except as limited as to time in the case of paragraph (b) below):

(a)           by the mutual written consent of Seller and Purchaser;

(b)           by Seller or Purchaser, upon prior written notice to the other party, if the Second Closing shall not have occurred prior to the Termination Date; provided, that the right to terminate such provisions of this Agreement pursuant to this Section 11.03(b) shall not be available to any party whose material breach of any representation, warranty, covenant or agreement in this Agreement caused the Second Closing not to occur on or prior to the Termination Date; provided, further, that if, as of the Termination Date, all conditions to the Second Closing set forth in Article X shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Second Closing (and which are, at the Termination Date, capable of being satisfied if the Second Closing were to occur at such time)), other than the conditions set forth in Section 10.01(d), Section 10.02(d), Section 10.01(g) and Section 10.02(f) and the approvals necessary to satisfy such conditions are reasonably expected to be obtained, then either or Seller or Purchaser may, at its option by delivering written notice to the other party, extend the Termination Date by up to ninety (90) days; provided, that neither Purchaser nor Seller, as the case may be, shall have the right to extend the Termination Date pursuant to this proviso if such failure of the conditions set forth in Section 10.01(d), Section 10.02(d), Section 10.01(g) or Section 10.02(f) (as applicable) to be satisfied was caused by Purchaser or Seller, as the case may be;

(c)           by either party, upon prior written notice to the other party, if any applicable Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise precludes the TLM Acquisition by Seller and such order, decree, ruling or other action shall have become final and non-appealable;

(d)           by either party, upon prior written notice to the other party, if any applicable Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise precludes the acquisition by Purchaser of the TLM Business and such order, decree, ruling or other action shall have become final and non-appealable;

(e)           by Purchaser, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 10.02 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Agreement if such breach or failure is not cured) from Purchaser of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Purchaser in accordance with Section 11.03; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 11.03(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 10.01; or

(f)           by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 10.01 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Seller’s intention to terminate this Agreement if such breach or failure is not cured) from Seller of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Seller in accordance with Section 11.03; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 11.03(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 10.02.

Section 11.04                                Effect of Termination and Abandonment prior to Second Closing; Termination Fees.

(a)           In the event of termination of the Second Closing Provisions and the abandonment of the Second Closing in accordance with Section 11.03, (i) such provisions shall be null and void and of no further force and effect (ii) all other provisions of this Agreement shall remain in full force and effect; provided, that no such termination shall relieve any party of any liability to pay the applicable Termination Fee in accordance with this Section 11.04 (subject to the limitations set forth in this Section 11.04 and Section 11.05) and (iii) within five (5) Business Days after the date of such termination, Purchaser and Seller shall deliver a Joint Certificate (as such term is defined in the TLM Purchase Price Escrow Agreement) to the Escrow Agent instructing the Escrow Agent to (A) if applicable, pay to Seller any amount due to Seller pursuant to Section 11.04(b), and (B) pay to Purchaser the balance of the Escrow Property (as such term is defined in the TLM Purchase Price Escrow Agreement) after giving effect to clause (A) above.

(b)           In the event that the Second Closing Provisions are validly terminated by Seller in accordance with Section 11.03(f) as a result of a Willful Breach by Purchaser, then promptly, but in any event within five (5) Business Days after the date of such termination, Purchaser shall pay to Seller an amount in cash equal to Six Million Dollars ($6,000,000) (the “TLM Purchaser Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Seller.  Seller shall have the right to assign its right to receive the TLM Purchaser Termination Fee to one or more Subsidiaries in its sole discretion.

(c)           In the event that the Second Closing Provisions are validly terminated by either party for any reason, other than a termination pursuant to Section 11.03(f) or at a time when Seller had the right to terminate pursuant to Section 11.03(f), then promptly, but in any event within five (5) Business Days after the date of such termination, Seller shall pay to Purchaser an amount in cash equal to Seventy-Five Million Dollars ($75,000,000) (the “TLM Seller Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Purchaser.  Purchaser shall have the right to assign its right to receive the TLM Seller Termination Fee to one or more Subsidiaries in its sole discretion.

(d)           Notwithstanding anything to the contrary in this Agreement:

(i)           In the event of a termination of the Second Closing Provisions prior to the Second Closing, upon payment by Purchaser of the TLM Purchaser Termination Fee and the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e) and the last sentence of Section 11.04(e)(i), no Person shall have any rights or claims against any Purchaser Related Party under this Agreement or any Ancillary Agreement or in connection with any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, contract, tort or otherwise, and no Purchaser Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, in each case, solely to the extent that such rights or claims arise from or relate to the failure of the Second Closing to be consummated pursuant to this Agreement.

(ii)           In the event of a termination of the Second Closing Provisions prior to the Second Closing, upon payment by Seller of the TLM Seller Termination Fee and the amounts as provided in the last two sentences of Section 6.04(a) and the last sentence of Section 11.04(e)(ii), no Person shall have any rights or claims against any Seller Related Party under this Agreement or any Ancillary Agreement or in connection with any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, contract, tort or otherwise, and no Seller Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, in each case, solely to the extent that such rights or claims arise from or relate to the failure of the Second Closing to be consummated pursuant to this Agreement.

(e)           (i)           Notwithstanding anything in this Agreement to the contrary, except for the right of Seller to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 13.13, Seller’s sole and exclusive remedy against Purchaser in respect of the failure of the Second Closing to be consummated pursuant to this Agreement, any Contract executed in connection herewith, and the transactions contemplated hereby and thereby (whether at law, in equity, in contract, in tort or otherwise), shall be to terminate the Second Closing Provisions in accordance with this Article XI and collect, if due, the TLM Purchaser Termination Fee pursuant to and in accordance with the terms and conditions of Section 11.04(b) and the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e) and the last sentence of this Section 11.04(e)(i).  The parties acknowledge and agree that any payment of the TLM Purchaser Termination Fee pursuant to Section 11.04(b) is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; accordingly, if Purchaser fails to promptly pay the TLM Purchaser Termination Fee when due, and in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for the TLM Purchaser Termination Fee or any portion thereof, Purchaser shall pay to Seller the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) of Seller in connection with such Action, together with interest on the amount of such TLM Purchaser Termination Fee or portion thereof at the prime rate as published by Reuters, in effect on the date such payment was required to be made through the date of payment.

(ii)           Notwithstanding anything in this Agreement to the contrary, except for the right of Purchaser to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 13.13, Purchaser’s sole and exclusive remedy against Seller in respect of the failure of the Second Closing to be consummated pursuant to this Agreement, any Contract executed in connection herewith, and the transactions contemplated hereby and thereby (whether at law, in equity, in contract, in tort or otherwise), shall be to terminate the Second Closing Provisions in accordance with this Article XI and collect, if due, the TLM Seller Termination Fee pursuant to and in accordance with the terms and conditions of Section 11.04(c) and the amounts as provided in the last two sentences of Section 6.04(a) and the last sentence of this Section 11.04(e)(ii).  The parties acknowledge and agree that any payment of the TLM Seller Termination Fee pursuant to Section 11.04(c) is not a penalty but is liquidated damages in a reasonable amount that will compensate Purchaser in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; accordingly, if Seller fails to promptly pay the TLM Seller Termination Fee when due, and in order to obtain such payment, Purchaser commences an Action that results in a judgment against Seller for the TLM Seller Termination Fee or any portion thereof, Seller shall pay to Purchaser the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) of Purchaser in connection with such Action, together with interest on the amount of such TLM Seller Termination Fee or portion thereof at the prime rate as published by Reuters, in effect on the date such payment was required to be made through the date of payment.

Section 11.05                                Limitations; Acknowledgement.

(a)           Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser be required or obligated to pay more than one Purchaser Termination Fee or any Purchaser Termination Fee on more than one occasion.  Seller agrees that (i) in no event shall Seller or any other Person acting on behalf of Seller bring or maintain any Action against any Purchaser Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, other than in respect of the HHI Purchaser Termination Fee or the Financing Termination Fee pursuant to Section 11.02(b), the TLM Purchaser Termination Fee pursuant to Section 11.04(b), the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e), the last sentence of Section 11.02(e)(i) and the last sentence of Section 11.04(e)(i), and, if the First Closing shall have been consummated, any claim for indemnification against Purchaser pursuant to Article XII or any claim under the Ancillary Agreements (other than the HHI Assignment and Assumption Agreement, the HHI Bill of Sale or the IP Assignment Agreements, the TLM Assignment and Assumption Agreement, the TLM Bill of Sale or the Foreign Acquisition Agreements), and (ii)  Seller shall use its reasonable best efforts to cause any Action pending in connection with this Agreement, any Contract executed in connection herewith or any of the transactions contemplated hereby or thereby, to the extent maintained by Seller or any other Person acting on behalf of Seller against a Purchaser Related Party to be dismissed with prejudice promptly following the payment of any such amounts.  For the avoidance of doubt, (x) the amounts that Seller is entitled to collect, if due, that are specified in Section 11.02(b) and Section 11.04(b), together with the amounts as provided in the last two sentences of Section 6.04(a), the last two sentences of Section 6.15(e), the last sentence of Section 11.02(e)(i) and the last sentence of Section 11.04(e)(i), are intended to serve as a cap on the maximum aggregate liability of Purchaser and the other Purchaser Related Parties under this Agreement in the event Purchaser fails to effect the First Closing or the Second Closing in accordance with Section 2.06 of this Agreement, and under no circumstances shall Seller be entitled to collect, if due, more than the amounts specified in such Sections and (y) under no circumstances shall Seller be permitted or entitled to receive a grant of specific performance of the obligation to close contemplated by Section 13.13 following termination of this Agreement in accordance with Section 11.01 or any money damages, including all or any portion of the Purchaser Termination Fee, prior to termination of this Agreement pursuant to Section 11.01 (except as contemplated by Section 11.04(b)).

(b)           Notwithstanding anything to the contrary in this Agreement, in no event shall Seller be required or obligated to pay more than one Seller Termination Fee or any Seller Termination Fee on more than one occasion.  Purchaser agrees that (i) in no event shall Purchaser or any other Person acting on behalf of Purchaser bring or maintain any Action against any Seller Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, other than in respect of the HHI Seller Termination Fee pursuant to Section 11.02(c), the TLM Seller Termination Fee pursuant to Section 11.04(c), the amounts as provided in the last two sentences of Section 6.04(a), the last sentence of Section 11.02(e)(ii) and the last sentence of Section 11.04(e)(ii), and, if the First Closing shall have been consummated, any claim for indemnification against Seller pursuant to Article XII or any claim under the Ancillary Agreements (other than the HHI Assignment and Assumption Agreement, the HHI Bill of Sale or the IP Assignment Agreements, the TLM Assignment and Assumption Agreement, the TLM Bill of Sale or the Foreign Acquisition Agreements), and (ii) Purchaser shall use its reasonable best efforts to cause any Action pending in connection with this Agreement, any Contract executed in connection herewith or any of the transactions contemplated hereby or thereby, to the extent maintained by Purchaser or any other Person acting on behalf of Purchaser against a Seller Related Party to be dismissed with prejudice promptly following the payment of any such amounts.  For the avoidance of doubt, (x) the amounts that Purchaser is entitled to collect, if due, that are specified in Section 11.02(c) and Section 11.04(c), together with the amounts as provided in the last two sentences of Section 6.04(a), the last sentence of Section 11.02(e)(ii) and the last sentence of Section 11.04(e)(ii), are intended to serve as a cap on the maximum aggregate liability of Seller and the other Seller Related Parties under this Agreement in the event Seller fails to effect the First Closing or the Second Closing in accordance with Section 2.06 of this Agreement, and under no circumstances shall Purchaser be entitled to collect, if due, more than the amounts specified in such Sections and (y) under no circumstances shall Purchaser be permitted or entitled to receive a grant of specific performance of the obligation to close contemplated by Section 13.13 following termination of this Agreement in accordance with Section 11.01 or any money damages, including all or any portion of the Seller Termination Fee prior to termination of this Agreement pursuant to Section 11.01 (except as contemplated by Section 11.04(c)).

(c)           The parties acknowledge and agree that the Termination Fees and other provisions of this Article XI are an integral part of the transactions contemplated hereby and without these agreements, Seller and Purchaser would not enter into this Agreement.

ARTICLE XII

INDEMNIFICATION

Section 12.01                                Indemnification; Remedies.

(a)           From and after the First Closing, Seller shall indemnify, defend and hold harmless Purchaser, its Affiliates (including the Transferred Entities) and its and their respective officers, directors, employees, shareholders, partners, members, agents and representatives (collectively, the “Purchaser Indemnified Persons”) from and against any and all Losses suffered, incurred or sustained by any of them (without duplication for any indemnification that may be sought under more than one clause of this Section 12.01(a)) that result from, relate to or arise out of:

(i)           any breach of any of Seller’s representations and warranties contained in this Agreement (other than the Seller Fundamental Representations or Specified Representations) or such corresponding representations and warranties contained in any certificate delivered by Seller pursuant to this Agreement, in each case, as of the date hereof or as of the applicable Closing Date;

(ii)           any breach of any of the Seller Fundamental Representations or such corresponding representations and warranties contained in any certificate delivered by Seller pursuant to this Agreement, in each case, as of the date hereof or as of the applicable Closing Date;

(iii)           any breach of any of the Specified Representations or such corresponding representations and warranties contained in any certificate delivered by Seller pursuant to this Agreement, in each case, as of the date hereof or as of the Closing Date;

(iv)           any breach of any of Seller’s agreements, obligations or covenants contained in this Agreement;

(v)           any Retained Liabilities (including any Liability of a Transferred Entity that is a Retained Liability), Excluded Assets or Transferred Entity Excluded Assets;

(vi)           any Liabilities arising from or relating to the Pre-Closing Restructuring;

(vii)           any Third-Party Claims (including shareholder or other equityholder Actions) arising out of or related to the TLM Acquisition or the subsequent sale of the TLM Business to Purchaser;

(viii)           fifty percent (50%) of the Chinese Joint Venture Excess Termination Costs;

(ix)           the excess of the costs, expenses or other Liabilities arising out of or relating to the relocation of the Equipment and other non-real property assets and the operations of the HHI Business located at the Xiaolan Site prior to December 31, 2015 over the costs, expenses or other Liabilities that would have been incurred in connection with such a relocation on or after December 31, 2015, to the extent that such relocation is requested by any Governmental Authority, or is required pursuant to any Governmental Order;

(x)           the matter set forth in Item 1 on Section 4.14(c)(ii) of the Seller Disclosure Schedule, but only to the extent Purchaser’s use of the Trademark referred to therein following the First Closing is consistent with the past practice of the Business; provided, that neither Purchaser nor its Affiliates contacts or otherwise communicates with the party identified in Item 1 on Section 4.14(c)(ii) of the Seller Disclosure Schedule with respect to the subject matter thereof without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed);

(xi)           (A) the failure of the TLM Business to timely renew the Pressure Vessel Permit prior to the Second Closing, (B) any breach of Section 6.04(d), and (C) any Liability arising from or relating to the operation of the TLM Business by Seller and its Subsidiaries prior to the Second Closing without the Pressure Vessel Permit being in full force and effect;

(xii)           eighty percent (80%) of the Liabilities arising from or relating to the matter set forth in Item 1 on Section 4.14(c)(i) of the Seller Disclosure Schedule;

(xiii)           the matters set forth in Items 2 and 3 on Section 4.14(c)(ii) of the Seller Disclosure Schedule;

(xiv)           eighty percent (80%) of the Liabilities arising from or relating to the matter set forth in Item 3(a) on Section 4.04 of the Seller Disclosure Schedule; and

(xv)           the matter set forth in Item 3(b) on Section 4.04 of the Seller Disclosure Schedule;

provided, that all matters relating to Taxes shall be governed exclusively by Section 12.07.

(b)           Seller’s indemnification obligation under Section 12.01(a) shall be subject to each of the following limitations:

(i)           (A) With respect to indemnification under Section 12.01(a)(i), such obligation to indemnify shall survive the applicable Closing and remain in full force and effect until the date that is eighteen (18) months from the applicable Closing Date; (B) with respect to indemnification under Section 12.01(a)(ii), (v), (vi), (vii), (xiv) and (xv) such obligation to indemnify shall survive the applicable Closing and remain in full force and effect indefinitely; (C) with respect to indemnification under Section 12.01(a)(iii), such obligation to indemnify shall survive the applicable Closing and remain in full force and effect until the date that is four (4) years from the applicable Closing Date, (D) with respect to indemnification under Section 12.01(a)(x), such obligation to indemnify shall survive the applicable Closing and remain in full force and effect until the date that is thirty (30) months from the First Closing Date, and (E) with respect to indemnification under Section 12.01(a)(viii), (ix), (xi), (xii) and (xiii) such obligation to indemnify shall survive the First Closing and remain in full force and effect until June 30, 2016;

(ii)           With respect to indemnification under Section 12.01(a)(iv), such obligation to indemnify shall, (A) with respect to the underlying agreements, obligations and covenants of Seller that require performance on or prior to the applicable Closing, shall survive the applicable Closing and remain in full force and effect until the date that is eighteen (18) months from the applicable Closing Date, and (B) with respect to the underlying agreements, obligations and covenants of Seller that require performance from and after the applicable Closing, shall survive the applicable Closing and remain in full force and effect in accordance with the terms of such underlying agreements, obligations and covenants of Seller;

(iii)           There shall be no obligation to indemnify under Section 12.01(a)(i) (other than with respect to a breach of the representations and warranties contained in Section 4.23) unless the aggregate of all Losses for which Seller, but for this clause (iii), would be liable under Section 12.01(a)(i) (other than with respect to a breach of the representations and warranties contained in Section 4.23) exceeds on a cumulative basis an amount equal to Fourteen Million Dollars ($14,000,000) (the “Deductible”) and then only to the extent of the excess of such Losses over Twelve Million Dollars ($12,000,000);

(iv)           There shall be no obligation to indemnify under Section 12.01(a)(i) (other than with respect to a breach of the representations and warranties contained in Section 4.23) and (iii) (other than with respect to a breach of the representations and warranties contained in Section 4.02(e), Section 4.14(i) and Section 4.24) for any claim where the Losses relating thereto are less than $50,000 (it being understood that any series of related claims shall be aggregated for purposes of this clause (iv) and the immediately preceding clause (iii));

(v)           There shall be no obligation to indemnify under Section 12.01(a)(i), Section 12.01(a)(iii) or Section 12.01(a)(xii) for any amount that when aggregated with all other amounts payable as a result of indemnification under Section 12.01(a)(i), Section 12.01(a)(iii) or, after giving effect to the limitation set forth in Section 12.01(b)(x), Section 12.01(a)(xii) (but for the application of this Section 12.01(b)(v)) would be in excess of One-Hundred Forty Million Dollars ($140,000,000) (the “Cap”);

(vi)           For purposes of Section 12.01(a), all Losses shall be (x) reduced by (A) the amount of any insurance proceeds actually paid to Purchaser or any Purchaser Indemnified Person with respect to such Loss pursuant to Section 6.06(c) or under any Transferred Policy (less the costs associated with recovery of such proceeds and any increase in insurance premiums under such Transferred Policy), (B) any indemnity, contribution or other similar payment actually paid to Purchaser or any Purchaser Indemnified Person by any third party with respect to such Loss, and (C) an amount equal to any net reduction of income Taxes of Purchaser or any Purchaser Indemnified Person attributable to a Tax benefit actually realized in the year of such Loss as a direct result of such Loss, and (y) increased by any additional Tax costs actually incurred in the year of the receipt of an indemnification payment hereunder with respect to such Loss as a result of the receipt of such payment;

(vii)           The obligation to indemnify under Section 12.01(a)(iii) with respect to any breach of the representations and warranties contained in Section 4.11 or under Section 12.01(a)(v) with respect to Retained Environmental Liabilities (each, an “Environmental Claim”), to the extent such Liabilities relate to the Real Property, shall be limited to the lowest cost alternative reasonably available to allow either (A) continued operation of the Real Property in substantially the same manner it was operated at the applicable Closing on the basis of the minimum reasonably required to comply with any settlement or resolution with any Governmental Authority and applicable Environmental Laws and does not interfere with such operations at the Real Property, or (B) closure or termination of operations at the Real Property in compliance with applicable Environmental Laws (it being understood that closure or termination of operations does not include any disturbance of the applicable Real Property except to the extent required by applicable Law as a result of such closure or termination of operations).  Taking no action shall constitute an acceptable lowest cost alternative if, after investigation, taking no action is determined to be in compliance with applicable Environmental Laws and such inaction is not prohibited by relevant Governmental Authorities.  Notwithstanding anything herein to the contrary, the Purchaser Indemnified Persons shall not be entitled to claim or seek indemnity with respect to any Environmental Claim under this Agreement to the extent that such Environmental Claim arises out of any development, modification or change of use of any of the Real Property after the applicable Closing to a use other than the continued operation of the Business or the continuation of the activities necessary to support the Business as it was conducted prior to the applicable Closing, where such development, modification or change results in the application of stricter cleanup standards pursuant to Environmental Laws; provided, however, that closure or termination of operations at a Real Property shall not constitute such a development, modification or change in use (it being understood that closure or termination of operations does not include any disturbance of the applicable Real Property except to the extent required by applicable Law as a result of such closure or termination of operations);

(viii)           With respect to indemnification under Section 12.01(a)(v) with respect to subsections (iii), (iv), (v) and (vi) of the definition of “Retained Environmental Liabilities,” such obligation to indemnify shall terminate on the date that is the tenth anniversary of the Applicable Closing Date, unless before such date a Purchaser Indemnified Person has provided Seller with an applicable Claim Notice;

(ix)           There shall be no obligation to indemnify under Section 12.01(a)(iii) with respect to any breach of the representations and warranties contained in Section 4.11 or Section 12.01(a)(v) for any Losses to the extent such Losses are triggered by any invasive environmental sampling at the Real Property by or on behalf of Purchaser or its Affiliates unless such sampling is both (A) in compliance with all applicable lease agreements and (B) conducted for purposes of (1) legitimate business purposes separate from uncovering Current Environmental Noncompliance or Current Site Contamination or (2) complying with, or preventing a violation of, a requirement of applicable Environmental Law; and

(x)           There shall be no obligation to indemnify under Section 12.01(a)(xii) for any amount that when aggregated with all other amounts payable as a result of indemnification under Section 12.01(a)(xii) (but for the application of this Section 12.01(b)(x)) would be in excess of Nine Million Six Hundred Thousand Dollars ($9,600,000).

(c)           From and after the First Closing, Purchaser shall indemnify, defend and hold harmless Seller, its Affiliates and its and their respective officers, directors, employees, shareholders, partners, members, agents and representatives (collectively, the “Seller Indemnified Persons”) from and against any and all Losses suffered, incurred or sustained by any of them (without duplication for any indemnification that may be sought under more than one clause of this Section 12.01(c)) that result from, relate to or arise out of:

(i)           any breach of any of Purchaser’s representations and warranties contained in this Agreement (other than the Purchaser Fundamental Representations) or such corresponding representations and warranties contained in any certificate delivered by Purchaser pursuant to this Agreement, in each case, as of the date hereof or as of the First Closing Date;

(ii)           any breach of any of the Purchaser Fundamental Representations or such corresponding representations and warranties contained in any certificate delivered by Purchaser pursuant to this Agreement, in each case, as of the date hereof or as of the First Closing Date;

(iii)           any breach of any of Purchaser’s agreements, obligations or covenants contained in this Agreement; and

(iv)           the operation of the HHI Business from and after the First Closing, the operation of the TLM Business from after the Second Closing or the Assumed Liabilities (except to the extent a Purchaser Indemnified Person is entitled to indemnification under Section 12.01(a) for such matter, disregarding for such purposes the limitations contained in Section 12.01(b)).

provided that all matters relating to Taxes shall be governed exclusively by Section 12.07.

(d)           Purchaser’s indemnification obligation under Section 12.01(c) shall be subject to each of the following limitations:

(i)           (A) With respect to indemnification under Section 12.01(c)(i), such obligation to indemnify shall survive the First Closing and remain in full force and effect until the date that is eighteen (18) months from the First Closing Date; and (B) with respect to indemnification under Section 12.01(c)(ii), 12.01(c)(iv) and 12.01(c)(v) such obligation to indemnify shall survive the First Closing and remain in full force and effect indefinitely;

(ii)           With respect to indemnification under Section 12.01(c)(iii), such obligation to indemnify shall, (A) with respect to the underlying agreements, obligations and covenants of Purchaser that require performance on or prior to the applicable Closing, shall survive the applicable Closing and remain in full force and effect until the date that is eighteen (18) months from the applicable Closing Date, and (B) with respect to the underlying agreements, obligations and covenants of Purchaser that require performance from and after the applicable Closing, shall survive the applicable Closing and remain in full force and effect in accordance with the terms of such underlying agreements, obligations and covenants of Purchaser;

(iii)           There shall be no obligation to indemnify under Section 12.01(c)(i) unless the aggregate of all Losses for which Purchaser, but for this clause (iii), would be liable under Section 12.01(c)(i) exceeds on a cumulative basis the Deductible and then only to the extent of such excess;

(iv)           There shall be no obligation to indemnify under Section 12.01(c)(i) for any claim where the Losses relating thereto are less than $50,000 (it being understood that any series of related claims shall be aggregated for purposes of this clause (iv) and the immediately preceding clause (iii));

(v)           There shall be no obligation to indemnify under Section 12.01(c)(i) for any amount that when aggregated with all other amounts payable as a result of indemnification under Section 12.01(c)(i) (but for the application of this Section 12.01(d)(v)) would be in excess of the Cap; and

(vi)           For purposes of Section 12.01(c) all Losses shall be (x) reduced by (A) the amount of any insurance proceeds actually paid to Seller or any Seller Indemnified Person with respect to such Loss, less the costs associated with recovering such proceeds and any increases in insurance premiums, (B) any indemnity, contribution or other similar payment actually paid to Seller or any Seller Indemnified Person by any third party with respect to such Loss, and (C) an amount equal to any net reduction of income Taxes of Seller or any Seller Indemnified Person attributable to a Tax benefit actually realized in the year of such Loss as a direct result of such Loss, and (y) increased by any additional Tax costs actually incurred in the year of the receipt of an indemnification payment hereunder with respect to such Loss as a result of the receipt of such payment.

(e)           Notwithstanding anything to the contrary set forth in Section 12.01, if a claim for indemnification is properly asserted pursuant to this Article XII prior to the expiration of the applicable survival period set forth in Section 12.01, then the applicable representation, warranty, covenant or agreement relating to such indemnification claim and the applicable party’s indemnification obligations with respect thereto shall survive until, but only for the purpose of, the final resolution thereof.  For purposes of this Article XII, all qualifiers or exceptions as to “materiality,” “Material Adverse Effect,” dollar thresholds or other similar qualifications set forth in the representations and warranties contained in this Agreement or any certificate delivered pursuant to this Agreement (other than the last sentence of Section 4.02(a) (Financial Statements), Section 4.03(b) (No Undisclosed Liabilities; Absence of Certain Changes or Events) and the first sentence of Section 4.06 (Governmental Licenses and Permits) and the word “Material” in the term “Material Contracts” and the categories of “Material Contracts” in Section 4.12) shall be disregarded both for purposes of (i) determining the existence or occurrence of a breach pursuant to Section 12.01(a) or Section 12.01(c) and (ii) determining the amount of Losses arising out of or resulting therefrom.

Section 12.02                                Notice of Claim; Defense.

(a)           If (i) any third party or Governmental Authority institutes, threatens or asserts any action that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article XII (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the amount of all related Losses (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts shall not affect the rights of the indemnified parties except to the extent that such failure actually prejudices the Indemnifying Party.

(b)           In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Action and shall pay the fees, charges and disbursements of such counsel.  Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Action, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Action and (ii) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party’s counsel in connection with such Action.  Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third-Party Claim if (A) such Third-Party Claim relates to or arises in connection with any criminal proceeding, (B) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party (other than in cases where the primary remedy being sought by such third party or Governmental Authority is monetary damages), (C) such Third-Party Claim has or would reasonably be expected to result in Losses (excluding, for the avoidance of doubt, for the purposes of this clause (C), any Tax excess) in excess of the Cap, (D) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, or (E) such Third-Party Claim arises out of any Release or noncompliance with any Environmental Law at any Real Property.  The Indemnifying Party shall have the right to settle, compromise or discharge a Third-Party Claim either (I) with the prior written consent of the applicable Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) or (II) without any Indemnified Party’s consent if such settlement, compromise or discharge (x) provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party, (y) includes as an unconditional term thereof the giving by the Person(s) asserting such Third-Party Claim to all Indemnified Parties of an unconditional release from all liability with respect to such Third-Party Claim and (z) does not contain an admission of liability on the part of any Indemnified Party.  The Indemnifying Party shall not consent to the entry of any judgment which would impose any injunctive or equitable relief on the Indemnified Party.  Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel reasonably satisfactory to the relevant Indemnified Parties and assume control of such defense within a reasonable period of time or if both the Indemnifying Party and any Indemnified Party are parties to or subjects of such Action and conflicts of interests exist between the Indemnifying Party and such Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Action and assume control of the defense of the Indemnified Parties in connection with such Action, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party.  Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third-Party Claim, the parties hereto shall cooperate in the defense thereof in accordance with Section 12.02(c).  Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Action that is entered into without its prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

(c)           From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its Representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable and documented out-of-pocket expenses of the Indemnified Parties); provided that the Indemnifying Party shall take reasonable precautions so as not to jeopardize any privilege reasonably available to an Indemnified Party in respect of any of its records.

(d)           In the event of a Direct Claim, within thirty (30) calendar days of delivery of a Claim Notice to the Indemnifying Party, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within such 30-day period, such dispute shall be resolved by litigation in a court of competent jurisdiction pursuant to Section 13.10.

Section 12.03                                No Duplication; Exclusive Remedy.

(a)           Any liability for indemnification hereunder shall be determined without duplication of recovery (i) by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement (and for purposes of clarity there shall be no liability for a breach of any covenant where the primary purpose of such covenant is to maintain the truth or correctness of any representation or warranty or of notifying a party about any untruth or incorrectness of any representation or warranty other than what is available for the breach of such underlying representation or warranty) or (ii) to the extent such liability was already taken into account under Section 2.04 or Section 2.05.

(b)           From and after the applicable Closing and except (i) as expressly provided in Section 2.04, Section 2.05, Section 6.16 and the Ancillary Agreements (other than the HHI Assignment and Assumption Agreement, the HHI Bill of Sale, the IP Assignment Agreements, the TLM Assignment and Assumption Agreement, the TLM Bill of Sale or the Foreign Acquisition Agreements), (ii) in the case where a party seeks to obtain specific performance pursuant to Section 13.13 and (iii) for claims arising out of fraud, the exclusive remedy of the parties in connection with this Agreement and the transactions contemplated hereby (whether under this contract or arising under common law or any other Law) shall be as provided in this Article XII, including any claim or right of contribution that is premised on the ownership or use of Transferred Assets or assets of any Transferred Entity by Seller or any of its Subsidiaries before the applicable Closing.

Section 12.04                                Limitation on Set-Off.

(a)           Purchaser shall not have any right to set off any unresolved indemnification claim pursuant to this Article XII against, and there shall not otherwise be any right to set off or counterclaim in the event of the non-performance of any obligation to make, (i) any payment due pursuant to Article II, (ii) any payment due under the HHI Transition Services Agreement, the TLM Transition Services Agreement or any other Ancillary Agreement, or (iii) any payment due pursuant to Section 6.04(a) or Section 6.15(e).

(b)           Seller shall not have any right to set off any unresolved indemnification claim pursuant to Article XII against, and there shall not otherwise be any right to set off or counterclaim in the event of the non-performance of any obligation to make, (i) any payment due pursuant to Section 2.04 or Section 2.05, (ii) any payment due under the HHI Transition Services Agreement, the TLM Transition Services Agreement or any other Ancillary Agreement, or (iii) any payment due pursuant to Section 6.04(a).

Section 12.05                                Mitigation.

(a)           Purchaser and Seller shall (and shall cause their respective Affiliates to) cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article XII, including by making commercially reasonable efforts to mitigate to the extent required by Law, whether by seeking claims against a third party, an insurer or otherwise, and to resolve any such claim or liability; provided, however, that any costs of mitigation shall be included in the amount recoverable by a party under this Article XII and that an Indemnified Party shall nevertheless be entitled to bring a claim for indemnification under this Article XII in respect of such Losses and no Purchaser Indemnified Party shall have any obligation to pursue any insurance recovery except as pursuant to Section 6.06(c) or in respect of a Transferred Policy or to commence any Action against any insurer or third party.

(b)           For the avoidance of doubt, no party shall be liable under this Article XII for Losses consisting of exemplary, special, indirect, consequential, remote, speculative, punitive or treble damages, lost profits or internal costs; provided, however, that this sentence shall not limit a party’s right to recover under this Article XII for any such Losses to the extent that (x) such Losses were reasonably foreseeable or (y) such party is required to pay such Losses to a third party in connection with a matter for which such party is otherwise entitled to indemnification pursuant to this Article XII.

Section 12.06                                Potential Contributors.  If an Indemnified Party receives any payment from an Indemnifying Party in respect of Losses and the Indemnified Party could have recovered all or a part of such Losses from a third party based on the underlying claim or demand asserted against such Indemnifying Party, then such Indemnified Party shall transfer such of its rights to proceed against such third party as are necessary to permit such Indemnifying Party to recover from such third party the amount of such payment.

Section 12.07                                Tax Indemnification.

(a)           From and after the First Closing Date or, in the case of Losses relating to or in respect of TLM Philippines, the Second Closing Date, Seller shall indemnify the Purchaser Indemnified Persons against and hold them harmless from any Losses arising from, relating to or otherwise in respect of, except as provided in Section 12.07(b), (i) any Taxes imposed on the Business or the Transferred Entities with respect to any Pre-Closing Tax Period, (ii) any Taxes that are Retained Liabilities hereunder, (iii) any Taxes imposed on a Transferred Entity as a result of its inclusion with Seller or any Subsidiary Transferor in a consolidated, combined or unitary Tax group, or an integrated fiscal unit and (iv) any Transfer Taxes for which Seller is liable under Section 8.01, but excluding any Taxes taken into account in the adjustment described in Section 2.04 or Section 2.05.

(b)           From and after the First Closing Date or, in the case of Losses relating to or in respect of TLM Philippines, the Second Closing Date, Purchaser and the Transferred Entities shall, jointly and severally, indemnify the Seller Indemnified Persons and hold them harmless from any Losses arising from, relating to or otherwise in respect of (i) any Taxes imposed on the Business or the Transferred Entities with respect to any Post-Closing Tax Period, or (ii) any Transfer Taxes for which Purchaser is liable under Section 8.01, but excluding any Taxes taken into account in the adjustment described in Section 2.04 or Section 2.05.

(c)           In the case of any taxable period that includes (but does not end on) the First Closing Date or, in the case of TLM Philippines, the Second Closing Date (a “Straddle Period”):

(i)           Property Taxes and similar ad valorem obligations of the Business for the Pre-Closing Tax Period shall be allocated to the Pre-Closing Tax Period according to the method described in Section 8.03.  If at the time of the applicable Closing, the tax rate or the assessed valuation for the year in which the applicable Closing occurs has not yet been fixed, Property Taxes shall be prorated based upon the tax rate and the assessed valuation established for the previous tax year; and

(ii)           the Taxes of the Business (other than Property Taxes and similar ad valorem obligations) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the applicable Closing Date.

(d)           Overlap.  To the extent that any indemnification provided for in this Section 12.07 may overlap or conflict with any indemnification contained in Section 12.01(a), the provisions of this Section 12.07 shall govern.

(e)           Procedures Relating to Indemnification of Tax Claims.

(i)           Promptly after a party (the “Tax Indemnified Party”) becomes aware of the existence of a Tax issue that may give rise to an indemnification claim under this Section 12.07 (a “Tax Controversy”) by it against the other party (the “Tax Indemnifying Party”), the Tax Indemnified Party shall notify the Tax Indemnifying Party of the Tax issue and thereafter shall promptly forward to the Tax Indemnifying Party copies of the relevant portion of any notice or other document received from any Taxing Authority and communications with any Taxing Authority relating to such Tax Controversy; provided, however, that a failure to give such notice will not affect such other party’s rights to indemnification under this Article XII, except to the extent that such party is actually prejudiced thereby.  In the event that after the First Closing Date or, in the case of TLM Philippines, the Second Closing Date, any Tax Indemnified Party pays any Tax that is the responsibility of the Tax Indemnifying Party pursuant to Section 12.07(a), such Tax Indemnifying Party shall within five (5) Business Days reimburse the Tax Indemnified Party, provided that the Tax Indemnified Party has complied with the provisions of this Section 12.07(e) and has given documentation to the Tax Indemnifying Party establishing the fact and the amount of payment.

(ii)           Except as otherwise provided in this Section 12.07(e)(ii), after the First Closing Date or, in the case of TLM Philippines, the Second Closing Date, Purchaser shall control the conduct, through counsel of its own choosing, of any Tax Controversy with respect to any of the Transferred Entities or the Transferred Assets.  In the case of a Contest after the applicable Closing Date that relates solely to Taxes for a Pre-Closing Tax Period, Seller may elect to control the handling, settling or contesting of any such Tax Controversy, but Purchaser shall have the right to participate in such Tax Controversy at its own expense.  Seller shall not settle, compromise and/or concede any portion of such Tax Controversy without obtaining Purchaser’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  In the case of a Tax Controversy with respect to a Straddle Period, Purchaser may elect to control the handling, settling or contesting of any such Tax Controversy, but Seller shall have the right to participate in such Tax Controversy at its own expense.  Purchaser shall not settle, compromise and/or concede any portion of such Tax Controversy without obtaining Seller’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  The Tax Indemnifying Party shall keep the Tax Indemnified Party reasonably informed as to the progress of any Tax proceeding with respect to a Tax Controversy to the extent such Tax proceeding relates to Taxes payable by or with respect to the Transferred Entities or Transferred Assets and shall consider in good faith any written comments or suggestions regarding such Tax proceeding from the Tax Indemnified Party.

(f)           For purposes of this Section 12.07, all Losses in respect of Taxes shall be reduced by (i) any indemnity, contribution or other similar payment actually paid to Purchaser or any Purchaser Indemnified Person by any third party with respect to such Loss, and (ii) an amount equal to any net reduction of income Taxes of Purchaser or any Purchaser Indemnified Person attributable to a Tax benefit actually realized in the year of such Loss as a direct result of such Loss, and shall be increased by any additional Tax costs arising as a result of the receipt of an indemnification payment hereunder with respect to such Loss.

(g)           Seller’s indemnity obligations under this Section 12.07 shall survive until the date that is sixty (60) days from the date of the expiration of the applicable statute of limitation (including all periods of extension, whether automatic or permissive), and such indemnity obligations shall not be subject to any of the limitations set forth in Section 12.01(b).

Section 12.08                                Effect of Knowledge.  The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement or in any document delivered with respect hereto will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement and the Ancillary Agreements or the relevant Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement (other than disclosures made in the Seller Disclosure Schedule hereto).

Section 12.09                                TLM Indemnification.  Notwithstanding anything in this Agreement to the contrary, Seller shall have no obligation to indemnify, defend or hold harmless the Purchaser Indemnified Persons pursuant to this Article XII with respect to any matter involving TLM Philippines, the Transferred TLM Assets or the Assumed TLM Liabilities until the Second Closing has been consummated and then only on the terms and subject to the conditions and limitations set forth in this Article XII.

Section 12.10                                Mexican Statutory Plan Underfunding; TLM Separation.  Notwithstanding anything in this Agreement or the Ancillary Agreements to the contrary, the parties acknowledge that, in consideration of the inclusion of clause (vi) in the definition of Indebtedness, Seller shall have no further liability as a result of (a) any underfunding of the statutory plans relating to the HHI Business’s Mexican operations or (b) the capital expenditure requirements of the TLM Business to separate the TLM Business from the other business of TLM Taiwan and its Subsidiaries.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.01                                Waiver.  Either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any failure to assert, or delay in the assertion of, rights under this Agreement shall not constitute a waiver of those rights.

Section 13.02                                Expenses.

(a)           Except as otherwise provided in this Agreement or the Ancillary Agreements, the parties shall bear their respective direct and indirect costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby.

(b)           Unless otherwise indicated, all dollar amounts stated in this Agreement are stated in U.S. currency, and all payments required under this Agreement shall be paid in U.S. currency in immediately available funds.

Section 13.03                                Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or email transmission (so long as confirmation of transmission is electronically or mechanically generated and kept on file by the sending party), or by registered or certified mail (postage prepaid, return receipt requested) to the respective Persons at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.03):

(a)           if to Seller:

Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053
Facsimile: (860) 827 3911
Attention: Bruce H. Beatt, Esq.
Email: bruce.beatt@sbdinc.com

with a copy, which does not constitute notice, to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Facsimile:  (212) 225-3999
Attention:  Ethan A. Klingsberg, Esq.
Email: eklingsberg@cgsh.com

(b)           if to Purchaser:

Spectrum Brands, Inc.
601 Rayovac Drive
Madison, Wisconsin  53711
Facsimile:  (608) 288-7546
Attention:  Nathan Fagre, General Counsel
Email:  nathan.fagre@spectrumbrands.com

with a copy, which does not constitute notice, to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Facsimile:  (212) 757-3900
Attention:  Paul D. Ginsberg, Esq.
Email:  pginsberg@paulweiss.com
Attention:  Jeffrey D. Marell, Esq.
Email:  jmarell@paulweiss.com

Section 13.04                                Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.05                                Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.06                                Entire Agreement.  This Agreement (including the Seller Disclosure Schedule in final form), together with the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof.

Section 13.07                                Assignment.  Neither party may transfer any of its rights or obligations hereunder, without the prior written consent of the other party; provided, however, that (i) Purchaser may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates or (b) designate one or more of its Affiliates to perform its obligations hereunder, in each case, if Purchaser nonetheless remains fully responsible for the performance of their respective obligations hereunder and (ii) Purchaser may assign all or a portion of its rights and obligations to any Financing Source as collateral in connection with the Debt Financing and any such Financing Source may exercise all of the rights and remedies of Purchaser hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing documentation.  Any transfer in violation of this Section 13.07 shall be null and void.

Section 13.08                                No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties and their permitted assigns and, in the case of Section 2.02(a), Section 2.02(b) and Section 6.08(a), Seller’s Affiliates, and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Financing Sources shall be made third-party beneficiaries as to Section 11.02(d), Section 11.02(e)(i), Section 11.04(d), Section 11.04(e)(i), Section 12.03, Section 13.08, Section 13.10, Section 13.12 and the last proviso of Section 13.13.

Section 13.09                                Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by the parties.

Section 13.10                                Governing Law; Submission to Jurisdiction.

(a)           This Agreement and any dispute arising out of or relating to or in connection with this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

(b)           To the fullest extent permitted by applicable Law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, relating to or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York or in any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.03 or any other manner as may be permitted by Law shall be valid and sufficient service thereof, (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law and (vi) agrees that New York State or Federal court of the United States of America sitting in the County of New York, Borough of Manhattan, and any appellate court from any thereof, shall have exclusive jurisdiction over any action, claim, suit or proceeding of any kind or description, whether in law or in equity whether in contract or in tort or otherwise, brought against any Financing Sources in connection with the Agreement, any transactions contemplated by this Agreement or the Debt Financing contemplated by this Agreement.  The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator set forth in Section 2.04 or Section 2.05, although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction and judgments of the Accounting Arbitrator.  Notwithstanding anything herein to the contrary, each party hereto agrees not to support and each party’s Affiliates agree not to bring or support any claim, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates or employees in any way relating to the Agreement, any transaction contemplated by this Agreement or the Debt Financing contemplated by this Agreement, in any forum other than New York State or Federal court of the United States of America sitting in the County of New York, Borough of Manhattan, and any appellate court from any thereof.

Section 13.11                                Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means (including portable document format) shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 13.12                                Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation, claim, suit or proceeding of any kind or description, whether in law or in equity whether in contract or in tort or otherwise, directly or indirectly, arising out of or relating to this Agreement or any transaction contemplated by this Agreement (including any such action involving the Financing Sources).  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 13.12.

Section 13.13                                Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone.  The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 11.01, the parties shall be entitled, without posting a bond or similar indemnity, to obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court as specified in Section 13.10, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that Seller shall not be entitled to obtain specific performance of Purchaser’s obligation to consummate the First Closing pursuant to Section 2.06(a) unless each of the following conditions are satisfied:  (a) all of the conditions set forth in Section 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the First Closing, but subject to such conditions being capable of being satisfied), (b) the Debt Financing has been funded or will be funded at the First Closing, (c) Purchaser has failed or indicated that it will fail to complete the First Closing in accordance with Section 2.06(a), and (d) Seller has confirmed to Purchaser in writing that if specific performance is granted and the Debt Financing is funded, and Purchaser otherwise complies with its obligations hereunder, then the First Closing will occur.

Section 13.14                                No Presumption.  The parties to this Agreement agree that this Agreement was negotiated fairly between them at arms’ length and that the final terms of this Agreement are the product of the parties’ negotiations.  Each party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby.  The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provisions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STANLEY BLACK & DECKER, INC.

By:	/s/ Donald Allan, Jr.
Name: Donald Allan, Jr.
Title: Senior Vice President and Chief Financial Officer

SPECTRUM BRANDS, INC.

By:	/s/ Nathan Fagre
Name: Nathan Fagre
Title: Vice President, General Counsel, and Secretary